Filed Pursuant to Rule 424(b)(4)
Registration No. 333-209025

PROSPECTUS

1,164,800 Shares

Common Stock

We are offering 1,164,800 shares of our common stock. This is our initial public offering and no public market currently exists for shares of our common stock. The initial public offering price is $6.25 per share.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “GWRS.” The common shares of GWR Global Water Resources Corp., which currently owns approximately 47.8% of our outstanding common stock, are publicly listed on the Toronto Stock Exchange. Concurrently with the consummation of this offering, GWR Global Water Resources Corp. will merge with and into us and on the effectiveness of the merger all of the outstanding common shares of GWR Global Water Resources Corp. will be exchanged for shares of our common stock. See “The Transactions—Reorganization Transaction” for additional information.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total
Initial public offering price	$6.25	$7,280,000
Underwriting discounts and commissions(1)	$0.4375	$509,600
Proceeds to us, before expenses	$5.8125	$6,770,400

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriter an option to purchase up to 174,720 additional shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of common stock to purchasers on or about May 3, 2016.

Roth Capital Partners

Prospectus dated April 28, 2016

Neither we nor the underwriter have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Until May 22, 2016 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us” and “our” refer to Global Water Resources, Inc., a Delaware corporation, and its consolidated subsidiaries. All references to “CAD$” and “Canadian dollars” are to the lawful currency of Canada and references to “$,” “US$” and “U.S. dollars” are to the lawful currency of the United States.

Our Company

We are a water resource management company that owns, operates and manages water, wastewater and recycled water utilities in strategically located communities, principally in metropolitan Phoenix, Arizona. We seek to deploy our integrated approach, which we refer to as “Total Water Management,” a term we use to mean managing the entire water cycle by owning and operating the water, wastewater and recycled water utilities within the same geographic areas in order to both conserve water and maximize its total economic and social value. We use Total Water Management to promote sustainable communities in areas where we expect growth to outpace the existing potable water supply. Our model focuses on the broad issues of water supply and scarcity and applies principles of water conservation through water reclamation and reuse. Our basic premise is that the world’s water supply is limited and yet can be stretched significantly through effective planning, the use of recycled water and by providing individuals and communities resources that promote wise water usage practices.

We currently own nine water and wastewater utilities in strategically targeted communities principally in metropolitan Phoenix. We currently serve more than 50,000 people in approximately 20,000 homes within our 332 square miles of certificated service areas, which are serviced by five wholly-owned regulated operating subsidiaries as of December 31, 2015. Approximately 94.9% of our active service connections are customers of our Santa Cruz and Palo Verde utilities, which are located within a single service area. We have grown significantly since our formation in 2003, with total revenues increasing from $4.9 million in 2004 to $32.0 million in 2015, and total service connections increasing from 8,113 as of December 31, 2004 to 38,744 as of December 31, 2015, with regionally planned service areas large enough to serve approximately two million service connections.

Our Growth Strategy

Our long-term goal is to become one of the largest investor-owned operator of integrated water and wastewater utilities in areas of the arid western United States where water scarcity management is necessary for long-term economic sustainability and growth. Our growth strategy involves the elements listed below:

•	acquiring or forming utilities in the path of prospective population growth;

•	expanding our service areas geographically and organically growing our customer base within those areas; and

•	deploying our Total Water Management approach into these utilities and service areas.

We believe this plan can be executed in our current service areas and in other geographic areas where water scarcity management is necessary to support long-term growth and in which regulatory authorities recognize the need for water conservation through water recycling.

Our Competitive Strengths

Our Utilities Are Located in Areas of Strong Population Growth Where We Have Contracted Service Areas

We have three regional planning areas located in the metropolitan Phoenix area with area-wide permits and contractual service rights relating to over 500 square miles of territory. Our Maricopa-Casa Grande regional planning area and Eloy regional planning area are located in Pinal County, Arizona. Pinal County is rapidly changing from primarily rural to an area of suburbanization. According to a U.S. Census estimate, Pinal County grew by 124% from a population of 179,727 in 2000 to 401,918 in 2014, and by 7% between years 2010 and 2014, ranking it as a third fastest growing county in Arizona based on percentage population growth for this period.

Our West Valley regional planning area is located in Maricopa County. Maricopa County gained 797,927 residents between 2000 and 2011, and 270,074 residents between years 2010 and 2014. Maricopa County is one of the fastest growing counties in Arizona and Maricopa County is now the fourth largest county in the U.S. with approximately 4.0 million residents.

Modern Infrastructure Provides Foundation for Future Growth With Low Future Capital Expenditures

We believe that as demand for new homes continues to recover in the regions we serve, there will be opportunities for growth, particularly in the Maricopa-Casa Grande region, where our local utilities have considerable infrastructure already in place. As a result of our investment in modern infrastructure, we expect our regulated utilities business in our current service areas to have relatively low capital expenditures for the foreseeable future because greater than 90% of our infrastructure was built in the last twelve years compared to most U.S. drinking water infrastructure, which were built 50 or more years ago.

Leader in Utilization of Technology and Innovation

We use technology to reduce costs, increase revenues and save water. We focus on technological innovations that allow us to deliver high-quality water and customer service with lower potential for human error, delays and inefficiencies. Our comprehensive technology platform includes FATHOM™, which includes customer information systems, automated meter reading and geographical information system technologies, and supervisory control and data acquisition systems, which we use to map and monitor our physical assets and water resources on an automated, real-time basis with fewer employees than the standard water utility model requires. Our innovative approaches to utility planning, water conservation and technology utilization have led to our development of strong relationships with key regulatory bodies.

Unique and Proven Advanced Technology Platform

We believe that we are one of the only water utilities that has developed its own integrated suite of advanced services, which we branded as FATHOM™. Initially developed to support and optimize our utility operations, implementation of the FATHOM™ system has consistently demonstrated cost savings for third party utilities and provides opportunities for increased utility revenues. We sold the FATHOM™ business in June 2013 (retaining a minority ownership position, which is currently approximately 8%), although we continue to use and benefit from the internally developed FATHOM™ service suite. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events—Sale of FATHOM™ Business.”

Proven Ability to Acquire and Consolidate

We have acquired or formed 16 regulated water and wastewater utilities (four of which have subsequently been divested and three of which have been merged), five of which are operating with active customer service connections. We have successfully consolidated the operations, management, infrastructure, technology and employees of these utilities. Not all utilities acquired by us can accommodate the Total Water Management model, as it is necessary that we own both the water and the wastewater infrastructure in the area. In those cases, we seek to improve operational and administrative efficiencies of the utility using our technology platform and through economies of scale. We believe that our success to date engenders positive relationships and credibility with regulators, municipalities, developers and customers in both existing and prospective service areas.

The Transactions

Concurrently with the consummation of this offering, GWR Global Water Resources Corp. (“GWRC”), which currently owns approximately 47.8% of our outstanding common stock, will merge with and into the Company with the Company surviving as a Delaware corporation, subject to the satisfaction of certain conditions, including GWRC’s shareholder approval. At the effective time of the merger, following a 100.68-for-1 forward stock split with respect to our common stock, holders of GWRC’s common shares will receive one share of the Company’s common stock for each outstanding common share of GWRC. We refer to this as the “Reorganization Transaction.” The Reorganization Transaction and the consummation of this offering will be contingent upon each other and will occur simultaneously. In addition, following the consummation of this offering and the Reorganization Transaction, we plan to refinance all of our tax-exempt bonds. For additional information, see “The Transactions” elsewhere in this prospectus.

The Reorganization Transaction may give rise to both U.S. and Canadian tax liability for us. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—The Reorganization Transaction occurring concurrently with this offering may give rise to both U.S. and Canadian tax liability for us.”

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), under the rules and regulations of the Securities and Exchange Commission (“SEC”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•	reduced disclosure obligations regarding executive compensation in periodic reports;

•	no requirement for non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. In future years, we will cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced requirements.

We have elected to take advantage of some of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act permits an emerging growth company, like us, to elect to delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We are choosing to take advantage of this extended transition provision. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our election to take advantage of the JOBS Act extended accounting transition period may make our financial statements more difficult to compare to other public companies.”

Summary Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:

•	we may have difficulty accomplishing our growth strategy within and outside of our current service areas;

•	our operations of regulated utilities are currently located exclusively in the state of Arizona;

•	our active service connections are primarily concentrated in one water utility and one wastewater utility located in the same service area;

•	our growth depends significantly on increased residential and commercial development in our service areas;

•	the growth of our customer base and revenues could be materially and adversely affected by a deep or prolonged slowdown of development or population growth within our service areas;

•	any growth that may occur outside the location and capacity of our existing infrastructure may require significantly more capital expenditures than currently anticipated;

•	we may not be permitted to increase our rates;

•	we may be required to alter our existing treatment facilities or build additional facilities as a result of changes to environmental and other regulations;

•	seasonal fluctuations and other weather-related conditions, such as droughts, could adversely affect the supply of and demand for our services;

•	inadequate water and wastewater supplies could have a material adverse effect upon our ability to achieve the customer growth;

•	our water and wastewater systems are subject to condemnation by governmental authorities;

•	the concentration of our stock ownership with our officers, directors, certain stockholders and their affiliates will limit our stockholders’ ability to influence corporate matters;

•	we have elected to take advantage of the reduced disclosure requirements applicable to emerging growth companies;

•	The Reorganization Transaction occurring concurrently with this offering may give rise to both U.S. and Canadian tax liability for us;

•	our ability to expand into new service areas and to expand current water and wastewater service depends on approval from regulatory agencies; and

•	if our financial performance deteriorates, we may need to decrease or eliminate our dividends.

Our Corporation Information

Global Water Resources, Inc., the issuer of the common stock in this offering, was incorporated as a Delaware corporation on May 2, 2008. Our principal executive offices are located at 21410 N 19th Avenue #220, Phoenix, AZ 85027, and our telephone number is (480) 360-7775. Our website address is www.gwresources.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Issuer	Global Water Resources, Inc.

Common stock offered by us	1,164,800 shares

Underwriter’s option to purchase additional shares of common stock from us	174,720 shares

Common stock to be outstanding after this offering	19,406,546 shares (after giving effect to the shares of our common stock sold by us in this offering and to the Reorganization Transaction, including the 100.68-for-1 forward stock split with respect to our common stock effected prior to the completion of this offering)

Use of proceeds	We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $4.6 million, based on the initial public offering price of $6.25 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our principal reason for this offering is to provide the Company the option to exercise the redemption of its outstanding tax-exempt bonds, which would need to be completed within 90 days after closing of a “public offering” of ownership interests in the Company. See “The Transactions—Planned Refinancing Transaction” for additional information. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. However, we have not made a definitive determination as to how to allocate these proceeds among these and other possible general corporate purposes and we do not anticipate doing so prior to the completion of this offering. We do not intend to use the net proceeds from this offering to refinance the tax-exempt bonds.

Dividend policy

Following the completion of this offering, we intend to pay a regular monthly dividend on our common stock of $0.02 per share ($0.24 per share annually), or an aggregate of approximately $4.7 million on an annual basis. However, our future dividend policy is subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock we may issue in the future, business prospects and other factors that our board of directors may deem relevant. See “Dividend Policy” and “Risk Factors—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

Risk factors	See “Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our common stock.

NASDAQ Global Market symbol	“GWRS”

Unless otherwise indicated, this prospectus:

•	assumes no exercise by the underwriter of its option to purchase additional shares of our common stock;

•	gives effect to a 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering in connection with the Reorganization Transaction; and

•	does not give effect to the consummation of the Reorganization Transaction and the 8,726,747 shares of our common stock to be issued in the Reorganization Transaction.

Summary Consolidated Financial Data

The following table summarizes selected historical and pro forma consolidated financial data for Global Water Resources, Inc. and its subsidiaries. We have derived the summary consolidated statement of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus.

We have derived the pro forma consolidated financial data from our unaudited pro forma condensed consolidated financial information appearing elsewhere in this prospectus. The summary pro forma condensed consolidated balance sheet as of December 31, 2015 is adjusted to give effect to the Reorganization Transaction. The summary pro forma condensed consolidated statement of operations data for the year ended December 31, 2015 is adjusted to give effect to a 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering in connection with the Reorganization Transaction and to the condemnation of the operations and assets of Valencia Water Company, Inc. (“Valencia Water Company”) as if the transaction had occurred on January 1, 2015.

The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes and our unaudited pro forma condensed consolidated financial information and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

		Pro Forma
	December 31, 2015	December 31, 2015		December 31, 2014
	(dollars in thousands)
ASSETS:
Net property, plant and equipment	$194,152	$194,152		$240,424
Current assets	18,715	18,715		12,293
Other assets	25,108	25,108		54,884

Total Assets	$237,975	$237,975		$307,601

LIABILITIES:
Current liabilities	$10,663	$10,841		$13,630
Noncurrent liabilities	207,249	207,524		266,291

Total Liabilities	217,912	218,365		279,921

SHAREHOLDERS’ EQUITY	20,063	19,610		27,680

Total Liabilities and Shareholders’ Equity	$237,975	$237,975		$307,601

		Pro Forma
	Year Ended	Year Ended		Year Ended
	December 31, 2015	December 31, 2015		December 31, 2014
	(dollars in thousands, except per share data)
Revenues	$31,956	$28,690		$32,559
Operating expenses	25,429	22,802		(22,232)

Operating income	6,527	5,888		54,791
Total other income (expense)	35,459	(7,526)		(6,855)

Income (loss) before income taxes	41,986	(1,638)		47,936
Income tax benefit (expense)	(20,623)	784		16,995

Net income (loss)	$21,363	$(854)		$64,931

Basic earnings (loss) per common share	$117.55	$(0.05	)(1)(2)	$356.67
Diluted earnings (loss) per common share	$117.55	$(0.05	)(1)(2)	$356.67

(1)	The adjustments to basic earnings (loss) and diluted earnings (loss) per common share reflect the net income eliminated through the pro forma adjustments for the year ended December 31, 2015 and the elimination of the net gain on the condemnation of the operations and assets of Valencia Water Company.
(2)	As adjusted to give effect to a 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering in connection with the Reorganization Transaction.

RISK FACTORS

This offering and investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We may have difficulty accomplishing our growth strategy within and outside of our current service areas. This would cause us to rely more heavily on regulatory rate increases to increase our revenues, which we may not apply for before May 31, 2017 for our utilities that service approximately 94.9% of our active service connections.

Our ability to expand our business, both within our current service areas and into new areas, involves significant risks, including, but not limited to:

•	not receiving or maintaining necessary regulatory permits, licenses or approvals;

•	downturns in economic or population growth and development in our service areas;

•	risks related to planning and commencing new operations, including inaccurate assessment of the demand for water, engineering and construction difficulties and inability to begin operations as scheduled;

•	droughts or water shortages that could increase water conservation efforts to a point that materially reduces revenue;

•	regulatory restrictions or other factors that could adversely affect our access to sources of water supply;

•	our potential inability to identify suitable acquisition opportunities or to form the relationships with developers and municipalities necessary to form strategic partnerships; and

•	barriers to entry presented by existing water utilities in prospective service areas.

If we are unable to execute our growth strategy effectively, we will need to rely more heavily on regulatory rate increases to increase our revenue. However, recent Rate Decision No. 74364 stipulates that none of our utilities can file another rate application before May 31, 2016. Moreover, Global Water-Santa Cruz Water Company (“Santa Cruz”) and Global Water-Palo Verde Utilities Company (“Palo Verde”), which service approximately 94.9% of our active service corrections, may not file for another rate increase before May 31, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Rate Case Activity” for additional information.

Our operations of regulated utilities are currently located exclusively in the state of Arizona, which increases the impact of local conditions on our results of operations.

The customers of our regulated utilities are currently located exclusively in the state of Arizona. As a result, we cannot diversify or mitigate the risks presented by local regulatory, economic, demographic and weather conditions in this area. An adverse change in any of these conditions would therefore affect our profitability, results of operations, liquidity and cash flows more significantly than if our utilities also operated in other geographic areas.

Our active service connections are primarily concentrated in one water utility and one wastewater utility.

At December 31, 2015, we had 37,784 active service connections, of which approximately 94.9% are serviced by our Santa Cruz water utility and our Palo Verde wastewater utility. Both our Santa Cruz and Palo

Verde utilities are located in the same service area. If, for any reason, including those described below under “—Any disruption or problem at our facilities could increase our expenses,” either of these utilities are unable to service this service area, our ability to conduct our business would be adversely affected.

We face competition for new service areas and acquisition targets.

We face competition from other water and wastewater utilities for new service areas and with respect to acquisition of smaller utilities. These competitors consist primarily of municipalities and investor-owned utilities seeking expansion opportunities. Some of our competitors are larger than we are and have more resources and access to capital than we do. If we are unable to compete effectively for new service areas and acquisitions of existing utilities, our ability to increase our rate base and revenue could be adversely affected.

Operating costs, construction costs and costs of providing services may rise faster than revenue.

The ability to increase rates over time is dependent upon approval of rate increases by utility regulators, which may be inclined, for political or other reasons, to limit rate increases. However, our costs are subject to market conditions and other factors, and may increase significantly. The second largest component of our operating costs after water production is made up of salaries and wages. These costs are affected by the local supply and demand for qualified labor. Other large components of our costs are general insurance, workers compensation insurance, employee benefits and health insurance costs. These costs may increase disproportionately to rate increases authorized by utility regulators and may have a material adverse effect on our financial condition and results of operations.

We may have difficulty recruiting and retaining qualified personnel, and due to the technical and specialized nature of our business, our profitability may suffer if we do not have the necessary workforce.

Our plants require some of our employees to be certified operators of record, a designation requiring specialized training and certification in water and wastewater systems. As workers with these qualifications retire in the industry, we may be unable to replace them readily in view of the relatively low number of younger workers that we believe are entering the workforce to pursue this line of work. Our operations require a variety of other technical skills and specialties in the areas of engineering, systems analysis, laboratory work and equipment repair, and we may have difficulty recruiting and retaining personnel with these skills. If we cannot maintain an employee base with the skills necessary to conduct our operations, our efficiency, margins and ability to expand our business could be adversely affected.

Any disruption or problem at our facilities could increase our expenses.

A natural disaster (such as an earthquake, fire or flood) or an act of terrorism could cause substantial delays in our operations, damage or destroy our equipment or facilities and cause us to incur additional expenses and lose revenue. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby materially and adversely affecting our financial condition and prospects.

Our growth depends significantly on increased residential and commercial development in our service areas, and if developers or builders are unable to complete additional residential and commercial projects, our revenue may not increase.

The growth of our customer base depends almost entirely on the success of developers in developing residential and commercial properties within our “Certificate of Convenience and Necessity” areas. A Certificate of Convenience and Necessity is a permit issued by the Arizona Corporation Commission allowing a public service corporation to serve a specified area, and preventing other public service corporations from offering the same services within the specified area, which we refer to as “service areas.” Real estate development is a cyclical industry and the growth rate of development, especially residential development, since 2006, both nationally and in Arizona has been below historical rates. The sale of, for instance, single family residences is affected by a number of national and regional economic factors, including:

•	interest rates and general levels of economic output;

•	levels of activity in the local real estate market;

•	the state of domestic credit markets, mortgage standards and availability of credit;

•	competition from other builders and other projects in the area and other states;

•	federal programs to assist home purchasers;

•	costs and availability of labor and materials;

•	government regulations affecting land development, homebuilding and mortgage financing;

•	availability of financing for development and for home purchasers;

•	changes in the income tax treatment of real property ownership;

•	unexpected increases in development costs;

•	increased commute times and fuel costs that may adversely affect the desirability of outlying suburbs;

•	availability of, among other things, other utilities, adequate transportation and school facilities; and

•	environmental problems with such land.

While many developers presently hold necessary zoning approvals, land development within our service areas could also be affected by changes in governmental policies, including, but not limited to, governmental policies to restrict or control development. This may include, for example, actions by the local school districts to restrict admissions to local schools because of inadequate classroom space or, because of other problems, such as failure by local municipalities to approve plats for the development. An increase in current residential foreclosure rates or a deep or prolonged slowdown of the development process and the related absorption rate within the various developments in our service areas because of any or all of the foregoing could materially and adversely affect growth of our customer base and the generation of revenue.

Many national builders and developers in our service areas own or control substantial amounts of the developable land in these areas. There can be no assurance that these builders and developers have the financial capability to continue and complete their developments. Moreover, given that there are limited restrictions on the ability of developers to sell parcels (or portions thereof), developers may continue to transfer ownership of parcels (or portions thereof) within our service areas to other developers and homebuilders and others prior to completion of development, who may then sell to, among others, ultimate homeowners. There can be no assurance that any subsequent owners will have the financial capabilities to complete development of any land so acquired.

A deep or prolonged slowdown of the development process and growth rate within the various developments in our service areas could materially and adversely affect the growth of our customer base.

Development in our service areas is also contingent upon construction or acquisition of major public improvements, such as arterial streets, drainage facilities, telephone and electrical facilities, recreational facilities, street lighting and local in-tract improvements (e.g., site grading). Many of these improvements are built by municipalities with public financing, and municipal resources and access to capital may not be sufficient to support development in areas of rapid population growth. If municipalities, developers, builders or homeowners are unable, financially or otherwise, to make the improvements necessary to complete new residential or commercial developments, our potential revenue growth from new water and wastewater connections within such developments would be reduced.

New or stricter regulatory standards or other governmental actions could increase our regulatory compliance and operating costs, which could cause our profitability to suffer, particularly if we are unable to increase our rates to offset such costs.

In Arizona, water and wastewater utilities are subject to regulation by water, environmental, public utility and health and safety regulators, and we are required to obtain environmental permits from governmental agencies in order to operate our facilities. Regulations relate to, among other things, standards and criteria for drinking water quality and for wastewater discharges, customer service and service delivery standards, waste disposal and raw groundwater abstraction limits and rates and charges for our regulated services. There may be instances in the future when we are not in or cannot achieve compliance with new and evolving laws, regulations and permits without incurring additional operating costs. For example, in 2006, the U.S. Environmental Protection Agency (“EPA”) implemented a new arsenic maximum contaminant level, which effectively required the installation and operation of costly arsenic treatment systems at many of our water production facilities.

Our costs of complying with current and future governmental laws and regulations could adversely affect our business or results of operations. If we fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators and our operations could be curtailed or shut down. We may also be exposed to product liability or breach of contract claims by third parties resulting from our noncompliance. These laws and regulations are complex and change frequently, and these changes may cause us to incur costs in connection with the remediation of actions that were lawful when they were taken.

We may incur higher compliance or remediation costs than expected in any particular period and may not be able to pass those increased costs along to our customers immediately through rate increases or at all. This is because we must obtain regulatory approval to increase our rates, which can be time-consuming and costly and our requests for increases may not be approved in part or in full.

We are required to test our water quality for certain parameters and potential contaminants on a regular basis. If the test results indicate that parameters or contaminants exceed allowable limits, we may be required either to commence treatment to remedy the water quality or to develop an alternate water source. Either of these outcomes may be costly, and there can be no assurance that the regulatory authorities would approve rate increases to recover these additional compliance costs. In addition, by the time that test results are available, contaminated water may have been provided to customers, which may result in liability for us and damage our reputation.

In addition, governments or government agencies that regulate our operations may enact legislation or adopt new requirements that could have an adverse effect on our business, including:

•	restricting ownership or investment;

•	providing for the expropriation of our assets by the government through condemnation or similar proceedings;

•	providing for changes to water and wastewater quality standards;

•	requiring cancellation or renegotiation of, or unilateral changes to, agreements relating to our provision of water and wastewater services;

•	changing regulatory or legislative emphasis on water conservation in comparison to other goals and initiatives;

•	promoting an increase of competition among water companies within our designated service areas;

•	requiring the provision of water or wastewater services at no charge or at reduced prices;

•	restricting the ability to terminate services to customers whose accounts are in arrears;

•	restricting the ability to sell assets or issue securities;

•	adversely changing tax, legal or regulatory requirements, including environmental requirements and the imposition of additional requirements and costs on our operations, including but not limited to changes adopted in response to regulatory measures to address global climate change;

•	changes in the charges applied to raw water abstraction;

•	changes in rate making policies; or

•	restrictions relating to water use and supply, including restrictions on use, increased offsetting groundwater replenishment obligations, changes to the character of groundwater rights and settlement of Native American claims.

We may not be permitted to increase our rates, which may necessitate a reduction of our capital investments and operating costs.

Our utility subsidiaries are regulated as public service corporations by the Arizona Corporation Commission. Our utility subsidiaries file general rate cases for rates they charge for services which are established by the Arizona Corporation Commission in accordance with Arizona law, which grants considerable discretion to the Arizona Corporation Commission. If requested rate increases are not allowed, we may have to reduce our costs of capital and operating costs. The members of the Arizona Corporation Commission are selected by the voters in statewide elections and are often responsive to complaints by ratepayers about proposed rate increases. Moreover, even if the Arizona Corporation Commission ultimately agrees that some rate relief is necessary, the relief can only be obtained after a formal and lengthy proceeding before the Arizona Corporation Commission. There can be no assurance that rate increases we request would be approved by the Arizona Corporation Commission.

The operations of our utility subsidiaries are subject to other various federal, state and local laws, regulations and ordinances, including without limitation, the jurisdiction of the Arizona Department of Environmental Quality, Arizona Department of Water Resources, City of Maricopa, Arizona, City of Casa Grande, Arizona, Maricopa, Pinal and Mohave Counties, EPA, the Maricopa Association of Governments and the Central Arizona Association of Governments. Existing laws, regulations and ordinances can be amended, or new laws, regulations or ordinances may be enacted, and the requirements of compliance may change. Continued benefits we receive under existing laws can be withdrawn or become unavailable or more costly. In addition, enforcement practice may become more stringent. As a result, governmental regulatory action and changes in law could adversely affect our financial condition and results of operations if we face delays and difficulties in obtaining approval to raise rates, and if there is a significant gap between the timing of increased expenses and our ability to recover those expenses, or if we are unable to obtain approval to recover expenses, our profitability, results of operations, liquidity and cash flows would be adversely affected.

Changes to environmental and other regulation may require us to alter our existing treatment facilities or build additional facilities.

To comply with federal, state and local environmental laws, our existing facilities may need to be altered or replaced. Altered and new facilities and other capital improvements must be constructed and operated in accordance with multiple requirements, including, in certain cases, an Aquifer Protection Permit issued by the Arizona Department of Environmental Quality, Arizona Pollution Discharge Elimination System permits from the Arizona Department of Environmental Quality and an air quality permit from Maricopa or Pinal Counties. The provision of potable water is subject to, among others, the requirements of the federal Safe Drinking Water Act, and effluent from wastewater treatment facilities must comply with other requirements. Regulated contaminants and associated maximum contaminant levels may change over time, requiring us to alter or build additional treatment facilities. We are also subject to regulation as an employer, property owner and business operator in the State of Arizona. Failure by us to observe the conditions and comply with the requirements of these permits and other applicable laws and regulations could result in delays, additional costs, fines and other adverse consequences up to and including inability to proceed with development in our service areas.

We are subject to environmental risks that may subject us to clean-up costs or litigation that could adversely affect our business, operating results, financial condition and prospects.

Under various federal and state environmental laws, regulations, ordinances and other requirements, a current or previous owner or operator of real property or a facility may be liable for the costs of removal, remediation or containment of hazardous or toxic substances on, under, in or released from such property. These liabilities are not limited to a potential effect on our water supply and include, but are not limited to, liabilities associated with air, soil, or groundwater contamination at any real estate or facilities we own or operate, including liabilities assumed in an acquisition of another utility. Environmental laws often impose liability regardless of whether the owner or operator knew of or was responsible for the presence of the hazardous or toxic substances. Although we currently conduct environmental screening assessments on new properties that we propose to acquire or use to identify significant sources of contaminants on surrounding properties, these assessments are not comprehensive, nor have they been conducted for all of the property owned or used by us. As a result, hazardous or toxic substances may exist at properties owned or used by us. If hazardous or toxic substances are discovered at real property or facilities owned or used by us (including a landfill owned by another party that is used by us for disposal of hazardous substances), we could incur significant remediation costs, liability exposure or litigation expenses that could adversely affect our profitability, results of operations, liquidity and cash flows.

Any failure of our network of water and wastewater pipes and water reservoirs could result in losses and damages that may affect our financial condition and reputation.

Our utilities distribute water and collect wastewater through an extensive network of pipes and store water in reservoirs located across our service areas. A failure of major pipes or reservoirs could result in injuries and property damage for which we may be liable. The failure of major pipes and reservoirs may also result in the need to shut down some facilities or parts of our network in order to conduct repairs. Any failures and shutdowns may limit our ability to supply water in sufficient quantities to customers and to meet the water and wastewater delivery requirements prescribed by applicable utility regulators, which would adversely affect our financial condition, results of operations, cash flow, liquidity and reputation.

We rely on information technology systems to assist with the management of our business and customer relationships. A disruption of these systems could adversely affect our business and operations.

Our information technology systems and the information technology functions that are outsourced to the FATHOMTM business, which we previously owned, are an integral part of our business. For example, FATHOMTM systems allow us to read water meters remotely, identify high water usage and identify water theft from disconnected meters. FATHOMTM systems also provide contracted services and back-office technologies and systems to bill our customers, provide customer service, manage certain financial records and track assets and accounts receivable collections. A disruption of our information technology systems or the FATHOMTM systems could significantly limit our ability to manage and operate our business efficiently, which in turn could cause our business to suffer and cause our results of operations to be reduced.

Further, our information technology systems and the FATHOMTM systems are vulnerable to damage or interruption from:

•	power loss, computer systems failures and internet, telecommunications or data network failures;

•	operator negligence or improper operation by, or supervision of, employees;

•	physical and electronic loss of customer data or security breaches, misappropriation and similar events;

•	computer viruses;

•	intentional acts of vandalism and similar events; and

•	fires, floods, earthquakes and other natural disasters.

Damages or interruptions to our information technology systems or the FATHOMTM systems may result in physical and electronic loss of customer or financial data, security breaches, misappropriation and similar events. These issues could prevent us from issuing billings timely, which could impact revenue, or could negatively impact the efficient operations of the business, resulting in additional costs. The lack of redundancy for some of our IT systems or the FATHOMTM systems, including billing systems, could exacerbate the impact of any of the foregoing events.

Our utilities business is subject to seasonal fluctuations and other weather-related conditions, such as droughts, which could adversely affect the supply of and demand for our services and our results of operations.

We depend on an adequate water supply to meet the present and future needs of our customers. Whether we have an adequate water supply depends upon a variety of factors, including underground water supply from which groundwater is pumped, the rate at which it is recharged by rainfall and snowpack and changes in the amount of water used by our customers. In particular, the arid western U.S. region, which includes our present and potential service areas, has been required to deal with general conditions of water scarcity exacerbated by extended periods of drought.

Drought conditions could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. For example, our utilities have acted in the past as interim operators for several smaller troubled water systems, at the request of the Arizona Corporation Commission. In one such instance, the onsite well, which was the single source of water, ran dry due to aquifer decline. As a result, we were forced to haul water to the system for several years at a considerable cost. Any future interruption to our water supply or restrictions on water usage during drought conditions or other legal limitations on water use could result in decreased customer billing and lower revenues or higher expenses that we would not be able to recoup without prior regulatory approval for a rate increase, which may not be granted. See “—We may not be permitted to increase our rates, which may necessitate a reduction of our capital investments and operating costs.” These conditions could also lead to increases in capital expenditures needed to build infrastructure to secure alternative water sources. Furthermore, customers may use less water even after a drought has ended because of conservation patterns developed during the drought. Population growth could also decline under drought conditions as individuals and businesses move out of the area or elect not to relocate there. Lower water use for any reason could lead to lower revenue.

Demand for water is seasonal and varies with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease, which would adversely affect our profitability, results of operations, liquidity and cash flows. Consequently, the results of operations for one quarter are not necessarily indicative of results for future quarters or the full year.

Funds from our infrastructure coordination and financing agreements are dependent on development activities by developers which we do not control and are also subject to certain regulatory requirements.

In the past, we extended water and wastewater infrastructure financing to developers and builders through infrastructure coordination and financing agreements. These agreements are contracts with developers or builders in which we coordinate and fund the construction of water, wastewater and recycled water facilities that will be owned and operated by our regulated subsidiaries in advance of completion of developments in the area. Our investment can be considerable, as we phase-in the construction of facilities in accordance with a regional master plan, as opposed to a single development. Developers and builders pay us agreed-upon fees upon the occurrence of specified development events for their development projects. The Arizona Corporation Commission requires us to record a portion of the funds we receive under infrastructure coordination and financing agreements as “contributions in aid of construction,” which are funds or property provided to a utility under the terms of a collection main extension agreement and/or service connection tariff, the value of which are not refundable. Amounts received as contributions in aid of construction reduce our rate base once expended on utility plants.

The developer is not required to pay the bulk of the agreed-upon fees until a development receives platting approval. Accordingly, we cannot always accurately predict or control the timing of the collection of our fees. If a developer encounters difficulties, such as during a real estate market downturn, that result in a complete or partial abandonment of the development or a significant delay in its completion, we will have planned, built and invested in infrastructure that will not be supported by development and will not generate either payments under the applicable infrastructure coordination and financing agreement or cash flows from providing services. As a result, our return on our investment and cash flow stream could be adversely affected.

In August 2013, we entered into a settlement agreement with Arizona Corporation Commission staff, the Residential Utility Consumers Office, the City of Maricopa and other the parties to a rate case, which established the policy by which infrastructure coordination and financing agreement fees will be treated going forward. The settlement also prohibits us from entering into new infrastructure coordination and financing agreements. In February 2014, the rate case proceedings were completed and the Arizona Corporation Commission issued Rate Decision No. 74364, approving the settlement agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Rate Case Activity” for additional information.

Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.

The wastewater collection, treatment and disposal operations of our utilities are subject to substantial regulation and involve significant environmental risks. If collection or sewage systems fail, overflow or do not operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, potentially causing damage to persons or property, injury to the environment including aquatic life and economic damages, which may not be recoverable in rates. This risk is most acute during periods of substantial rainfall or flooding, which are the main causes of sewer overflow and system failure. Liabilities resulting from such damage could adversely and materially affect our business, results of operations and financial condition. Moreover, in the event that we are deemed liable for any damage caused by overflow, losses might not be covered by insurance policies, and such losses may make it difficult to secure insurance in the future at acceptable insurance premium rates. Similarly, any related business interruption or other losses might not be covered by insurance policies, which would also make it difficult for us to secure insurance in the future at acceptable insurance premium rates.

We may also incur liabilities under environmental laws and regulations requiring investigations and cleanup of environmental contamination at our properties or at off-site locations where there have been adverse environmental impacts. The discovery of previously unknown conditions, or the imposition of cleanup obligations in the future, could result in significant costs, and could adversely affect our financial condition, results of operations, cash flow and liquidity. Such remediation losses may not be covered by insurance policies and may make it difficult for us to secure insurance in the future at acceptable insurance premium rates.

Inadequate water and wastewater supplies could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenues.

In many areas of Arizona (including certain areas that we service), water supplies are limited and, in some cases, current usage rates exceed sustainable levels for certain water resources. As discussed above, we currently rely predominantly (and are likely to continue to rely) on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. At present, groundwater (and recycled water derived from groundwater) is the primary water supply available to us.

We do not currently anticipate any short-term concerns with physical, legal, or continuous availability issues in our service areas. Regardless, the supply of groundwater in Central Arizona, while considerable, is also ultimately finite, closely regulated and geographically limited. In areas where we have not applied for a “Designation of Assured Water Supply,” which is a decision and order issued by the director of the Arizona

Department of Water Resources designating a private water company provider as having an adequate water supply, we have not performed hydrological studies or modeling to evaluate the amount of groundwater likely to be available to meet present and expected future demands. Insofar as we intend to rely on the pumping of groundwater and the generation and delivery of recycled water to meet future demands in our current service areas, our ability and/or the ability of developers inside of our service areas to meet regulatory requirements and to demonstrate assured and adequate water supplies is essential to the continued growth of our service connections and our capacity to supply water to our customers.

Insufficient availability of water or wastewater treatment capacity could materially and adversely affect our ability to provide for expected customer growth necessary to increase revenues. We continuously look for new sources of water to augment our reserves in our service areas, but have not yet obtained surface water rights. Our ability to obtain such rights may depend on factors beyond our control, such as the future availability of Colorado River water supplies. We also plan to construct facilities and obtain the necessary permits to recharge recycled water to stretch and augment our existing and planned future water supplies, but do not yet have this capability in all of our service areas. As a result, it is possible that, in the future, we will not be able to obtain sufficient water or water supplies to increase customer growth necessary to increase or even maintain our revenues.

There is no guaranteed source of water.

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Regulatory restrictions on the use of groundwater and the development of groundwater wells, lack of available water rights, drought, overuse of local or regional sources of water, protection of threatened species or habitats or other factors, including climate change, may limit the availability of ground or surface water.

As stated above, our primary source of water is pumping of groundwater from aquifers within service areas. In the event that our wells cannot meet customer demand, we can purchase water from surrounding municipalities, agencies and other utilities. However, the cost of purchasing water is typically more expensive than producing it. Furthermore, these alternative sources may not always have an adequate supply to sell to us.

To date, we have been able to produce enough water to meet current customer requirements. However, no assurance can be given that we will be able to produce or purchase enough water to fully satisfy future customer demand. We can make no guarantee that we will always have access to an adequate supply of water that will meet all quality standards, or that the cost of water will not adversely affect our operating results.

If we are unable to access adequate water supplies, we may be unable to satisfy all customer demand, which could result in rationing. Rationing may have an adverse effect on cash flow from operations.

Water shortages may affect us in a variety of ways. For example, water shortages could:

•	adversely affect water supply mix by causing us to rely on more expensive purchased water;

•	adversely affect operating costs;

•	increase the risk of contamination to water systems due to the inability to maintain sufficient pressure;

•	increase capital expenditures for building pipelines to connect to alternative sources of supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of customers and reservoirs and other facilities to conserve or reclaim water; and

•	result in regulatory authorities refusing to approve new service areas if an adequate water supply cannot be demonstrated, and restrictions on new customer connections may be imposed in existing service areas if there is not sufficient water.

We may or may not be able to recover increased operating and construction costs as a result of water shortages on a timely basis, or at all, for our regulated systems through the rate setting process.

The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage and thereby not be reimbursed fully by insurance proceeds, or not be covered by our insurance at all, and may also make it difficult for us to obtain insurance coverage at affordable rates.

In recent years, societal factors have resulted in increased litigation and escalating monetary claims against industries and employers. Although the national insurance market currently provides insurance coverage at affordable premiums, there is no guarantee this will continue or that we will continue to be able to obtain coverage against catastrophic claims and losses. While we may self-insure for some risks in the future, should an uninsured or underinsured loss occur, we may be unable to meet our obligations as they become due.

The operation of our utilities is subject to the normal risks of occupancy as well as the additional risks of receiving, processing, treating and disposing of water and waste materials. As a safeguard, we currently maintain general liability and workers’ compensation insurance coverage, subject to deductibles at levels we believe are sufficient to cover future claims made during the respective policy periods. However, we may be exposed to multiple claims, including workers compensation claims, that do not exceed our deductibles, and, as a result, we could incur significant out-of-pocket costs that could materially adversely affect our business, financial condition and results of operations. In addition, the cost of insurance policies may increase significantly upon renewal of those policies as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Our future claims may exceed the coverage level of our insurance, and insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could materially adversely affect our business, financial condition and results of operations.

Contamination of the water supplied by us may result in disruption in our services, loss of credibility, lower demand for our services and potential liability that could adversely affect our business and financial condition.

Our water supplies are subject to contamination, including contamination from compounds, chemicals in groundwater systems, pollution resulting from man-made sources (such as perchlorate and methyl tertiary butyl ether), and possible biological terrorist attacks. Contamination of water sources can lead to human death and illness, damage to natural resources and other parts of the environment and cause other harms. Among other things, if we are found to be liable for consequences of water contamination arising out of human exposure to hazardous substances in our water supplies or other damage, we would be subject to civil or criminal enforcement actions, litigation and other proceedings or clean up obligations. Further, our insurance policies may not apply or be sufficient to cover the costs of these claims, which could be significant.

Cleaning up water sources can be very expensive and if we are required to do so, it could have a material and adverse effect on our business, operating results and financial condition. In the event that our water supply is contaminated, we may have to interrupt or stop the use of that water supply until we are able to treat the water or to substitute the supply of water from another water source, including, in some cases, through the purchase of water from a supplier. We may incur significant costs in order to warn consumers and to treat the contaminated source through expansion of current treatment facilities or development of new treatment methods. Using a new water source is generally associated with increased costs compared to an existing water source and, as indicated above, purchasing water is typically more expensive than obtaining the water from other means. If we are unable to treat or substitute our water supply in a cost-effective manner, our financial condition, results of operations, cash flow, liquidity and reputation may be adversely affected. We may not be able to recover costs associated with treating contaminated water or developing new sources of supply through the rate setting process or through insurance.

We depend on an adequate supply of electricity and chemicals for the delivery of our water, and an interruption in the supply of these inputs or increases in their prices could adversely affect our results of operations.

We rely on purchased electrical power to operate the wells and pumps that are needed in order to supply potable and recycled water to our customers. An extended interruption in power supply that we cannot remediate through the use of backup generators could adversely affect our ability to continue these operations. Electrical power, which represented approximately 6.3% of our total operating expenses in fiscal year 2015, is a significant and potentially volatile operating expense. Electrical power costs are beyond our control and can increase unpredictably in substantial amounts. Under these circumstances, our cash flows between our general rate case filings and our earnings may be adversely affected until the Arizona Corporation Commission has authorized a rate increase.

In addition, we require bulk supplies of chemicals for water and wastewater treatment, and if we were to suffer an interruption of supply that we cannot replace quickly, we might not be able to perform these functions adequately. Some chemicals are available from a single source or a limited number of sources. Chemical costs represented approximately 2.1% of our total operating expenses in fiscal year 2015 (excluding a one-time gain on regulatory order).

Doing business in jurisdictions other than Arizona may present unforeseen regulatory, legal and operational challenges that could impede or delay our operations or adversely affect our profitability.

We may decide to pursue growth opportunities in states other than Arizona. Other states may present substantially different regulatory frameworks, and we may have difficulty acquiring the necessary approvals and permits or complying with environmental, health and safety or quality standards. In addition, it may become more costly or difficult for us to comply with a multitude of standards and requirements across multiple states.

Other states may also expose us to new legal precedents, condemnation risks and liability concerns based on state legislation or case law.

Our cost structure in other states may be significantly different than our current cost structure due to regional differences. For example, our cost structure may be significantly impacted by differences in labor and energy costs in other markets and the significant portion of overall production costs that they represent.

If future acquisitions do not achieve sufficient profitability relative to expenses and investment, our business and ability to finance our operations could be materially adversely affected.

A typical element of a utility growth strategy is the acquisition or development of other water and wastewater utilities. The potential negotiation of future acquisitions and development of new projects could require us to incur significant costs and expose us to significant risks, including:

•	risks relating to the condition of assets acquired and exposure to residual liabilities of prior businesses;

•	operating risks, including equipment, technology and supply problems, regulatory requirements and approvals necessary for acquisitions;

•	risks that potential acquisitions may require the disproportionate attention of our senior management, which could distract them from the management of our existing business;

•	risks related to our ability to retain experienced personnel of the acquired company; and

•	risks that certain acquisitions may require regulatory approvals, which could be refused or delayed and which could result in unforeseen regulatory expenses or unfavorable regulatory conditions.

These issues could have a material adverse effect on our business and our ability to finance our operations. The businesses and other assets we acquire in the future may not achieve sufficient revenue or profitability to justify our investment, and any difficulties we may encounter in the integration process could interfere with our operations and reduce operating margins. Acquisitions could also result in dilutive issuance of our equity securities, incurrence of debt and contingent liabilities and fluctuations in quarterly results and expenses.

We are exposed to various risks relating to legal proceedings or claims that could materially adversely affect our operating results.

We are a party to lawsuits in the normal course of our business. Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can often be expensive and time-consuming. Unfavorable outcomes from these claims and/or lawsuits could materially adversely affect our business, results of operations and financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

We are subject to industrial risks that could adversely affect our results of operations.

The operations of our water and wastewater treatment plants involve physical, chemical and biological processes and the use of pumps, generators and other industrial equipment. As a result, our operations are subject to various industrial risks, including chemical spills, discharges or releases of toxic or hazardous substances or gases, effects resulting from confined operating spaces, fires, explosions, mechanical failures, storage tank leaks and electric shock. These risks can result in personal injury, loss of life, catastrophic damage to or destruction of property and equipment or environmental damage and related legal proceedings, including those commenced by regulators, neighbors or others. They may also result in an unanticipated interruption or suspension of our operations and the imposition of liability. The loss or shutdown over an extended period of operations at any of our treatment facilities or any losses relating to these risks could have a material adverse impact on our profitability, results of operations, liquidity and cash flows.

If the general public perceives recycled water to be unsafe, we will have difficulty executing our business plan and could face a loss of revenue.

Our Total Water Management model emphasizes the maximum use of recycled water for non-potable purposes. To implement this model, we cultivate relationships with developers, municipalities and members of the communities we serve and focus on educating them regarding the benefits and safety of recycled water. If the recycled water supplied to customers is contaminated, either as a result of terrorism, system failure, pipeline or other causes, public perception regarding the safety of recycled water would likely suffer, regardless of whether we are at fault and potentially even if the contaminated water was supplied by another person. For example, if groundwater contamination occurs as a result of discharge of “gray water” (e.g., used sink or laundry water) into the aquifer, the public could confuse that with recycled water and attribute environmental harm to our system. Public perception of an unsafe water supply would harm our business, particularly with respect to our ability to implement water recycling as a key element of our business strategy.

We face risks associated with the design, construction and operation of our systems that may adversely affect our business and financial condition.

We are responsible for the design, construction, installation and maintenance of our water treatment, reclamation and distribution systems. We could be adversely affected by a failure to complete our construction projects on time or on budget, and a substantial delay in the progress of construction due to adverse weather, work stoppages, shortages of materials, non-issuances of permits, nonperformance of suppliers or contractors or other factors could result in a material increase in the overall cost of such projects.

We cannot guarantee that our systems will operate as designed or be free from defects. The failure of our systems to operate properly could cause significant public harm. Any defects in our systems or significant reliability, quality or performance problems with respect to our systems or services could have a number of negative effects on our profitability, results of operations, liquidity and cash flows, including:

•	loss of revenues;

•	diversion of management and development resources and the attention of engineering personnel;

•	significant customer relations problems;

•	increased repair, support and insurance expenses;

•	adverse regulatory actions; and

•	legal actions for damages by our customers, including but not limited to damages based on commercial losses and effects on human health.

Our water and wastewater systems are subject to condemnation by governmental authorities, which may result in the receipt of less than the fair market value of our assets and a loss of revenue from our operation.

Arizona law provides for the acquisition of public utility property by governmental agencies through their power of eminent domain, also known as condemnation. Should a municipality or other government subdivision seek to acquire our assets through eminent domain, we may resist the acquisition. Contesting an exercise of condemnation through eminent domain may result in costly legal proceedings and may divert the attention of management.

The assets of our former utility subsidiaries, Cave Creek Water Co. and Valencia Water Company, were acquired from us by municipalities pursuant to condemnation proceedings, and our other utility subsidiaries could be subjects of such proceedings in the future. The fair market value we receive for the assets condemned may not always exceed their book value. Condemnation also results in a loss of revenue from the operations of the affected utility in addition to increased legal costs and diversion of management resources.

On July 14, 2015, we closed the stipulated condemnation of the operations and assets of Valencia Water Company with the City of Buckeye, Arizona. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events—Stipulated Condemnation of the Operations and Assets of Valencia Water Company” for additional information.

If we do not manage our anticipated growth effectively, we may not be able to develop or implement the infrastructure necessary to support our operations and could suffer a loss of profitability.

Since our formation in 2003, we have grown rapidly, with our total revenues increasing from $4.9 million in 2004 to $32.0 million in 2015, and total service connections increasing from 8,113 as of December 31, 2004 to 38,744 as of December 31, 2015. We have also expanded geographically, from 18 square miles of service areas in 2004 to 332 square miles as of the date of this prospectus. Our growth has been driven principally by acquisitions and by organic growth resulting from increased development and service connections within our existing service areas.

Although we may not be able to achieve similar growth or grow at all, in future periods, we expect to continue to significantly expand our facilities, infrastructure, research and development, marketing, testing, management and administrative operations, as well as our financial and accounting controls. This expansion has placed, and will continue to place, strain on our management and administrative, operational, technical and financial infrastructure. If management is unable to manage growth effectively, the quality of our services, our ability to attract and retain key personnel, and our business or prospects could be harmed significantly.

To manage growth effectively, we must:

•	continue to expand our water management capacity;

•	retain key management and augment our management team;

•	continue to enhance our technology, operations and financial and management systems;

•	manage multiple relationships with our customers, regulators, suppliers and other third parties; and

•	expand, train and manage our employee base.

We may not be able to manage effectively any expansion in one or more of these areas, and our failure to do so could harm our ability to maintain or increase revenues and operating results. The expenses incurred in pursuing growth could increase without a corresponding increase in our revenue base, which could decrease operating results and profit margin. In addition, future growth may require us to make significant capital expenditures or incur other significant expenses and may divert the attention of our personnel from our core business operations, any of which could affect our financial performance adversely.

Our ability to expand into new service areas and to expand current water and wastewater service depends on approval from regulatory agencies. Failure to obtain required regulatory approvals will adversely affect future growth.

In Arizona, the Arizona Corporation Commission is the regulatory authority that oversees the formation, expansion and ongoing operations of water and wastewater utilities. The Arizona Corporation Commission has authority, among other things, to determine service areas for utility providers. In order for our owned utilities to provide water or wastewater service, they must obtain a Certificate of Convenience and Necessity for a service area before they can service that area. In addition, our owned utilities and/or the developments that we serve must demonstrate to the Arizona Department of Water Resources that there exists a 100-year water supply and obtain either a “Certificate of Assured Water Supply,” which is a certificate issued by the Arizona Department of Water Resources evidencing sufficient groundwater, surface water or effluent of adequate quality will be continuously available to satisfy the water needs of the proposed use for at least one hundred years and which applies to a specific subdivision, or a Designation of Assured Water Supply, which applies to the utility’s entire service area. The designation area is contiguous with the Certificate of Convenience and Necessity. Further, our wastewater facilities require Arizona Department of Environmental Quality and/or EPA permits that regulate, among other things, the level of discharges from our facilities, the size of our facilities and the location of our facilities. Any inability to obtain the necessary regulatory approvals, assured water supplies or environmental permits would limit our ability to expand our water or wastewater service areas.

If we chose to expand to states other than Arizona, we may have difficulty acquiring the necessary approvals and permits or complying with environmental, health and safety or quality standards of such states. See “—Doing business in jurisdictions other than Arizona may present unforeseen regulatory, legal and operational challenges that could impede or delay our operations or adversely affect our profitability.”

We do not control when and where a developer may request service within our service areas, and if this occurs outside the location and capacity of existing infrastructure, it may require significantly more capital expenditures than currently anticipated.

If a developer has an infrastructure coordination and financing agreement, and/or once a developer has entered into a service agreement with our utility subsidiary and the property being developed has been included within a service area, the utility has the obligation to serve under the terms of those agreements and existing regulations. Although we have built substantial modern infrastructure within these utilities in areas where development is currently occurring, there is the potential that a developer may request service in another location within the service area. Extending/expanding the existing infrastructure to provide service may result in the need to make additional, currently unplanned, capital improvements and there is no guarantee that we may recover our costs timely. As a result, our return on our investment and cash flow stream could be adversely affected.

We will need additional capital to grow our business, and additional financing may not be available to us on favorable terms when required, or at all.

Adequate funds to support our growth may not be available when needed or on terms acceptable to us. We may need to raise additional funds to support more rapid expansion, improve our facilities and infrastructure, develop new and enhanced technologies or respond to evolving regulatory standards. We may experience difficulty in raising the necessary capital due to volatility in the capital markets or increases in the cost of infrastructure finance. Increasingly stringent bond rating standards could make it more difficult for us to finance our growth by issuing tax-exempt bonds as we have in the past. In addition, we require regulatory approval from the Arizona Corporation Commission for some means of raising capital, such as issuance of debt by our regulated utilities, and approval may be denied or delayed. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of expansion opportunities, make the capital expenditures necessary to support our growth or otherwise execute our strategic plan.

Increased operating expenses associated with the expansion of our business may negatively impact our operating income.

Increased operating expenses associated with any expansion of our business may negatively impact our income as we, among other things:

•	seek to acquire new service areas;

•	expand geographically in and outside of Arizona;

•	make significant capital expenditures to support our ability to provide services in our existing service areas;

•	fund development costs for our system and technology; and

•	incur increased general and administrative expenses as we grow.

As a result of these factors, we may not sustain or increase our profitability on an ongoing basis.

Our existing indebtedness could affect our business adversely and limit our ability to plan for or respond to growth opportunities, and we may be unable to generate sufficient cash flow to satisfy our liquidity needs.

As of December 31, 2015, we had total indebtedness of $97.9 million, net of debt reserve funds. Following the consummation of this offering and the Reorganization Transaction, we plan to refinance our existing indebtedness. See “The Transactions—Planned Refinancing Transaction” and “—We may not be able to refinance our indebtedness on favorable terms or at all.” In addition, we may incur substantial additional indebtedness in the future. Our indebtedness could have important consequences, including:

•	limiting our ability to obtain future additional financing we may need to fund future working capital, capital expenditures, acquisitions or other corporate requirements; and

•	limiting, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds and to pay dividends.

Our ability to incur significant future indebtedness will depend in part on our ability to generate cash flow. This ability is affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if we are unable to borrow money or otherwise generate funds sufficient to enable us to fund our liquidity needs, we may be unable to plan for or respond to growth opportunities, which could adversely affect our operating results and business prospects.

We may not be able to refinance our indebtedness on favorable terms or at all.

Following the consummation of this offering and the Reorganization Transaction, we plan to refinance all of our tax-exempt bonds issued through The Industrial Development Authority of the County of Pima. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Exempt Bonds” and “The Transactions—Planned Refinancing Transaction” for additional information. Based on discussions with lenders and at current interest rates, we believe we can reduce the effective interest rate on the outstanding balance of our tax-exempt bonds by approximately 75 to 150 basis points. Our ability to complete the refinancing and to reduce our effective interest rate will be subject to market conditions at the time. Accordingly, no assurance can be given that we will be able to complete the refinancing in a timely manner or at all, or that, if completed, we will be able to reduce the interest rates on our debt as we expect.

Risks Related to This Offering and Ownership of Our Common Stock

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution.

Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our common stock immediately after the offering. The price you pay for shares of our common stock sold in this offering is substantially higher than our pro forma net tangible book value per share immediately after this offering. Based on the initial public offering price of $6.25 per share for our common stock, you will incur immediate dilution in net tangible book value per share of $5.66. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our equity incentive plan and any other plans we may adopt. As a result of this dilution, investors purchasing shares of our common stock in this offering may receive significantly less than the full purchase price that they paid for in this offering in the event of liquidation. See “Dilution” for additional information.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon the closing of this offering and the Reorganization Transaction, we will have 19,406,546 shares of our common stock outstanding (or 19,581,266 shares if the underwriter exercises in full its option to purchase additional shares of our common stock). The shares of our common stock offered in this offering and the Reorganization Transaction will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our officers and directors and certain of our stockholders expect to enter into an agreement that, without the prior written consent of the underwriter, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-Up Agreements” for additional information.

Immediately following this offering, we also intend to file a registration statement registering under the Securities Act the shares of our common stock reserved for issuance in respect of stock options and other incentive awards granted to our officers and certain of our employees. See “Executive Compensation—Stock Option Plan.” If these officers or employees cause a large number of securities to be sold in the public market, such sales could also reduce the trading price of our common stock and impede our ability to raise future capital.

The concentration of our stock ownership with our officers, directors, certain stockholders and their affiliates will limit your ability to influence corporate matters.

Upon completion of this offering, our directors and executive officers and stockholders holding more than 5% of our capital stock and their affiliates will beneficially own, in the aggregate, approximately 64% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of us or our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. The common shares of GWRC, which currently owns approximately 47.8% of our outstanding common stock, are publicly listed on the Toronto Stock Exchange. See “The Transactions—Reorganization Transaction” for additional information. However, if a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of investment analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public or the expectations of investment analysts, our stock price may decline.

We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Whether or not we provide guidance, investment analysts may publish their estimates of our future financial performance. Our actual results may not always be in line with or exceed any guidance we have provided or the expectations of investment analysts, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we or investment analysts reduce estimates of our performance for future periods, the market price of our common stock may decline.

If investment analysts cease to publish research or reports about our business or if they publish negative evaluations of our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that investment analysts publish about us or our business. However, following the consummation of this offering, if no or few analysts commence coverage of the Company, the trading price of our stock would likely decrease. Even if we do obtain such analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our common stock could decline. If one or more of these analysts cease to cover our common stock, we could lose visibility in the market for our stock, which in turn could cause our common stock price to decline.

Our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. Many factors, which are outside our control, may cause the market price of our common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	conditions that impact demand for our services;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the size of our public float;

•	coverage by or changes in financial estimates by investment analysts or failure to meet their expectations;

•	the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	adverse resolution of new or pending litigation against us; and

•	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriter based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price include: (i) the price of the common shares of GWRC, which are publicly listed on the Toronto Stock Exchange; (ii) the valuation multiples of publicly traded companies that the underwriter believes to be comparable to us; (iii) our financial information; (iv) the history of, and the prospects for, us and the industry in which we compete; (v) an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues; (vi) the present state of our development; and (vii) the factors in (ii) through (vi) above in relation to market values and various valuation measures of other companies engaged in activities similar to ours. Volatility in the market price of our common stock may prevent investors from being able to sell their shares of our common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Taking advantage of the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of shareholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition provision. See “—Risks Related to This Offering and Ownership of Our Common Stock—Our election to take advantage of the JOBS Act extended accounting transition period may make our financial statements more difficult to compare to other public companies.”

We could remain an emerging growth company for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

Our election to take advantage of the JOBS Act extended accounting transition period may make our financial statements more difficult to compare to other public companies.

Pursuant to the JOBS Act, as an “emerging growth company,” we must make an election to opt in or opt out of the extended transition period for any new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”). We have elected to opt in and take advantage of this extended transition provision. This means that, when a standard is issued or revised and it has different application dates for public or private companies, we can, for so long as we are an emerging growth company, adopt the timeline applicable for private companies. This may make comparison of our financial statements with any other public company that is not an emerging growth company (or an emerging growth company that has opted out of using the extended transition provision) difficult or impossible as a result of our use of different accounting standards.

We will incur increased costs as a result of becoming a public company in the United States.

As a public company in the United States, we will incur significant legal, accounting, insurance and other expenses, including costs associated with U.S. public company reporting requirements. We also have incurred and will incur costs associated with the listing requirements of NASDAQ, the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by U.S. public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Prior to the completion of this offering, we have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

Following the completion of this offering, we intend to pay a regular monthly dividend on our common stock of $0.02 per share ($0.24 per share annually), or an aggregate of approximately $4.7 million on an annual basis. However, our future dividend policy is subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock we may issue in the future, business prospects and other factors that our board of directors may deem relevant. Dividend payments are not mandatory or guaranteed; there can be no assurance that we will continue to pay a dividend in the future. See “Dividend Policy” for additional information.

Delaware law, certain provisions in our certificate of incorporation and bylaws and regulations of the Arizona Corporation Commission may prevent efforts by our stockholders to change the direction or management of the Company.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of this offering are expected to contain provisions that may make the acquisition of our company more difficult, including, but not limited to, the following:

•	only allowing our board of directors, Chairman of our board of directors, Chief Executive Officer or President to call special meetings of our stockholders;

•	setting forth specific procedures regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	requiring advance notice and duration of ownership requirements for stockholder proposals;

•	permitting our board of directors to issue preferred stock without stockholder approval; and

•	limiting the rights of stockholders to amend our bylaws.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Additionally, the Arizona Corporation Commission must determine that certain types of transactions will not impair our financial status, prevent us from attracting capital at fair and reasonable terms, or impair our ability to provide safe, reasonable, and adequate service. Pursuant to this regulatory mandate, the Arizona Corporation Commission may impose conditions that could discourage, delay or prevent a transaction involving a change in control of our company.

The Reorganization Transaction occurring concurrently with this offering may give rise to both U.S. and Canadian tax liability for us.

The common shares of GWRC, which currently owns approximately 47.8% of our outstanding common stock, are publicly listed on the Toronto Stock Exchange. Concurrently with the consummation of this offering, GWRC will merge with and into us and on the effectiveness of the merger all of the outstanding common shares of GWRC will be exchanged for shares of our common stock. See “The Transactions—Reorganization Transaction” for additional information. We intend for the Reorganization Transaction to qualify as a U.S. tax deferred reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). We have not sought, and will not seek, an opinion of U.S. legal counsel or a ruling from the Internal Revenue Service (“IRS”) regarding whether the Reorganization Transaction qualifies as a Reorganization, and no assurance can be given that the Reorganization Transaction will so qualify.

As a result of the Reorganization Transaction, GWRC will be treated for U.S. federal income tax purposes as (i) transferring all of its assets and liabilities to us, in exchange for shares of our common stock, and (ii) distributing the shares of our common stock to its shareholders pursuant to a Reorganization.

We believe that we are a “United States real property holding company” (“USRPHC”) within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended (the “IRC”), and will continue to be a USRPHC for the foreseeable future. Assuming we are a USRPHC, pursuant to Section 897 of the IRC, GWRC will be required to recognize gain (if any), but not loss, upon the deemed distribution of shares of our common stock to its shareholders. The amount of gain subject to taxation will be the amount, if any, by which the fair market value of the shares of our common stock held by GWRC is more than GWRC’s adjusted basis in such shares. Based on our current and expected circumstances, we do not expect GWRC to be subject to material U.S.

federal income taxation upon the deemed distribution of the shares of our common stock to its shareholders pursuant to the Reorganization Transaction. However, the facts underlying our assumptions and conclusions may change prior to the effective time of the Reorganization Transaction and, as of the date hereof, the fair market value of the shares of our common stock held by GWRC at the time of the Reorganization Transaction cannot be predicted with certainty. If the fair market value of the shares of our common stock held by GWRC exceeds GWRC’s adjusted basis in such shares at the time of the Reorganization Transaction, then such excess generally will be subject to U.S. federal income taxation. Any such tax could be material. Moreover, the IRS may disagree with our calculations of the amount of any such tax due. Accordingly, GWRC might be subject to material U.S. federal income taxation as a result of the Reorganization Transaction. If, as a result of the Reorganization Transaction, GWRC recognizes gain as contemplated above, then any tax relating to such gain will be owed by us following the Reorganization Transaction.

For Canadian tax purposes, on the date of the Reorganization Transaction, GWRC will be deemed to have a year end and will also be deemed to have sold all of its property and received fair market value proceeds for those properties (which consist almost exclusively of shares of our common stock). GWRC will also be subject to an additional corporate emigration tax equal to 5% of the amount by which the fair market value of GWRC’s property, net of liabilities, exceeds the paid-up capital of the GWRC common shares. Based on our current and expected circumstances, we do not expect GWRC to be subject to material Canadian taxation as a result of either the deemed disposition of all of its property or the imposition of the corporate emigration tax. That said, the facts underlying our assumptions and conclusions may change prior to the effective time of the Reorganization Transaction and, as of the date hereof, the fair market value of GWRC’s properties at the time of the Reorganization Transaction cannot be predicted with certainty. Further, it is possible that the Canadian federal tax authorities may not accept the applicable valuations or calculations of GWRC’s relevant tax attributes and accounts. No opinion has been or will be sought from legal counsel, and no ruling from Canadian federal tax authorities has been or will be applied for, respecting these matters. Accordingly, the Canadian federal tax authorities may conclude that Canadian taxes are due as a result of the Reorganization Transaction, and the amount of Canadian taxes found to be due might be material. If, as a result of the Reorganization Transaction, GWRC is subject to Canadian taxation as a result of either the deemed disposition of all of its property or the imposition of the corporate emigration tax, then we will be liable for any such tax following the Reorganization Transaction.

By way of example only, if the trading price of our shares of common stock is used as a rough approximation for the fair market value of the shares of our common stock held by GWRC, then we estimate that a trading price at the time of the closing of the Reorganization Transaction of $6.00 per share would result in aggregate U.S. and Canadian tax liabilities to us of approximately $160,000, and a trading price of $6.50 per share would result in aggregate U.S. and Canadian tax liabilities to us of approximately $1,900,000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of federal securities laws and which are subject to certain risks, trends and uncertainties. We use words such as “could,” “would,” “may,” “might,” “will,” “expect,” “likely,” “believe,” “continue,” “anticipate,” “estimate,” “intend,” “plan,” “project” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the information described under the caption “Risk Factors” and elsewhere in this prospectus.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances, except as otherwise required by law. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, market research and industry forecasts that were obtained from government or independent industry publications and reports or were based on estimates derived from such publications or reports and management’s knowledge of, and experience in, the markets in which we operate. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. None of the third party sources cited in this prospectus have provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, or consenting to this prospectus. While we believe the data referred to in this prospectus to be reliable, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Neither we nor the underwriter have independently verified any of the data from third party sources or ascertained the underlying assumptions relied upon by such sources. While we are not aware of any misstatements regarding any information presented in this prospectus, estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

THE TRANSACTIONS

Reorganization Transaction

Concurrently with the consummation of this offering, GWRC, which currently owns approximately 47.8% of our outstanding common stock, will merge with and into the Company with the Company surviving as a Delaware corporation, subject to the satisfaction of certain conditions, including GWRC’s shareholder approval. At the effective time of the merger, following a 100.68-for-1 forward stock split with respect to our common stock, holders of GWRC’s common shares will receive one share of the Company’s common stock for each outstanding common share of GWRC. We refer to this as the “Reorganization Transaction.” The Reorganization Transaction and the consummation of this offering will be contingent upon each other and will occur simultaneously.

The merger will be consummated pursuant to an Arrangement Agreement between GWRC and the Company, which was entered into on January 19, 2016 (the “Arrangement Agreement”), and a corresponding Agreement and Plan of Merger between GWRC and the Company, which was entered into on January 19, 2016 (the “Delaware Merger Agreement”). The Arrangement Agreement sets forth the definitive terms and conditions of the merger, and the Delaware Merger Agreement was entered into to give effect to the merger under, and comply with the requirements of, the Delaware General Corporation Law.

Pursuant to the Arrangement Agreement and the Delaware Merger Agreement, at the effective time of the merger, each common share of GWRC issued and outstanding immediately prior to the effective time will be converted into the right to receive one validly issued, fully paid and non-assessable share of our common stock. GWRC and the Company intend for the merger to constitute a “reorganization” within the meaning of Section 368(a) of the IRC (as defined below). The Arrangement Agreement and the Delaware Merger Agreement also contain customary representations, warranties and covenants of GWRC and the Company.

In addition to the consummation of this offering, the merger is subject to the satisfaction or waiver of certain conditions, including the following:

•	The merger shall have been approved by (i) at least two-thirds of the votes cast by GWRC shareholders present in person or represented by proxy at an annual and special meeting of shareholders scheduled to be held on April 25, 2016 (the “GWRC Meeting”); and (ii) at least a majority of the votes cast by GWRC shareholders present in person or represented by proxy at the GWRC Meeting, excluding the votes cast in respect of the GWRC common shares held by certain individuals who are also stockholders of the Company (who hold, in the aggregate, approximately 21.6% of the issued and outstanding common shares of GWRC). We obtained such approval on April 25, 2016.

•	The merger shall have been approved by the holders of a majority of the outstanding shares of common stock of the Company. We obtained such approval on April 25, 2016.

•	The Supreme Court of British Columbia shall have issued an interim order and a final order approving the exchange of securities to the GWRC shareholders to be effected as part of the Reorganization Transaction on the basis that the terms and conditions of the exchange are fair and reasonable to GWRC shareholders, in each case pursuant to Section 291 of the Business Corporations Act (British Columbia), in a form acceptable to GWRC and the Company. We obtained the interim order on March 18, 2016 and obtained the final order on April 27, 2016.

•	Each of NASDAQ and the Toronto Stock Exchange shall have approved the listing of the Company’s common stock, subject only to the satisfaction of customary listing conditions of NASDAQ or the Toronto Stock Exchange (as applicable). The Company’s common stock has been approved for listing on the NASDAQ Global Market.

The Reorganization Transaction and the consummation of this offering are contingent upon each other because they are part of the Company’s overall plan to simplify its corporate structure by eliminating one level of holding company ownership, refinance the outstanding tax-exempt bonds of the Company, and have a single governing jurisdiction in the United States, where all of the assets, operations and employees of the business are located.

The Arrangement Agreement may be terminated under certain circumstances prior to the effective time of the merger, including (i) by the mutual written agreement of GWRC or the Company, (ii) by either GWRC and the Company if the merger is not approved by the requisite vote of the shareholders of GWRC or the Company, (iii) by the Company or by GWRC, if certain conditions to closing are not satisfied or if the Company’s or GWRC’s board of directors (as applicable) determines, in its sole discretion, not to proceed with the transactions contemplated by the Arrangement Agreement. The Delaware Merger Agreement would terminate immediately and automatically upon a valid termination of the Arrangement Agreement in accordance with its terms.

Subject to the satisfaction or waiver of the conditions set forth in the Arrangement Agreement, including (but not limited to) the conditions listed above, the merger will become effective at the date and time specified in a Certificate of Merger to be filed with the Delaware Secretary of State. Such date and time will coincide with the anticipated closing of this offering.

The 8,726,747 shares of our common stock to be issued to the former holders of GWRC’s common shares in the Reorganization Transaction (which shares will represent approximately 47.8% of our common stock outstanding immediately after giving effect to the Reorganization Transaction but before giving effect to the shares to be issued in this offering and 45.0% of our common stock outstanding following the completion of this offering) are expected to be issued in reliance upon an exemption from registration provided by Section 3(a)(10) of the Securities Act, after a public hearing for the approval, in the form of a final order, by the Supreme Court of British Columbia of the exchange of securities to the GWRC shareholders to be effected as part of the Reorganization Transaction on the basis that the terms and conditions of the exchange are fair and reasonable to GWRC shareholders. We obtained the final order on April 27, 2016.

The Reorganization Transaction may give rise to both U.S. and Canadian tax liability for us. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—The Reorganization Transaction occurring concurrently with this offering may give rise to both U.S. and Canadian tax liability for us.”

GWRC was incorporated under the Business Corporations Act (British Columbia) on March 23, 2010 to acquire shares of common stock of the Company and to actively participate in the management, business and operations of the Company through its representation on the board of directors of the Company and its shared management with the Company. GWRC’s common shares are publicly listed on the Toronto Stock Exchange under the ticker symbol “GWR.” In addition, the Company will become a reporting issuer in each of the provinces and territories of Canada and will be subject to continuous disclosure obligations under the applicable securities laws of those jurisdictions. We expect that the Company will qualify as an “SEC foreign issuer” under Canadian securities laws, which means that the Company will be exempt from the continuous disclosure requirements of Canadian securities laws, subject to certain exceptions, if it complies with the reporting requirements applicable in the United States.

On completion of the Reorganization Transaction, GWRC will cease to exist and the common shares of GWRC will no longer be listed on the Toronto Stock Exchange. We have applied to have the shares of common stock of the Company, as the surviving corporation of the merger with GWRC, be listed on both the Toronto Stock Exchange and the NASDAQ Global Market. The Company’s common stock has been approved for listing on the NASDAQ Global Market.

The Company intends to issue a press release on the concurrent completion of this offering and the Reorganization Transaction to inform both former shareholders of GWRC and investors in this offering that this offering and the Reorganization Transaction have been completed. At the time of pricing of this offering, the Company expects that it will have a high degree of certainty that it will be able to consummate both the

Reorganization Transaction and this offering concurrently and intends to issue a press release announcing the pricing of this offering and the expected concurrent closing of both this offering and the Reorganization Transaction. However, if the Company is unable to consummate the Reorganization Transaction, either concurrently with this offering or at all, the Company will issue a press release to advise both shareholders of GWRC and potential investors in this offering of this fact, and if the Reorganization Transaction is not consummated, this offering also will not be completed.

The following diagram sets forth our ownership structure prior to the Reorganization Transaction:

(1)	The “Original Shareholders of Global Water Resources, Inc.” constitute the record holders of shares of the Company’s common stock (other than GWRC) that were issued in 2010 in connection with the

“Reorganization” described in Note 1 to the Company’s Consolidated Financial Statements (Description of Business and Summary of Significant Accounting Policies—Reorganization). There are seven (7) such “original shareholders,” including the five individual shareholders listed in the table contained in the “Principal Stockholders” section of this prospectus and two (2) other private individuals who neither (i) beneficially own at least five percent (5%) of the Company’s outstanding common stock or (ii) serve as directors or officers of the Company.

The following diagram sets forth our ownership structure following the Reorganization Transaction (but without giving effect to this offering):

(1)

The “Original Shareholders of Global Water Resources, Inc.” constitute the record holders of shares of the Company’s common stock (other than GWRC) that were issued in 2010 in connection with the “Reorganization” described in Note 1 to the Company’s Consolidated Financial Statements (Description of Business and Summary of Significant Accounting Policies—Reorganization). There are seven (7) such

“original shareholders,” including the five individual shareholders listed in the table contained in the “Principal Stockholders” section of this prospectus and two (2) other private individuals who neither (i) beneficially own at least five percent (5%) of the Company’s outstanding common stock or (ii) serve as directors or officers of the Company.

Planned Refinancing Transaction

Following the consummation of this offering and the Reorganization Transaction, we plan to refinance all of our tax-exempt bonds issued through The Industrial Development Authority of the County of Pima. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Exempt Bonds” for additional information concerning these bonds. The loan agreements relating to such bonds provide a redemption option exercisable by the Company at a price of 103% of the principal amount redeemed, plus interest accrued up to the redemption date, in the event of a “public offering” of ownership interests in the Company. This offering, once completed, will constitute a public offering of ownership interests in the Company. If we exercise this option, we must complete the redemption within 90 days after closing of the public offering. As of December 31, 2015, the principal balance of such bonds was $106.7 million. Based on discussions with lenders, we believe we can reduce the effective interest rate on the outstanding balance by approximately 75 to 150 basis points. Our ability to complete the refinancing and to reduce our effective interest rate will be subject to market conditions at the time. Accordingly, no assurance can be given that we will be able to complete the refinancing in a timely manner or at all, or that, if completed, we will be able to reduce the interest rates on our debt as we expect. See “Risk Factors—We may not be able to refinance our indebtedness on favorable terms or at all.”

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $4.6 million, or approximately $5.6 million if the underwriter exercises in full its option to purchase additional shares of our common stock, based on the initial public offering price of $6.25 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our principal reason for this offering is to provide the Company the option to exercise the redemption of its outstanding tax-exempt bonds, which would need to be completed within 90 days after closing of a “public offering” of ownership interests in the Company. See “The Transactions—Planned Refinancing Transaction” for additional information. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. However, we have not made a definitive determination as to how to allocate these proceeds among these and other possible general corporate purposes and we do not anticipate doing so prior to the completion of this offering. We do not intend to use the net proceeds from this offering to refinance the tax-exempt bonds.

DIVIDEND POLICY

For the year ended December 31, 2015, we paid cash dividends to holders of our common stock totaling $27.6 million (which included a special one-time dividend of $22.8 million paid in August 2015 to distribute to stockholders a portion of the proceeds of the condemnation of the operations and assets of Valencia Water Company). For the year ended December 31, 2014, we paid cash dividends to holders of our common stock totaling $3.5 million. We did not declare any dividends for the year ended December 31, 2013.

Following the completion of this offering, we intend to pay a regular monthly dividend on our common stock of $0.02 per share ($0.24 per share annually), or an aggregate of approximately $4.7 million on an annual basis. However, our future dividend policy is subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock we may issue in the future, business prospects and other factors that our board of directors may deem relevant. See “Risk Factors—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

CAPITALIZATION

The table below shows our cash and cash equivalents and capitalization as of December 31, 2015:

•	on an actual basis;

•	on an as adjusted basis to give effect to the Reorganization Transaction; and

•	on an as further adjusted basis to give effect to our sale of 1,164,800 shares of common stock in this offering, based on the initial public offering price of $6.25 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2015
	Actual	As Adjusted	As Further Adjusted
	(In thousands)
Cash and cash equivalents	$11,513	$11,513	$16,127

Debt:
5.450% Series 2006 bonds(1)	2,025	2,025	2,025
5.600% Series 2006 bonds(1)	6,215	6,215	6,215
5.750% Series 2006 bonds(1)	23,370	23,370	23,370
6.550% Series 2007 bonds(1)	50,877	50,877	50,877
6.375% Series 2008 bonds(1)	635	635	635
7.500% Series 2008 bonds(1)	23,235	23,235	23,235
Capital lease obligations	288	288	288

Total debt	106,645	106,645	106,645
Stockholders’ equity:
Common stock, par value $0.01 per share; 1,000,000 shares authorized, 181,179 shares issued and outstanding on an actual basis; 60,000,000 shares authorized, 18,241,746(2) shares issued and outstanding on an as adjusted basis; 60,000,000 shares authorized, 19,406,546 shares issued and outstanding on an as further adjusted basis	2	1	1
Treasury stock	—	1	1
Paid-in capital	21,659	21,206	25,820
Accumulated deficit	(1,598)	(1,598)	(1,598)

Total stockholders’ equity	20,063	19,610	24,224

Total capitalization	$126,708	$126,255	$130,869

(1)	Following the consummation of this offering and the Reorganization Transaction, we plan to refinance these tax-exempt bonds, which were issued through The Industrial Development Authority of the County of Pima. See “The Transactions—Planned Refinancing Transaction” for additional information.
(2)	Gives effect to a 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering in connection with the Reorganization Transaction.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our pro forma net tangible book value as of December 31, 2015, was approximately $6.8 million, or approximately $0.37 per share based on the 18,241,746 shares of common stock issued and outstanding as of such date after giving effect to the Reorganization Transaction and the 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering. After giving effect to the Reorganization Transaction (including the 100.68-for-1 forward stock split) and our sale of our common stock in this offering at the initial public offering price of $6.25 per share and after deducting estimated underwriting discounts and estimated expenses related to this offering, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been $11.5 million, or $0.59 per share (assuming no exercise of the underwriter’s option to purchase additional shares). This represents an immediate and substantial dilution of $5.66 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share		$6.25
Pro forma net tangible book value per share as of December 31, 2015 before this offering(1)	$0.37
Increase in pro forma net tangible book value per share attributable to this offering	0.22

Pro forma as adjusted net tangible book value per share after the Reorganization Transaction (including the 100.68-for-1 forward stock split) and this offering		0.59

Dilution in pro forma net tangible book value per share to investors in this offering		$5.66

(1)	Gives pro forma effect to the Reorganization Transaction and the 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering.

If the underwriter exercises in full its option to purchase additional shares in this offering, the pro forma as adjusted net tangible book value per share after the Reorganization Transaction (including the 100.68-for-1 forward stock split) and this offering would be approximately $0.64 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing common stock in this offering would be approximately $5.61 per share.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables present, as of the dates and for the periods indicated, the selected historical and pro forma consolidated financial data for Global Water Resources, Inc. and its subsidiaries. The consolidated statement of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period.

We have derived the pro forma consolidated financial data from our unaudited pro forma condensed consolidated financial information appearing elsewhere in this prospectus. The pro forma condensed consolidated balance sheet as of December 31, 2015 is adjusted to give effect to the Reorganization Transaction. The pro forma condensed consolidated statement of operations data for the year ended December 31, 2015 is adjusted to give effect to a 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering in connection with the Reorganization Transaction and to the condemnation of the operations and assets of Valencia Water Company as if the transaction had occurred on January 1, 2015.

You should read this information together with our consolidated financial statements and the related notes and our unaudited pro forma condensed consolidated financial information and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31, 2015	Pro Forma December 31, 2015		December 31, 2014
	(dollars in thousands)
ASSETS:
Net property, plant and equipment	$194,152	$194,152		$240,424
Current assets	18,715	18,715		12,293
Other assets	25,108	25,108		54,884

Total Assets	$237,975	$237,975		$307,601

LIABILITIES:
Current liabilities	$10,663	$10,841		$13,630
Noncurrent liabilities	207,249	207,524		266,291

Total Liabilities	217,912	218,365		279,921

SHAREHOLDERS’ EQUITY	20,063	19,610		27,680

Total Liabilities and Shareholders’ Equity	$237,975	$237,975		$307,601

	Year Ended December 31, 2015	Pro Forma Year Ended December 31, 2015		Year Ended December 31, 2014
	(dollars in thousands, except per share data)
Revenues	$31,956	$28,690		$32,559
Operating expenses	25,429	22,802		(22,232)

Operating income	6,527	5,888		54,791
Total other income (expense)	35,459	(7,526)		(6,855)

Income (loss) before income taxes	41,986	(1,638)		47,936
Income tax benefit (expense)	(20,623)	784		16,995

Net income (loss)	$21,363	$(854)		$64,931

Basic earnings (loss) per common share	$117.55	$(0.05	)(1)(2)	$356.67
Diluted earnings (loss) per common share	$117.55	$(0.05	)(1)(2)	$356.67

(1)	The adjustments to basic earnings (loss) and diluted earnings (loss) per common share reflect the net income eliminated through the pro forma adjustments for the year ended December 31, 2015 and the elimination of the net gain on the condemnation of the operations and assets of Valencia Water Company.
(2)	As adjusted to give effect to a 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering in connection with the Reorganization Transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements whenever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a water resource management company that owns, operates and manages water, wastewater and recycled water utilities in strategically located communities, principally in metropolitan Phoenix, Arizona. We seek to deploy our integrated approach, which we refer to as “Total Water Management,” a term we use to mean managing the entire water cycle by owning and operating the water, wastewater and recycled water utilities within the same geographic areas in order to both conserve water and maximize its total economic and social value. We use Total Water Management to promote sustainable communities in areas where we expect growth to outpace the existing potable water supply. Our model focuses on the broad issues of water supply and scarcity and applies principles of water conservation through water reclamation and reuse. Our basic premise is that the world’s water supply is limited and yet can be stretched significantly through effective planning, the use of recycled water and by providing individuals and communities resources that promote wise water usage practices.

Business Outlook

2014 and 2015 continued the trend of positive growth in new connections and re-establishing service on existing previously vacant homes. According to the 2010 U.S. Census Data, the Phoenix metropolitan statistical area had a population of 4.2 million in 2010 and is the 14th largest metropolitan statistical area in the U.S., an increase of 29% over the 3.25 million people in the 2000 Census. Metropolitan Phoenix’s growth data continues to improve due to its low-cost housing, excellent weather, large and growing universities, a diverse employment base and low taxes. The Employment and Population Statistics Department of the State of Arizona predicts that Maricopa County will have a population of 4.5 million by 2020 and 6.0 million by 2040. During the twelve months ended December 31, 2015, Arizona’s employment rate improved by 2.5%, ranking Arizona in the top eight states nationally for job growth.

Also, according to the W.P. Carey School of Business Greater Phoenix Blue Chip Real Estate Consensus panel, most sectors of real estate are expected to experience improved occupancy and growth. For Maricopa County and Pinal County combined, the W.P. Carey School of Business, using U.S. Census data, reported that after a decline to fewer than 7,400 units in 2010, single family housing permits bounced back to 11,821 units in 2012, and continued to climb in 2013 to 12,771 units. The same data indicated that permits for 2014 declined to approximately 11,700 units at year end. However, for the year ended December 31, 2015, permits were up approximately 43% to 16,768 in Maricopa County and Pinal County combined, and the forecast for 2016 remains positive at approximately 20,000 units. From there, we believe growth in the region could steadily return to its normal historical rate of greater than 30,000 single family dwelling permits. Additionally, multifamily, office, retail, and industrial market occupancy rates continued to increase in 2015 compared to 2014 and are expected to continue to increase through 2016. Phoenix was one of the worst performing housing markets during the housing downturn, but home prices have risen on average 7.85% per year over the past three years ending December 2015, according to the S&P/Case-Shiller Phoenix Home Price Index.

We believe that our acquired utilities and service areas are directly in the anticipated path of growth primarily in the metropolitan Phoenix area. Market data indicates that our service areas currently incorporate a large portion of the final platted lots, partially finished lots and finished lots in metropolitan Phoenix. Management believes that the Company is well-positioned to benefit from the near-term growth in metropolitan Phoenix due to the availability of lots and existing infrastructure in place within our services areas.

Factors Affecting Our Results of Operations

Our financial condition and results of operations are influenced by a variety of industry-wide factors, including but not limited to:

•	population and community growth;

•	economic and environmental utility regulation;

•	economic environment;

•	the need for infrastructure investment;

•	production and treatment costs;

•	weather and seasonality; and

•	access to and quality of water supply.

We are subject to economic regulation by the state regulator, the Arizona Corporation Commission. The U.S. federal and state governments also regulate environmental, health and safety and water quality matters. We continue to execute on our strategy to optimize and focus the Company in order to provide greater value to our customers and shareholders by aiming to deliver predictable financial results, making prudent capital investments and focusing our efforts on earning an appropriate rate of return on our investments.

Population and Community Growth

Population and community growth in the metropolitan Phoenix area served by our utilities have a direct impact on our earnings. An increase or decrease in our active service connections will affect our revenues and variable expenses in a corresponding manner. Due to the condemnation of the operations and assets of Valencia Water Company in July 2015 (see “—Recent Events” below), total connections, including active service connections and connections to vacant homes, decreased to 38,744 as of December 31, 2015 from 45,235 as of December 31, 2014. Our active service connections decreased to 37,784 as of December 31, 2015, of which approximately 94.9% are serviced by our Santa Cruz and Palo Verde utilities, compared to 43,568 as of December 31, 2014. See “Risk Factors—Our active service connections are primarily concentrated in one water utility and one wastewater utility.”

Adjusting for the condemnation of the operations and assets of Valencia Water Company, we continue to see a positive trend in new connections combined with re-establishing service to existing homes. As illustrated in the graph below, which reflects the adjustment for the condemnation of the operations and assets of Valencia Water Company, adjusted total connections totaled 38,744 as of December 31, 2015 compared to 38,262 as of December 31, 2014, which represents an increase of 482 connections, or an annualized increase of approximately 1.3%. Adjusted active connections totaled 37,784 as of December 31, 2015 compared to 36,895 as of December 31, 2014, which represents an increase of 889 connections, or an annualized increase of approximately 2.4%.

During the economic downturn beginning in 2008, our utilities experienced an increase in the number of vacant homes, reaching a peak of 4,647 vacant connections as of February 28, 2009, approximately 11.2% of our total connections at the time; however, the negative trend began to reverse thereafter with the number of vacant homes decreasing to 960, or 2.5% of total connections, at December 31, 2015.

Economic and Environmental Utility Regulation

We are subject to extensive regulation of our rates by the Arizona Corporation Commission, which is charged with establishing rates based on the provision of reliable service at reasonable cost while also providing an opportunity to earn a fair rate of return on rate base for investors of utilities. The Arizona Corporation Commission uses a historical test year to evaluate whether the plant in service is used and useful, to assess whether costs were prudently incurred and to set “just and reasonable” rates. Rate base is typically the depreciated original cost of the plant in service (net of contributions in aid of construction and “advances in aid of construction,” which are funds or property provided to a utility under the terms of a collection main extension agreement, the value of which may be refundable), that has been determined to have been “prudently invested” and “used and useful,” although the reconstruction cost of the utility plant may also be considered in determining the rate base. The Arizona Corporation Commission also decides on an applicable capital structure based on actual or hypothetical analyses. The Arizona Corporation Commission determines a “rate of return” on that rate base which includes the approved capital structure and the actual cost of debt and a fair and reasonable cost of equity based on the Arizona Corporation Commission’s judgment. The overall revenue requirement for rate making purposes is established by multiplying the rate of return by the rate base, and adding “prudently” incurred operating expenses for the test year, depreciation and any applicable pro forma adjustments.

To ensure an optimal combination of access to water and water conservation balanced with a fair rate of return for investors, our water utility operating revenue is based on two components: a fixed fee and a consumption or volumetric fee. For our water utilities, the fixed fee, or “basic service charge,” provides access to water for residential usage and has generally been set at a level to produce 50% of total revenue. The volumetric fee is based on the total volume of water supplied to a given customer after the minimum number of gallons, if any, covered by the basic service charge, multiplied by a price per gallon set by a tariff approved by the Arizona Corporation Commission. A discount to the volumetric rate applies for customers that use less than an amount specified by the Arizona Corporation Commission. For all investor-owned water utilities, the Arizona Corporation Commission requires the establishment of inverted tier conservation oriented rates, meaning that the price of water increases as consumption increases. For wastewater utilities, wastewater collection and treatment can be based on volumetric or fixed fees. Our wastewater utility services are billed based solely on a fixed fee, determined by the size of the water meter installed. Recycled water is sold on a volumetric basis with no fixed fee component.

We are required to file rate cases with the Arizona Corporation Commission to obtain approval for a change in rates. Rate cases and other rate-related proceedings can take a year or more to complete. As a result, there is frequently a delay, or regulatory lag, between the time of a capital investment or incurrence of an operating expense increase and when those costs are reflected in rates. In normal conditions, it would not be uncommon to see us file for a rate increase every three years based on year one being the test year, year two being the rate case filing year and year three being the rate case award year. However, based on the recent settlement with the Arizona Corporation Commission and extended new rate phase-in period, we will not be initiating the next rate case on this timeline. Moving forward, we will continue to analyze all factors that drive the requirement for increased revenue, including our rate of investment and recurring expenses, and determine the appropriate test year for a future rate case. See “—Recent Rate Case Activities.”

Our water and wastewater operations are also subject to extensive United States federal, state and local laws and regulations governing the protection of the environment, health and safety, the quality of the water we deliver to our customers, water allocation rights and the manner in which we collect, treat and discharge wastewater. We are also required to obtain various environmental permits from regulatory agencies for our operations. The Arizona Corporation Commission also sets conditions and standards for the water and wastewater services we deliver. We incur substantial costs associated with compliance with environmental, health and safety and water quality regulation. See “Business—Regulation” for additional information.

Environmental, health and safety and water quality regulations are complex and change frequently, and they have tended to become more stringent over time. As newer or stricter standards are introduced, they could increase our operating expenses. We would generally expect to recover expenses associated with compliance for environmental, health and safety standards through rate increases, but this recovery may be affected by regulatory lag.

Economic Environment

The growth of our customer base depends almost entirely on the success of developers in developing residential and commercial properties within our service areas. Real estate development is a cyclical industry and the growth rate of development, especially residential development, since 2006, both nationally and in Arizona has been below historical rates. In addition, development in our service areas is contingent upon construction or acquisition of major public improvements, such as arterial streets, drainage facilities, telephone and electrical facilities, recreational facilities, street lighting and local in-tract improvements (e.g., site grading). Many of these improvements are built by municipalities with public financing, and municipal resources and access to capital may not be sufficient to support development in areas of rapid population growth.

See “Risk Factors—Our growth depends significantly on increased residential and commercial development in our service areas, and if developers or builders are unable to complete additional residential and commercial projects, our revenue may not increase” and “Risk Factors—A deep or prolonged slowdown of the development process and growth rate within the various developments in our service areas could materially and adversely affect the growth of our customer base and revenues” for additional information.

Infrastructure Investment

Capital expenditures for infrastructure investment are a component of the rate base on which our regulated utility subsidiaries are allowed to earn an equity return. Capital expenditures for infrastructure provide a basis for earnings growth by expanding our “used and useful” rate base, which is a component of its permitted return on investment and revenue requirement. We are generally able to recover a rate of return on these capital expenditures (return on equity and debt), together with debt service and certain operating costs, through the rates we charge.

We have made significant capital investments in our territories within the last twelve years, and because the infrastructure is new, we do not expect significant capital, either for growth or to maintain the existing infrastructure, to be required in the near term. Nevertheless, we will repair and replace existing infrastructure as needed. We need to make non-growth capital investments on an ongoing basis to comply with existing and new regulations, to renew treatment and network assets as they age, to enhance system reliability, and to provide security and quality of service. The need for continuous investment can present a challenge due to the potential for regulatory lag in rate increases described above. See “—Factors Affecting Our Results of Operations—Economic and Environmental Utility Regulation.”

Production and Treatment Costs

Our water and wastewater services require significant production resources and therefore result in significant production costs. Although we are permitted to recover these costs through the rates we charge, regulatory lag can decrease our margins and earnings if production costs or other operating expenses increase significantly before we are able to recover them through increased rates. Our most significant costs include labor, chemicals used to treat water and wastewater, and power used to operate pumps and other equipment. Power and chemical costs can be volatile. However, we employ a variety of technologies and methodologies to minimize costs and maximize operational efficiencies. Additionally, with our Total Water Management approach, whereby we maximize the direct beneficial reuse of recycled water, we can realize significant treatment costs and power savings because smaller volumes of water are required for potable use. Many utilities require that all water be treated to potable standards irrespective of use. Total Water Management focuses on the right water for the right use. Potable water is needed for consumption and recycled water is acceptable for non-potable uses such as irrigation and toilet flushing. Non-potable water does not need to be treated for commonly occurring and regulated constituents such as arsenic, or for other current or future human consumption health-based contaminants.

Weather and Seasonality

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Also, customer usage of water is affected by weather conditions, particularly during the summer. Our water systems generally experience higher demand in the summer due to the warmer temperatures and increased usage by customers for irrigation and other outdoor uses. However, summer weather that is cooler or wetter than average generally suppresses customer water demand and can have a downward effect on our operating revenue and operating income. Conversely, when weather conditions are extremely dry, our business may be affected by government-issued drought-related warnings and/or water usage restrictions that would artificially lower customer demand and reduce our operating revenue. The limited geographic diversity of our service areas could make the results of our operations more sensitive to the effect of local weather extremes The second and third quarters of the year are generally those in which water services revenue and wastewater services revenue are highest. Accordingly, interim results should not be considered representative of the results of a full year.

Access to and Quality of Water Supply

In many areas of Arizona (including certain areas that we service), water supplies are limited and, in some cases, current usage rates exceed sustainable levels for certain water resources. We currently rely predominantly (and are likely to continue to rely) on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. At present, groundwater (and recycled water derived from groundwater) is the primary water supply available to us. In addition, regulatory restrictions on the use of groundwater and the development of groundwater wells, lack of available water rights, drought, overuse of local or regional sources of water, protection of threatened species or habitats or other factors, including climate change, may limit the availability of ground or surface water.

See “Risk Factors—Inadequate water and wastewater supplies could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenues” and “Risk Factors—There is no guaranteed source of water” for additional information.

Recent Rate Case Activity

On September 15, 2010, the Arizona Corporation Commission issued Rate Decision No. 71878 for the rate cases filed in February 2009 for the following utilities: Santa Cruz, Palo Verde, Valencia Water Company, Water Utility of Greater Buckeye, Inc. (“Greater Buckeye”), Water Utility of Greater Tonopah, Inc. (“Greater Tonopah”) and Willow Valley Water Co., Inc. (“Willow Valley”). The Arizona Corporation Commission established new rates for the utilities resulting in approximately $9.6 million of additional annual revenues retroactive to August 1, 2010, including a phase-in of rates for Palo Verde on January 1, 2011 and January 1, 2012. The Arizona Corporation Commission established new rates based on connections during the 2008 test year for the recovery of reasonable costs incurred by the utilities. Such rate changes increased rates for water and wastewater services for all but one of our utilities, Greater Tonopah (for which rates were reduced), resulting in a collective overall 47% increase over previous rates.

On July 9, 2012, we filed rate applications with the Arizona Corporation Commission to adjust the revenue requirements for seven utilities. In August 2013, the Company entered into a settlement agreement with the Arizona Corporation Commission staff, the Residential Utility Consumers Office, the City of Maricopa, and other parties to the rate case. The settlement required approval by the Arizona Corporation Commission’s commissioners before it could take effect. In February 2014, the rate case proceedings were completed and the Arizona Corporation Commission issued Rate Decision No. 74364, approving the settlement agreement. The collective rate increase included a 9.5% return on common equity which contributed to a 15% increase over revenue in 2011.

For our utilities, adjusting for the condemnation of the operations and assets of Valencia Water Company, the settlement provided for a collective aggregate revenue requirement increase of $4.0 million based on 2011 test year service connections, phased-in over time, with the first increase in January 2015 as follows (in thousands of dollars):

	Incremental Rate Increases	Cumulative Rate Increases
2015	$1,285	$1,285
2016	1,089	2,374
2017	335	2,709
2018	335	3,044
2019	335	3,379
2020	335	3,714
2021	$335	$4,049

Whereas this phase-in of additional revenues was determined using a 2011 test year, to the extent that the number of active service connections has increased and continues to increase from 2011 levels, the additional revenues will be greater than the amounts set forth above. On the other hand, if we experience declining usage per customer, we may not realize all of the anticipated revenues.

From 2003 to 2008, we entered into approximately 154 infrastructure coordination and financing agreements with developers and landowners covering approximately 275 square miles. Under these agreements, we have a contractual obligation to the developers and landowners to ensure that, amongst other things, physical capacity exists through our regulated utilities for water and wastewater to the landowner/developer when needed. We receive fees from the landowner/developer for undertaking these obligations that typically are a negotiated amount per planned equivalent dwelling unit for the specified development or parcel of land. Payments are generally due to us from the landowner/developer based on progress of the development, with a portion due upon signing of the agreement, a portion due upon completion of certain milestones, and the final payment due upon final plat approval or sale of the subdivision. The payments are non-refundable. Our investment can be considerable, as we may phase-in the construction of facilities in accordance with a regional master plan, as opposed to a single development.

Prior to January 1, 2010, we accounted for funds received under infrastructure coordination and financing agreements as revenue once the obligations specified in the agreements were met. As these arrangements are with developers and not with the end water or wastewater customer, the timing of revenue recognition coincided with the completion of our performance obligations under the agreement with the developer and with our ability to provide fitted capacity for water and wastewater service to the applicable development or parcel through our regulated subsidiaries. In Rate Decision No. 71878 in 2010, the Arizona Corporation Commission imputed a reduction to our rate base for all amounts we collected under these agreements as the Commission deemed these payments to be contributions in aid of construction for rate making purposes. As a result of that decision, effective January 1, 2010, we changed our accounting policy for the accounting of infrastructure coordination and financing agreement funds and recorded these funds received as contributions in aid of construction. Thereafter, the infrastructure coordination and financing agreement-related contributions in aid of construction were amortized as a reduction of depreciation expense over the estimated depreciable life of the utility plant at the related utilities. The balance of infrastructure coordination and financing agreement related contributions in aid of construction, net of accumulated amortization, totaled approximately $64.1 million as of December 31, 2013.

Pursuant to Rate Decision No. 74364 in 2014, the Arizona Corporation Commission changed how infrastructure coordination and financing agreement funds would be characterized and accounted for going forward. Most notably, infrastructure coordination and financing agreement funds that we previously received would no longer be required to reduce future rates as a result of the ratemaking process. We have eliminated the contributions in aid of construction liability that is no longer required and reversed the associated regulatory liability brought about by Rate Decision No. 74364 by recording a gain of $50.7 million for the year ended December 31, 2014. These funds which were already received or which had become due prior to the date of Rate Decision No. 74364 would be accounted for in accordance with our infrastructure coordination and financing agreement revenue recognition policy that had been in place prior to Rate Decision No. 71878 in 2010. For infrastructure coordination and financing agreement funds to be received in the future, Rate Decision No. 74364 prescribes that 70% of these funds will be recorded as a hook-up fee liability, with the remaining 30% to be recorded as deferred revenue, to be accounted for in accordance with our infrastructure coordination and financing agreement revenue recognition policy.

We now account for the portion of future payments received under these agreements allocated to hook-up fee liability as contributions in aid of construction. However, from the regulator’s perspective, hook-up fees do not impact rate base until the related funds are expended. These funds are segregated in a separate bank account and used for plant. A hook-up fee liability, once established, will be relieved once the funds are used for the construction of plant. For facilities required under a hook-up fee or infrastructure coordination and financing agreement, we must first use the hook-up fee funds received, after which we may use debt or equity financing for the remainder of construction. The 30% deferred revenue portion of these fees is recognized as revenue once the obligations specified within the applicable infrastructure coordination and financing agreement are met.

We have agreed to not enter into any new infrastructure coordination and financing agreements, and instead will utilize hook-up fee tariffs, which have become an acceptable industry practice in Arizona. As part of the settlement, a hook-up fee tariff was established for each utility. Existing infrastructure coordination and financing agreements will remain in place, but a portion (approximately 70%) of future payments to be received under the infrastructure coordination and financing agreements will be considered as hook-up fees, which are accounted for as contributions in aid of construction once expended on plant (i.e., hook-up fees will be recorded as a liability, but will only reduce rate base once such funds are expended on plant). The remaining approximate 30% of future infrastructure coordination and financing agreement payments will be recognized using the same income recognition accounting applied to infrastructure coordination and financing agreement funds already received, wherein such funds will be recorded as revenue or deferred revenue.

In addition to infrastructure coordination and financing agreements, we have various line extension agreements with developers and builders, whereby funds, water line extensions, or wastewater line extensions are provided to us by the developers and are considered refundable advances for construction. These advances in aid of construction are subject to refund by us to the developers through annual payments that are computed as a percentage of the total annual gross revenue earned from customers connected to utility services constructed under the agreement over a specified period. Upon the expiration of the agreements’ refunding period, the remaining balance of the advances in aid of construction becomes nonrefundable and at that time is considered contributions in aid of construction. Contributions in aid of construction are amortized as a reduction of depreciation expense over the estimated remaining life of the related utility plant. For rate-making purposes, an utility plant funded by advances in aid of construction and contributions in aid of construction is excluded from rate base. For the year ended December 31, 2014, we transferred $7.4 million of advances in aid of construction balances to contributions in aid of construction for amounts for which the refunding period had expired. For the year ended December 31, 2015, we did not transfer any advances in aid of construction balances to contributions in aid of construction.

Recent Events

Stipulated Condemnation of the Operations and Assets of Valencia Water Company

On July 14, 2015, the Company closed the stipulated condemnation to transfer the operations and assets of Valencia Water Company with the City of Buckeye. Terms of the condemnation were agreed upon through a settlement agreement wherein the City of Buckeye acquired all the operations and assets of Valencia Water Company and assumed operations of the utility upon close. The City of Buckeye paid the Company $55.0 million at close, plus an additional $108,000 in working capital adjustments. The City of Buckeye will also pay a growth premium equal to $3,000 for each new water meter installed within Valencia Water Company’s prior service areas, for a 20-year period ending December 31, 2034, subject to a maximum payout of $45.0 million over the term of the agreement.

Pending Sale of Willow Valley

On March 23, 2015, the Company reached an agreement to sell the operations and assets of Willow Valley to EPCOR Water Arizona Inc. (“EPCOR”). Pursuant to the terms of the agreement, EPCOR will purchase all the operations, assets and rights used by Willow Valley to operate the utility system for approximately $2.3 million, subject to current rate base calculations and certain post-closing adjustments. The Arizona Corporation Commission approved the transaction on March 10, 2016, and the transaction is currently scheduled to close in May 2016.

Sierra Negra Ranch, LLC Settlement

We previously filed a claim against Sierra Negra Ranch, LLC and New World Properties, Inc for breach of the infrastructure coordination and financing agreements for their respective developments. In May 2011, we initiated a demand for arbitration and statement of claim against Sierra Negra Ranch, LLC and New World Properties, Inc. The arbitration panel found in our favor on almost all claims and ruled that we were entitled to approximately $4.2 million of infrastructure coordination and financing agreement fees, 15% per annum interest totaling $2.0 million and recovery of one-third of the legal costs incurred in connection with the litigation. In August 2012, we received the monies due from New World Properties, Inc. totaling $2,044,000, consisting of $1,219,000 of past due infrastructure coordination and financing agreement fees, $719,000 of interest and $106,000 of reimbursed litigation costs. However, subsequent to the award, Sierra Negra Ranch, LLC filed for Chapter 11 bankruptcy. In July 2013, the bankruptcy court ruled that Sierra Negra Ranch, LLC must cure its default in order to assume the infrastructure coordination and financing agreement, which would require full payment of past due infrastructure coordination and financing agreement fees, interest and reimbursement of legal costs by no later than March 21, 2014, stating that such value would be determined by the court at a future date. In October 2013, we entered into a settlement with Sierra Negra Ranch, LLC, wherein payment terms were set to serve as the basis of Sierra Negra Ranch, LLC’s bankruptcy plan of reorganization. Under the plan and settlement agreement that was approved by the court, we would receive monies due from Sierra Negra Ranch, LLC totaling $5,321,000, consisting of $2,802,000 of past due infrastructure coordination and financing agreement fees, $2,021,000 of interest (recorded within other income (expense) in our statement of operations for the year ended December 31, 2014) and $498,000 of reimbursed litigation costs, all of which was received during the first quarter of 2014.

Sale of Loop 303 Contracts

In September 2013, we entered into an agreement to sell certain wastewater facilities main extension agreements and offsite water management agreements, along with their related rights and obligations (which we refer to collectively as the “Loop 303 Contracts”), relating to the 7,000-acre territory within a portion of the western planning area of the City of Glendale, Arizona known as the “Loop 303 Corridor.” Pursuant to the agreement, we sold the Loop 303 Contracts to EPCOR for total proceeds of approximately $4.1 million ($3.1 million of which has been received as of December 31, 2015), which will be paid to us over a multi-year period. Receipt of the remaining proceeds will occur and be recorded as additional income over time as certain milestones are met between EPCOR and the developers/landowners of the Loop 303 Corridor. As part of the consideration, we agreed to complete certain engineering work required in the offsite water management agreements, which we completed in 2013, thereby satisfying our remaining obligations relating to the Loop 303 Contracts.

Sale of FATHOM™ Business

In June 2013, the Company sold its wholly-owned subsidiary, Global Water Management, LLC (“GWM”), to an investor group led by a private equity firm which specializes in the water industry. The Company recorded a loss on the sale of GWM in the amount of $1.9 million. GWM owns and operates the FATHOM™ business. Initially developed to support and optimize our own utilities, the Company commercialized the FATHOM™ business in 2009 and marketed the FATHOM™ platform as an integrated suite of technology-enabled services to municipally-owned utilities. The services offered by FATHOM™ provide automation, cost savings and opportunities for operational efficiencies. Pursuant to the purchase agreement for the sale of GWM, the Company is entitled to quarterly royalty payments based on a percentage of certain of GWM’s recurring revenues for a 10-year period, up to a maximum of $15.0 million. In addition, the Company entered into a services agreement with GWM whereby the Company has agreed to use the FATHOM™ platform for all of its regulated utility services for an initial term of 10 years. The services agreement is automatically renewable thereafter for successive 10-year periods, unless notice of termination is given prior to any renewal period. The services agreement may be terminated by either party for default only and the termination of the services agreement will also result in the termination of the royalty payments payable to the Company. The Company retains an approximate 8% interest in GWM at December 31, 2015. See “Certain Relationships and Related Party Transactions—Sale of Global Water management, LLC” for additional information.

Cautionary Statement Regarding Non-GAAP Measures

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contains references to “EBITDA” and Adjusted EBITDA. EBITDA is defined for the purposes of this management’s discussion and analysis as net income or loss before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA less the gain or loss related to non-recurring events. Management believes that EBITDA and Adjusted EBITDA are useful supplemental measures of our operating performance and provide meaningful measures of overall corporate performance exclusive of our capital structure and the method and timing of expenditures associated with building and placing our systems. EBITDA is also presented because management believes that it is frequently used by investment analysts, investors and other interested parties as a measure of financial performance. Adjusted EBITDA is also presented because management believes that it provides a measure of our recurring core business.

However, EBITDA and Adjusted EBITDA are not recognized earnings measures under generally accepted accounting principles of the United States (“U.S. GAAP”) and do not have a standardized meaning prescribed by U.S. GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternatives to net income or loss or other income statement data (which are determined in accordance with U.S. GAAP) as an indicator of our performance or as a measure of liquidity and cash flows. Management’s method of calculating EBITDA and Adjusted EBITDA may differ materially from the method used by other companies and accordingly, may not be comparable to similarly titled measures used by other companies.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. In consideration of Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” we are not organized around specific products and services, geographic regions or regulatory environments. The Company currently operates in one geographic region within the State of Arizona, wherein each operating utility operates within the same regulatory environment.

While we report revenue, disaggregated by service type, on the face of its statement of operations, the Company does not manage the business based on any performance measure at the individual revenue stream level. We do not have any customers that contribute more than 10% to the Company’s revenues or revenue streams. Additionally, the chief operating decision maker uses consolidated financial information to evaluate our performance, which is the same basis on which he communicates our results and performance to our board of directors. It is upon this consolidated basis from which he bases all significant decisions regarding the allocation of our resources on a consolidated level. Based on the information described above and in accordance with the applicable literature, management has concluded that we are currently organized and operated as one operating and reportable segment.

Comparison of Results of Operations for the Years Ended December 31, 2015 and 2014

Revenues

The following table summarizes the Company’s revenues for the years ended December 31, 2015 and 2014 (in thousands of dollars).

	Years Ended December 31,
	2015	2014
Water services	$16,320	$18,076
Wastewater and recycled water services	15,020	14,112
Unregulated revenues	616	371

Total revenues	$31,956	$32,559

Total revenues decreased $603,000, or 1.9%, for the year ended December 31, 2015 compared with the year ended December 31, 2014. The decrease in revenues is primarily due to the condemnation of the operations and assets of Valencia Water Company, which occurred in July 2015. Adjusting for the condemnation of the operations and assets of Valencia Water Company, revenue increased $2.0 million, or 7.5%, reflecting a decrease in precipitation resulting in higher usage of water for the year ended December 31, 2015 compared to the year ended December 31, 2014 combined with the increase in rates due to Rate Decision No. 74364 and an increase in active connections.

Water Services. Water services revenues decreased $1.8 million, or 9.7%, to $16.3 million for the year ended December 31, 2015 compared with $18.1 million for the year ended December 31, 2014. Adjusting for the condemnation of the operations and assets of Valencia Water Company, water services revenue for the year ended December 31, 2015 increased $839,000, or 6.9%, compared to the year ended December 31, 2014.

Water services revenue based on consumption decreased $1.1 million, or 13.9%, to $6.7 million from $7.8 million for the year ended December 31, 2015 and 2014, respectively. The decrease in revenue was primarily driven by a decrease in active water connections related to the condemnation of the operations and assets of Valencia Water Company. Adjusting for the condemnation of the operations and assets of Valencia Water Company, which contributed $2.8 million for the year ended December 31, 2014, consumption revenue increased $234,000, or 4.7%, to $5.2 million for the year ended December 31, 2015 compared to $5.0 million for the year ended December 31, 2014. Adjusted consumption revenue increased due to the onset of new rates in 2015 combined with an increase in active water connections and an increase in consumption compared to 2014.

Active water connections decreased 23.8% to 19,964 as of December 31, 2015 from 26,188 as of December 31, 2014. The decrease in active water connections was a result of the condemnation of the operations and assets of Valencia Water Company. However, adjusting for the condemnation of the operations and assets of Valencia Water Company, active connections increased 2.3% to 19,964 as of December 31, 2015 from 19,515 as of December 31, 2014.

Water consumption decreased 17.2% to 2.4 billion gallons for the year ended December 31, 2015 from 2.9 billion gallons for the year ended December 31, 2014. The decrease in consumption was primarily driven by the condemnation of the operations and assets of Valencia Water Company in July 2015. Adjusting for the condemnation of the operations and assets of Valencia Water Company, from which 410 million gallons were consumed for the year ended December 31, 2015 compared to 807 million gallons consumed for the year ended December 31, 2014, water consumption decreased 4.6% to 2.0 billion gallons for the year ended December 31, 2015 compared to 2.1 billion gallons for the year ended December 31, 2014.

Water services revenue associated with the basic service charge decreased $650,000, or 6.6%, to $9.2 million for the year ended December 31, 2015 compared to $9.9 million for the year ended December 31, 2014 due to the condemnation of the operations and assets of Valencia Water Company. Adjusting for the condemnation of the operations and assets of Valencia Water Company, basic service charge revenue increased $641,000, or 9.3%, to $7.6 million for the year ended December 31, 2015 compared to $7.0 million for the year ended December 31, 2014, reflecting growth in total active connections as well as an increase in rates due to Rate Decision No. 74364.

Wastewater and Recycled Water Services. Wastewater and recycled water services revenues increased $908,000, or 6.4%, to $15.0 million for the year ended December 31, 2015 compared to $14.1 million for the year ended December 31, 2014. The increase was primarily due to the onset of new rates in 2015 due to Rate Decision no. 74364 combined with an increase in the number of active connections.

Recycled water revenue, which is based on the number of gallons delivered increased $181,000, or 54.8%, to $510,000 for the year ended December 31, 2015 compared to $330,000 for the year ended December 31, 2014. The volume of recycled water delivered increased 63 million gallons, or 11.0%, to 639 million gallons for the year ended December 31, 2015 compared to 576 million gallons for the year ended December 31, 2014.

Unregulated Revenues. Unregulated revenues, which are primarily rental fees derived from leases of space on a utility-owned communications tower and the imputed revenue resulting from our public-private partnership with the City of Maricopa, increased $245,000, or 66.0%, to $616,000 for the year ended December 31, 2015 compared to $371,000 for the year ended December 31, 2014. The increase in revenue was driven by an increase in infrastructure coordination and financing agreement-related imputed revenue resulting from our public-private partnership memorandum of understanding with the City of Maricopa starting in April 2014, wherein we agreed to offset the cash payment of our license fee through December 31, 2015 for miscellaneous utility related services the City of Maricopa required from the Company. These commitments were previously finalized, and the associated license fees are being accounted for as unregulated revenue until the expiration of the agreement on December 31, 2015.

Operating Expenses

The following table summarizes the Company’s operating expenses for the years ended December 31, 2015 and 2014 (in thousands of dollars):

	Years Ended December 31,
	2015	2014
Operations and maintenance	$7,080	$8,020
Operations and maintenance-related party	2,179	2,398
General and administrative	7,957	8,809
Gain on regulatory order	—	(50,664)
Depreciation	8,213	9,205

Total operating expenses (benefit)	$25,429	$(22,232)

Operations and Maintenance. Operations and maintenance costs, consisting of personnel costs, production costs (primarily chemicals and purchased power), maintenance costs, contract services, and property tax, decreased $940,000, or 11.7%, for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Total personnel costs decreased $349,000, or 14.3%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily due to a decrease in personnel related to the condemnation of the operations and assets of Valencia Water Company. Adjusting for the condemnation of the operations and assets of Valencia Water Company, personnel costs increased $52,000 for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Utilities and power expenses decreased $358,000, or 18.4%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. Utilities and power expense decreased as a result of the condemnation of operations and assets of Valencia Water Company. Adjusting for the condemnation of the operations and assets of Valencia Water Company, utilities and power expense decreased $72,000 for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Contract services expense decreased $116,000, or 35.4%, during the year ended December 31, 2015 compared to the year ended December 31, 2014. Contract services decreased as a result of a reduction in disposal fees. Disposal fees decreased $88,000, or 77.4%, during the year ended December 31, 2015 compared to the year ended December 31, 2014. Residual disposal declined due to the elimination of third party transportation expenses related to the transfer of certain disposal activities in-house combined with the elimination of bio-solid disposal fees, as we initiated direct land application of bio-solids in July 2014. Bio-solids are a by-product of our water reclamation process and were previously disposed of within a landfill. Currently, bio-solids are beneficially reused as fertilizer by an agricultural farmer who accepts the bio-solids at no cost.

Operations and Maintenance-related party. Operations and maintenance related party expenses are for service fees paid to FATHOM™ with respect to billing, customer service and other support provided to the Company’s regulated utilities. FATHOM™ service fees totaled $2.2 million for the year ended December 31, 2015 compared to $2.4 million for the year ended December 31, 2014. Fathom services fees decreased as a result of the condemnation of the operations and assets of Valencia Water Company.

General and Administrative. General and administrative costs include the day-to-day expenses of office operation: personnel costs, legal and other professional fees, insurance, rent and regulatory fees. These costs decreased $852,000, or 9.7%, during the year ended December 31, 2015 compared to the year ended December 31, 2014.

For the year ended December 31, 2015, personnel costs decreased $1.0 million, or 19.9%, compared to the year ended December 31, 2014. Personnel costs decreased as a result of a decline in wage and bonus expense combined with a decrease in deferred compensation. Salary, bonus and benefit expense decreased $514,000 for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The decrease in salary, bonus and benefit expense is primarily due to a decrease of approximately $821,000 related to the completion of our executive transition plan, wherein we no longer accrue and pay a salary and bonus to Mr. Hill and Ms. Bowers, who now serve as directors of the Company. The decrease related to our executive transition plan is inclusive of $300,000 of cash bonus payments made in lieu of phantom stock units (“PSUs”) in 2014 that did not occur in 2015, which were made to reduce the potential exposure to an increase in deferred compensation expense resulting from PSU re-measurement corresponding to an increase in share price. This decrease is partially offset by a one-time bonus of $591,000 for members of management holding stock appreciation rights at the time of the special dividend paid out in August 2015, combined with a $65,000 increase in labor capitalized to ongoing projects.

On December 30, 2010, we adopted a phantom stock unit plan (the “PSU Plan”) authorizing the directors of the Company to issue PSUs to our employees. The value of the PSUs issued under the plan tracks the performance of GWRC’s shares and gives rise to a right of the holder to receive a cash payment the value of which, on a particular date, will be the market value of the equivalent number of shares of GWRC at that date. The issuance of PSUs as a core component of employee compensation was intended to strengthen the alignment of interests between our employees and the shareholders of GWRC by linking their holdings and a portion of their compensation to the future value of the common shares of GWRC. The PSU Plan will remain in effect following the Reorganization Transaction and this offering, provided that the value of the PSUs will track the performance of the Company’s common stock going forward.

On December 30, 2010, 350,000 PSUs were issued to members of management, with an initial value of approximately $2.6 million. The PSUs were accounted for as liability compensatory awards under ASC 710, Compensation—General, rather than as equity awards. The PSU awards are re-measured each period based on the present value of the benefits expected to be provided to the employee upon vesting, which benefits are based on GWRC’s share price multiplied by the number of units. The present value of the benefits was recorded as expense in the Company’s financial statements over the related vesting period. The December 30, 2010 PSUs vested at the end of four years from the date of their issuance. There is no exercise price attached to PSU awards. The remaining value of these PSUs, $1.3 million, was paid to the holders in January 2015.

In January 2012, 135,079 additional PSUs were issued to nine members of management as a reward for performance in 2011. The PSUs issued to management vested ratably over 12 consecutive quarters beginning January 1, 2012 and were accounted for as liability compensatory awards similar to the PSUs issued in December 2010. These PSUs were re-measured each period and a liability was recorded equal to GWRC’s closing share price on the Toronto Stock Exchange on the period end date multiplied by the number of units vested. As of December 31, 2015, no additional PSUs remain outstanding. For the year ended December 31, 2015, $38,000 was paid to the holders for these vested PSUs. For the year ended December 31, 2014, $469,000 was paid to the holders for these vested PSUs.

During the first quarter of 2013, 76,492 PSUs were issued to nine members of management as a reward for performance in 2012. The PSUs issued to management vest ratably over 12 consecutive quarters beginning January 1, 2013 and are accounted for as liability compensatory awards similar to the PSUs issued in December 2010 and January 2012. These PSUs were be re-measured each period and a liability was recorded equal to GWRC’s closing share price on the period end date multiplied by the number of units vested. As of December 31, 2015, 5,479 of these PSUs remain outstanding. For the year ended December 31, 2015, $110,000, was paid to holders for these vested PSUs, with the remaining value of the PSUs, $29,000, paid out to holders in January 2016. For the year ended December 31, 2014, $178,000 was paid to the holders for these vested PSUs.

During the first quarter of 2014, 8,775 PSUs were issued to three members of management as a reward for performance in 2013. These PSUs vest ratably over 12 consecutive quarters beginning January 1, 2014. As of December 31, 2015, 1,856 of these PSUs remain outstanding. For the year ended December 31, 2015, $7,000, was paid to holders for these vested PSUs. For the year ended December 31, 2014, $10,000 was paid to the holders for these vested PSUs.

During the first quarter of 2015, 28,828 PSUs were issued to two members of management as a reward for performance in 2014. These PSUs vest ratably over 12 consecutive quarters beginning January 1, 2015. As of December 31, 2015, 21,621 of these PSUs remain outstanding. For the year ended December 31, 2015, $38,000 was paid to holders for these vested PSUs.

In the third quarter of 2013, the Company granted 100,000 SARs to a key executive of the Company. These SARs vest ratably over 16 quarters from the grant date and give the employee the right to receive a cash payment amounting to the difference between the CAD$2.00 per share exercise price and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of CAD$2.00 per share. The exercise price was determined by taking the weighted average share price of the five days prior to July 1, 2013. As of December 31, 2015, 92,500 of these SARs remain outstanding. For the year ended December 31, 2015, $37,000, was paid to the holder for vested SARs.

In the fourth quarter of 2013, the Company granted 100,000 SARs to a newly hired officer of the Company. These SARs vest ratably over 16 quarters from the grant date and give the employee the right to receive a cash payment amounting to the difference between the CAD$3.38 per share exercise price and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of CAD$3.38 per share. The exercise price was determined by taking the weighted average share price of the 30 days prior to November 14, 2013. As of December 31, 2015, 100,000 of these SARs remain outstanding.

In the first quarter of 2015, the Company granted 299,000 SARs to seven members of management. These SARs vest ratably over 16 quarters from the grant date and give the employee the right to receive a cash payment amounting to the difference between the CAD$5.35 per share exercise price and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of CAD$5.35 per share. The exercise price was determined to be the fair market value of one share of stock on the grant date of February 11, 2015. As of December 31, 2015, 299,000 of these SARs remain outstanding.

In the second quarter of 2015, the Company granted 300,000 SARs to two key executives of the Company. These SARs vest over 16 quarters, vesting 20% per year for the first three years, with the remainder vesting in year four. The SARs give the employee the right to receive a cash payment amounting to the difference between the CAD$6.44 per share exercise price and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of CAD$6.44 per share. The exercise price was determined to be the fair market value of one share of stock on the grant date of May 8, 2015. As of December 31, 2015, 300,000 of these SARs remain outstanding. See “—JOBS Act Accounting Election and Other Matters” for information regarding the change in valuation methodology of outstanding SARs to be effected with the Company’s transition to being a public company.

Deferred compensation decreased $587,000 for the year ended December 31, 2015 compared to the year ended December 31, 2014. Deferred compensation decreased primarily as a result of the reduction in the total number of PSUs outstanding for the year ended December 31, 2015 compared to the year ended December 31, 2014. Deferred compensation is calculated based upon the current period change in share price, multiplied by the number of outstanding units. The U.S. Dollar adjusted share price increased $0.97 for both the years ended December 31, 2015 and 2014.

Regulatory expenses increased $154,000, or 205.3%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in regulatory expense was due to amortization of deferred rate case costs incurred during the latest rate case that resulted in Rate Decision No. 74364. Amortization of the deferred rate case costs began in January 2015 in conjunction with the onset of new rates.

Professional fees decreased $76,000, or 5.3%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, as certain accounting and legal fees related to Rate Decision No. 74364 were incurred during the year ended December 31, 2014 that did not occur in 2015.

Board compensation increased $238,000, or 154.3%, to $392,000 for the year ended December 31, 2015 compared to the year ended December 31, 2014. Board compensation increased due to the completion of the executive transition plan, wherein Mr. Hill and Ms. Bowers are now compensated as board members rather than employees. In addition to the transition plan, board compensation was also affected by an approximately $44,000 in deferred phantom units (“DPUs”) awarded to certain board members in conjunction with the one-time dividend paid out in August 2015 in relation to the condemnation of the operations and assets of Valencia Water Company.

Gain on Regulatory Order. The $50.7 million gain on regulatory order recorded during the year ended December 31, 2014 represents the benefit to the Company’s periodic earnings as a result of Rate Decision No. 74364, which concluded that infrastructure coordination and financing agreement funds received historically would no longer be recorded as contributions in aid of construction.

Depreciation. Depreciation expense decreased by $992,000, or 10.8%, to $8.2 million for the year ended December 31, 2015 compared to $9.2 million the year ended December 31, 2014. The decrease of depreciation expense is primarily due to the condemnation of the operations and assets of Valencia Water Company combined with some of our assets reaching their full useful life and, therefore, having been fully depreciated.

Other Income (Expense)

Other income totaled $35.5 million for the year ended December 31, 2015 compared to $6.9 million of net expense for the year ended December 31, 2014. Other income (expense) primarily consisted of the gain on the condemnation of the operations and assets of Valencia Water Company, interest expense, loss on equity method investment and other income. The $41.9 million change in other income is primarily attributed to the $43.0 million gain recorded in 2015 with the condemnation of the operations and assets of Valencia Water Company combined with $624,000 of income attributed to the Valencia Water Company earn out, wherein we receive $3,000 for each new meter installed within our prior service area over a 20-year period, beginning January 1, 2015. The gain on the condemnation of the operations and assets of Valencia Water Company was partially offset by $2.0 million of interest income related to the Sierra Negra Ranch, LLC litigation recorded during the year ended December 31, 2014, which was not recorded in 2015. See “—Recent Events-Sierra Negra Ranch, LLC Settlement” for additional information.

Loss on equity method investment decreased by $473,000 for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to the reduction in the Company’s share of ongoing losses, which declined as a result of the recapitalization of Fathom Water Management Holdings, LLP (the “FATHOM Partnership”) in November 2014.

Income Tax Benefit (Expense)

Income tax expense increased to $20.6 million for the year ended December 31, 2015 compared to a benefit of $17.0 million for the year ended December 31, 2014. The change in income tax expense is driven by the $20.2 million tax expense related to the condemnation of the operations and assets of Valencia Water Company for the year ended December 31, 2015 compared to a $16.1 million tax benefit related to the reversal of substantially all the deferred tax asset valuation allowance for the year ended December 31, 2014 as a result of Rate Decision No. 74364.

Effective June 2012 and through December 31, 2013, the Company maintained a full income tax valuation allowance against its net deferred tax assets. During the year ended December 31, 2014, as a result of the additional revenues expected to be provided by Rate Decision No. 74364, as well as other factors, the Company performed an evaluation of its deferred tax assets and determined that sufficient evidence existed such that the majority of the Company’s deferred tax assets would be utilized in the future. Accordingly, the Company reversed substantially all of the deferred tax asset valuation allowance previously recorded, resulting in a $16.1 million income tax benefit. For the year ended December 31, 2014, the Company recorded an $868,000 income tax benefit related to current year losses.

Net Income

Net income totaled $21.4 million for the year ended December 31, 2015 compared to $64.9 million for the year ended December 31, 2014. The change in net income for the year ended December 31, 2015 is primarily attributed to the $43.0 million gain on the condemnation of the operations and assets of Valencia, net of a $20.2 million tax liability for the year ended December 31, 2015, compared to the $50.7 million gain on regulatory order, $16.1 million release of income tax asset valuation allowance and interest income of $2.0 million related to the Sierra Negra Ranch, LLC litigation recorded for the year ended December 31, 2014 that did not occur in 2015. Additionally, the Company recognized approximately $296,000 of income for proceeds related to the sale of Loop 303 Contracts along with a $176,000 loss in connection with the classification of Willow Valley’s assets as held for sale, which did not occur in 2014.

EBITDA and Adjusted EBITDA

EBITDA totaled $58.5 million for the year ended December 31, 2015 compared to $66.6 million for the year ended December 31, 2014. The change in EBITDA for year ended December 31, 2015 compared to the year ended December 31, 2014 is primarily attributed to the $50.7 million gain on regulatory order recorded for the year ended December 31, 2014 and the $43.0 million gain on the condemnation of the operations and assets of Valencia Water Company recorded for the year ended December 31, 2015.

Adjusted EBITDA totaled $15.7 million for the year ended December 31, 2015 compared to $13.7 million for the year ended December 31, 2014. The increase to Adjusted EBITDA is primarily driven by an increase in rates related to Rate Decision No. 74364 combined with increases in active connections. Additionally, Adjusted EBITDA increased as a result of previously discussed general and administrative expense reductions. These increases were partially offset due to the condemnation of the operations and assets of Valencia Water Company.

A reconciliation of Net Income to EBITDA and Adjusted EBITDA in the years ended December 31, 2015 and 2014 is as follows (in thousands of dollars):

	Years Ended December 31,
	2015	2014
Net Income	$21,363	$64,931
Income tax expense (benefit)	20,623	(16,995)
Interest income	(11)	(79)
Interest expense	8,299	9,512
Depreciation	8,213	9,205

EBITDA(1)	$58,487	$66,574
Gain on regulatory order	—	(50,664)
Sierra Negra Ranch interest income	—	(2,021)
Gain on condemnation of the operations and assets of Valencia Water Company	(42,983)	—
Writedown of Willow Valley assets held for sale	176	—
Gain on sale of Loop 303 Contracts	(296)	—
Equity investment loss (income)	330	(144)

EBITDA Adjustments	(42,773)	(52,829)

Adjusted EBITDA(2)	$15,714	$13,745

(1)	EBITDA is defined as net income or loss before interest, income taxes, depreciation and amortization. EBITDA is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other companies. The table above reconciles EBITDA to net income. See “Cautionary Statement Regarding Non-GAAP Measures” for further information regarding EBITDA.
(2)	Adjusted EBITDA is defined as EBITDA less the gain or loss related to non-recurring events, and includes an adjustment for gain on condemnation of the operations and assets of Valencia, the writedown of Willow Valley assets held for sale, gain on sale of Loop 303 Contracts and equity investment loss for the year ended December 31, 2015. Adjustments for the year ended December 31, 2014 include an adjustment for the regulatory gain related to Rate Decision No. 74364, interest income related to the Sierra Negra Ranch, LLC litigation, and loss (income) on equity method investment (inclusive of a $1.0 million gain on our ownership interest in FATHOM™). Adjusted EBITDA is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP. Therefore, Adjusted EBITDA may not be comparable to similar measures presented by other companies. The table above reconciles Adjusted EBITDA to EBITDA. See “Cautionary Statement Regarding Non-GAAP Measures” for further information regarding Adjusted EBITDA.

Liquidity and Capital Resources

The Company’s capital resources are provided by internally generated cash flows from operations as well as debt and equity financing. Additionally, the Company’s regulated utility subsidiaries receive advances and contributions from customers, home builders and real estate developers to partially fund construction necessary to extend service to new areas. The Company uses its capital resources to:

•	fund operating costs;

•	fund capital requirements, including construction expenditures;

•	make debt and interest payments; and

•	invest in new and existing ventures.

The Company’s utility subsidiaries operate in rate-regulated environments in which the amount of new investment recovery may be limited; such recovery will take place over an extended period of time because recovery through rate increases is subject to regulatory lag.

As of December 31, 2015, the Company had notable near-term cash expenditure obligations. Most significantly, the Company has approximately $9.0 million of debt interest and principal payments due before December 31, 2016. While specific facts and circumstances could change, we believe that we have sufficient cash on hand and will be able to generate sufficient cash flows to meet our required debt service and operating cash flow requirements as well as remain in compliance with our debt covenants until at least December 31, 2016.

Cash Flows Provided By Operating Activities

Cash flows provided by operating activities are used for operating needs and to meet capital expenditure requirements. The Company’s future cash flows from operating activities will be affected by economic utility regulation, infrastructure investment, growth in service connections, customer usage of water, compliance with environmental health and safety standards, production costs, and weather and seasonality.

For the years ended December 31, 2015 and December 31, 2014, the Company’s net cash provided by operating activities totaled $4.2 million and $11.6 million, respectively. The $7.4 million change in cash from operating activities was primarily driven by $2.8 million of infrastructure coordination and financing agreement funds and $2.0 million of interest in connection with the settlement of the Sierra Negra Ranch, LLC litigation, received for the year ended December 31, 2014 and not for 2015. Additionally, cash from operations was affected by a $1.4 million payout of accrued PSU expense for the year ended December 31, 2015. Further, operating cash flows are affected by the timing of the recording and settlement of accounts payable and other accrued liabilities.

Cash Flows Provided By (Used In) Investing Activities

For the year ended December 31, 2015, the Company’s net cash provided by investing activities totaled $52.0 million compared to $1.4 million in net cash used in investing activities for the year ended December 31, 2014. The $53.4 million change was primarily driven by the $55.2 million in proceeds received in connection with the condemnation of the operations and assets of Valencia Water Company and $296,000 in proceeds from the sale of the Loop 303 Contracts received during the year ended December 31, 2015. These increases were partially offset by a $1.9 million increase in capital expenditures for the year ended December 31, 2015 compared to the year ended December 31, 2014.

The Company continues to invest capital prudently in its existing, core service areas where the Company is able to deploy its Total Water Management model and as service connections grow. This includes any required maintenance capital expenditures and the construction of new water and wastewater treatment and delivery facilities. The Company’s projected capital expenditures and other investments are subject to periodic review and revision to reflect changes in economic conditions and other factors.

Cash Flows Used In Financing Activities

For the years ended December 31, 2015 and December 31, 2014, the Company’s net cash used in financing activities totaled $51.3 million and $5.6 million, respectively. The $45.7 million increase in cash used in financing activities was principally driven by $21.3 million in cash used to retire our term loan with MidFirst Bank in July 2015 combined with an increase of $24.2 million in the amount of dividends paid during the year ended December 31, 2015 compared to the year ended December 31, 2014, of which $22.8 million of the increase is related to a special one-time cash dividend paid out on August 12, 2015.

Tax Exempt Bonds

The Company issued tax-exempt bonds through The Industrial Development Authority of the County of Pima in the amount of $36,495,000 on December 28, 2006; $53,624,000, net of a discount of $511,000, on November 19, 2007; and $24,550,000 on October 1, 2008. The Series 2006, 2007 and 2008 bonds have interest payable semiannually on the first of June and December. Recurring payments of principal are payable annually on the first of December for the Series 2006, 2007 and 2008 Bonds. Proceeds from these bonds were used for qualifying costs of constructing and equipping the water and wastewater treatment facilities of our subsidiaries, Palo Verde and Santa Cruz. The Company has not granted any deed of trust, mortgage, or other lien on property of Santa Cruz or Palo Verde. These bonds are secured by a security agreement that gives the trustee rights to the net operating income generated by our Santa Cruz and Palo Verde utilities. The tax-exempt bonds require we maintain a minimum debt service coverage ratio of 1.10:1.00, tested annually based on the combined operating results of our Santa Cruz and Palo Verde utilities. As of December 31, 2015, we maintained a ratio of 1.38:1.00.

Insurance Coverage

The Company carries various property, casualty and financial insurance policies with limits, deductibles and exclusions consistent with industry standards. However, insurance coverage may not be adequate or available to cover unanticipated losses or claims. The Company is self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on the Company’s short-term and long-term financial condition and the results of operations and cash flows.

Contractual Obligations and Commitments

The following table presents contractual obligations and commercial commitments as of December 31, 2015 (in thousands of dollars).

Contractual obligations(1)	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	More than 5 Years
Long term debt obligations(2)	$106,695	$1,885	$4,115	$5,120	$95,575
Interest on long term debt(3)	104,906	6,940	13,536	13,006	71,424
Capital lease obligation	287	109	159	19	—
Interest on capital lease	31	18	12	1	—

Total	$211,919	$8,952	$17,822	$18,146	$166,999

(1)	In addition to these obligations, the Company pays annual refunds on advances in aid of construction over a specific period of time based on operating revenues generated from developer-installed infrastructure. The refund amounts are considered an investment in infrastructure and eligible for inclusion in future rate base. These refund amounts are not included in the above table because the refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels and future rate increases, which cannot be accurately estimated. Portions of these refund amounts are payable annually over the next two decades, and amounts not paid by the contract expiration dates become nonrefundable and are transferred to contributions in aid of construction.
(2)	The long-term debt obligations reflected in the table above exclude the debt discount related to the Series 2007 bonds. The debt discount at December 31, 2015 totaled $338,000 and is netted within the bonds payable balance on the Company’s balance sheet. The debt discount is being amortized over the term of the Series 2007 bonds.
(3)	Interest on the Company’s Series 2006, 2007 and 2008 bonds is based on the fixed rates.

Off Balance Sheet Arrangements

As of December 31, 2015 and December 31, 2014, we do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

For the year ended December 31, 2015, the Company was exposed to market risk associated with changes in commodity prices, equity prices and interest rates. The Company used a combination of fixed-rate and variable-rate debt to reduce interest rate exposure. A hypothetical 10% increase in interest rates associated with variable rate debt would result in a $42,000 reduction in the Company’s pre-tax income for the year ended December 31, 2015. To reduce the risk from interest rate fluctuations, the Company entered into two five-year interest rate cap transaction agreements for the majority of the Company’s variable-rate bond debt. Under the interest rate cap agreements, the Company would have been reimbursed for the interest costs that occurred in excess of the interest rate cap levels. With the retirement of its term loan with MidFirst Bank in July 2015, the Company no longer carries any significant debt at a variable rate.

Other than interest-related risks, the Company believes the risks associated with price increases for chemicals, electricity and other commodities are mitigated by the Company’s ability over the long-term to recover its costs through rate increases to its customers, though such recovery is subject to regulatory lag.

Critical Accounting Policies and Estimates

The application of critical accounting policies is particularly important to the Company’s financial condition and results of operations and provides a framework for management to make significant estimates, assumptions and other judgments. Additionally, the Company’s financial condition, results of operations and cash flow are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. Although the Company’s management believes that these estimates, assumptions and other judgments are appropriate, they relate to matters that are inherently uncertain and that may change in subsequent periods. Accordingly, changes in the estimates, assumptions and other judgments applied to these accounting policies could have a significant impact on the Company’s financial condition and results of operations as reflected in the Company’s financial statements. For further discussion of the Company’s accounting policies and estimates, see the notes to the Company’s audited consolidated financial statements included elsewhere in this prospectus.

Income Taxes

Estimation of income taxes includes an evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire. The Company’s assessment is based upon existing tax laws and estimates of future taxable income. If the assessment of the Company’s ability to utilize the underlying future tax deductions changes, the Company would be required to recognize fewer of the tax deductions as assets, which would increase the income tax expense in the period in which the determination is made.

Goodwill

Goodwill is evaluated for impairment at least annually. For the purposes of this evaluation, management must make an estimate of a weighted-average cost of capital to be used as a company-specific discount rate, which takes into account certain risk and size premiums, risk-free yields, and the capital structure of the industry. The Company also considers other qualitative and quantitative factors including the regulatory environment that can significantly impact future earnings and cash flows and the effects of the volatile current economic environment. Changes in these projections or estimates could result in a reporting unit either passing or failing the first step in the goodwill impairment model.

Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” which changes the criteria for reporting discontinued operations and changing the disclosures for disposals that meet the definition under the new guidance. Under the new guidance, only disposals representing a strategic shift in a company’s strategy would be deemed a discontinued operation. To meet the definition of strategic shift, the disposal should have a major effect on the organization’s operations and financial results. Examples of the type of disposals that would qualify as a discontinued operation include a disposal of a major geographic area, a major line of business, or a major equity method investment. For those disposals that meet the criteria, expanded disclosures on assets, liabilities, income and expenses would apply. The Company’s adoption of ASU 2014-08 in the first quarter of 2015 did not have a material effect on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which completes the joint effort between the FASB and the International Accounting Standards Board to converge the recognition of revenue between the two boards. The new standard affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets not included within other FASB standards. The guiding principal of the new standard is that an entity should recognize revenue in an amount that reflects the consideration to which an entity expects to be entitled for the delivery of goods and services. ASU 2014-09 may be adopted using either of two acceptable methods: (1) retrospective adoption to each prior period presented with the option to elect certain practical expedients; or (2) adoption with the cumulative effect recognized at the date of initial application and providing certain disclosures. To assess at which time revenue should be recognized, an entity should use the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation. For public business entities, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within the reporting period. For private companies, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods beginning after December 15, 2019. Earlier application allowed in certain circumstances. The Company is currently assessing the impact that this guidance may have on our consolidated financial position.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” which defines management’s responsibility in evaluating whether there is substantial doubt about an organizations ability to continue as a going concern. The new standard provides that an entity’s management should evaluate whether conditions or events exist that would raise substantial doubt about an entity’s ability to continue as a going concern. If substantial doubt exists, the guidance provides principles and definitions to assist management in assessing the appropriate timing and content in their financial statement disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The adoption of ASU 2014-15 is not expected to have a material effect on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs,” which requires debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the associated debt liability, consistent with the accounting of debt discounts. The effects of this update are to be applied retrospectively as a change in accounting principal. For public business entities, ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The adoption of ASU 2015-03 will require the Company to reclassify debt issuance costs retrospectively beginning January 1, 2016. The Company is currently assessing the impact that this guidance may have on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes: Balance Sheet Classification of Deferred Taxes,” which requires that deferred tax liabilities and assets be classified as noncurrent in the classified statement of financial position. The purpose of this update is to simplify the presentation of deferred liabilities and assets. For public business entities, ASU 2015-17 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For private companies, the ASU is effective for financial statements for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company has elected to early adopt ASU 2015-17 and report the impact of such adoption prospectively, which change has been reflected in our 2015 financial statements.

JOBS Act Accounting Election and Other Matters

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can elect to delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We are choosing to take advantage of this extended transition provision. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our election to take advantage of the JOBS Act extended accounting transition period may make our financial statements more difficult to compare to other public companies.”

The Company has historically accounted for compensation expense related to its liability-classified stock appreciation rights (“SARs”) using the intrinsic value method, as permitted by ASC 718 for nonpublic entities, with changes to the value of the SARs recognized as compensation expense at each quarterly reporting date. Upon becoming a public company, as defined in ASC 718, in the first quarter of 2016, the Company is required to change its methodology for valuing the SARs. While the SARs will continue to be re-measured at each quarterly reporting date, the SARs are required to be accounted for prospectively at fair value using a fair value pricing model, such as Black-Scholes. The Company plans to record the impact of the change in valuation methods as a cumulative effect of a change in accounting principle, as permitted by ASC 250. The effect of the change will be to increase or decrease the SAR liability by the difference in compensation cost measured using the intrinsic value method and the fair value method with an equal and offsetting change to retained earnings in the consolidated balance sheet. Any changes in fair value after the initial adoption will be recorded as compensation expense in the consolidated statement of operations.

BUSINESS

Overview

We are a water resource management company that owns, operates and manages water, wastewater and recycled water utilities in strategically located communities, principally in metropolitan Phoenix, Arizona. We seek to deploy our integrated approach, which we refer to as “Total Water Management,” a term we use to mean managing the entire water cycle by owning and operating the water, wastewater and recycled water utilities within the same geographic areas in order to both conserve water and maximize its total economic and social value. We use Total Water Management to promote sustainable communities in areas where we expect growth to outpace the existing potable water supply. Our model focuses on the broad issues of water supply and scarcity and applies principles of water conservation through water reclamation and reuse. Our basic premise is that the world’s water supply is limited and yet can be stretched significantly through effective planning, the use of recycled water and by providing individuals and communities resources that promote wise water usage practices.

We currently own nine water and wastewater utilities in strategically targeted communities in metropolitan Phoenix. We currently serve more than 50,000 people in approximately 20,000 homes within our 332 square miles of certificated service areas, which are serviced by five wholly-owned regulated operating subsidiaries as of December 31, 2015. Approximately 94.9% of our active service connections are customers of our Santa Cruz and Palo Verde utilities, which are located within a single service area. We have grown significantly since our formation in 2003, with total revenues increasing from $4.9 million in 2004 to $32.0 million in 2015, and total service connections increasing from 8,113 as of December 31, 2004 to 38,744 as of December 31, 2015, with regionally planned service areas large enough to serve approximately two million service connections.

Our Corporate History

Global Water Resources, LLC (“GWR”) was organized in 2003 to acquire, own, and manage a portfolio of water and wastewater utilities in the southwestern region of the United States. Global Water Management, LLC (“GWM”) was formed as an affiliated company to provide business development, management, construction project management, operations, and administrative services to GWR and all of its regulated subsidiaries.

In early 2010, the members of GWR made the decision to raise money through the capital markets, and GWR and GWM were reorganized to form the Delaware corporation that we are today. The members established a new entity, GWR Global Water Resources Corp. (“GWRC”), which was incorporated under the Business Corporations Act (British Columbia) on March 23, 2010 to acquire shares of our common stock and to actively participate in our management, business and operations through its representation on our board of directors and its shared management. On December 30, 2010, GWRC completed its initial public offering in Canada and its common shares were listed on the Toronto Stock Exchange.

Concurrently with the consummation of this offering, GWRC will merge with and into the Company with the Company surviving as a Delaware corporation, subject to the satisfaction of certain conditions, including GWRC’s shareholder approval. For additional information, see “The Transactions—Reorganization Transaction.” At the effective time of the merger, holders of GWRC’s common shares will receive one share of the Company’s common stock for each outstanding common share of GWRC.

U.S. Water Industry Overview

U.S. Water Industry Areas of Business

The U.S. water industry has two main areas of business:

•	Utility Services to Customers. This business includes municipal water and wastewater utilities, which are owned and operated by local governments or governmental subdivisions and investor-owned water and wastewater utilities. Investor-owned water and wastewater utilities are generally economically regulated, including with respect to rate regulation, by public utility commissions in the states in which they operate. The utility segment is characterized by high barriers to entry, including high capital spending requirements.

•	General Water Products and Services. This business includes manufacturing, engineering and consulting companies and numerous other fee-for-service businesses. The activities of these businesses include the building, financing and operating of water and wastewater utilities, utility repair services, contract operations, laboratory services, manufacturing and distribution of infrastructure and technology components, and other specialized services. At present, and upon the prior sale of the FATHOMTM business and the Loop 303 Contracts, the Company no longer performs any of these unregulated services.

Key Characteristics of the U.S. Water Industry

In the United States, the water industry is characterized by:

•	Significant Constraints on the Availability of Fresh Water. In Arizona, the Arizona Department of Water Resources estimates that annual water usage is 6.96 million acre-fee per year. Arizona has the right to use 2.8 million acre-feet from the Colorado River and approximately half of that can be delivered through the Central Arizona Project, a 336 mile diversion canal from the Colorado River to central Arizona. The Colorado River is presently over-allocated, which means that more surface water right allocations have been issued than the actual average annual flow, with allocations being determined based on data from a period during which flows were significantly higher than in recent years. The Central Arizona Project is the only means of transporting Colorado River water into central Arizona. Approximately 43% of the water used in Arizona comes from groundwater. Water in the western United States is being pumped from groundwater sources faster than it is replenished naturally, a condition known as overdraft. In areas of water scarcity, such as the arid western United States, water recycling represents a relatively simple, inexpensive and energy-efficient means of augmenting water supply as compared to transporting surface water, groundwater or desalinated water from other locations. Approximately 70% of the water provided by municipalities is currently used for non-potable applications where recycled water could potentially be utilized.

•	Lack of Technology Utilization to Increase Operating Efficiencies and Decrease Operating Costs. The U.S. water industry has traditionally not taken advantage of advances in technology available to enhance revenue, increase operating efficiencies and decrease operating costs (including labor and energy costs). Areas of opportunity include automated meter reading, systems management and administrative functions, such as customer billing and remittance systems. Key drivers for the lack of investment in technology in water and wastewater utilities have been the historical lack of incentives offered or standards imposed by regulators to achieve efficiencies and lower costs and the ownership of the U.S. water utility sector, which largely consists of small, undercapitalized, municipally-owned utilities that lack the financial and technical resources to pursue technology opportunities.

•	Highly Fragmented Ownership. The utility segment of the U.S. water industry is highly fragmented, with approximately 53,000 water utilities and approximately 16,000 community wastewater utilities, according to the EPA. The majority of the approximately 53,000 water utilities are small, serving a population of 500 or less, and 83% of the water utilities serve only 9% of the population.

•	Large Public Sector Ownership. Municipally-owned utilities provide water and wastewater services for the vast majority of the U.S. population. For homes connected to a community water system, over 80% are provided service by municipally-owned utilities. For homes connected to a community wastewater system, over 75% are provided service by municipally-owned utilities.

•

Aging Infrastructure in Need of Significant Capital Expenditures. Water infrastructure in the United States is aging and requires significant investment and stringent focus on cost control to upgrade or replace aging facilities and to provide service to growing populations. Throughout the United States, utilities are required to make expenditures on the rehabilitation of existing utilities and on the installation of new infrastructure to accommodate growth and make improvements to water quality and wastewater discharges mandated by stricter water quality standards. Water quality standards, first introduced with the Clean Water Act in 1972 and the Safe Drinking Water Act in 1974, are becoming increasingly stringent and numerous. For water, the American Water Works Association estimates capital investments to restore aging infrastructure and to build additional infrastructure for the growing population may be as much as $1 trillion over the next 25 years. The American Society of Civil Engineers estimates capital investment needs to update and grow the nation’s wastewater and storm water systems may be as much as $298 billion over the next twenty years.

Private Sector Opportunities

Municipal water utilities typically fund their capital expenditure needs through user-based water and wastewater rates, municipal taxes or the issuance of bonds. However, raising large amounts of funds required for capital investment is often challenging for municipal water utilities, which affects their ability to fund capital spending. Many smaller utilities also do not have the in-house technical and engineering resources to manage significant infrastructure or technology-related investments. In order to meet their capital spending challenges and take advantage of technology-related operating efficiencies, many municipalities are examining a combination of outsourcing and partnerships with the private sector or outright privatizations.

•	Outsourcing involves municipally-owned utilities contracting with private sector service providers to provide services, such as meter reading, billing, maintenance or asset management services.

•	Public-private partnerships among government, operating companies and private investors include arrangements, such as design, build, operate contracts; build, own, operate and transfer contracts; and own, leaseback and operate contracts.

•	Privatization involves a transfer of responsibility for, and ownership of, the utility from the municipality to private investors.

We believe investor-owned utilities that have greater access to capital are generally more capable of making mandated and other necessary infrastructure upgrades to both water and wastewater utilities, addressing increasingly stringent environmental and human health standards and navigating a wide variety of regulatory processes. In addition, investor-owned utilities that achieve larger scales are able to spread overhead expenses over a larger customer base, thereby reducing the costs to serve each customer. Since many administrative and support activities can be efficiently centralized to gain economies of scale and sharing of best practices, companies that participate in industry consolidation have the potential to improve operating efficiencies, lower costs, and improve service at the same time.

Our Strategy

We are a water resource management company that provides water, wastewater and recycled water utility services. We have become a leader in Total Water Management practices such as water scarcity management and advanced water recycling applications. Our long-term goal is to become one of the largest investor-owned operator of integrated water and wastewater utilities in areas of the arid western U.S. where water scarcity management is necessary for long-term economic sustainability and growth.

Our growth strategy involves the elements listed below:

•	acquiring or forming utilities in the path of prospective population growth;

•	expanding our service areas geographically and organically growing our customer base within those areas; and

•	deploying our Total Water Management approach into these utilities and service areas.

We believe this plan can be executed in our current service areas and in other geographic areas where water scarcity management is necessary to support long-term growth and in which regulatory authorities recognize the need for water conservation through water recycling.

Total Water Management is a demand-side-management framework (in that it is a solution intended to drive down demand for renewable supplies versus develop new renewable water supplies) that alleviates the pressures of water scarcity in communities where growth is reasonably expected to outpace potable water supply. Built on an all-encompassing view of the water cycle, Total Water Management promotes sustainable community development through reduced potable water consumption while monetizing the value of water through each stage of delivery, collection and reuse.

Our business model applies Total Water Management in high growth communities. Components of our Total Water Management approach include:

•	Regional planning to reduce overall design and implementation costs, leveraging the benefits of replicable designs, gaining the benefits of economies of scale and enhancing the Company’s position as a primary water and wastewater service provider in the region.

-	For example, the Company has secured three separate area-wide Clean Water Act Section 208 Regional Water Quality Management Plans in its major planning areas, covering more than 500 square miles of land. To obtain these plans, a provider must develop, amongst other things, a regional wastewater solution, including plans for engineering, infrastructure location and size, and goals for the management of treated reclaimed water, which the Company successfully demonstrated in obtaining its plans.

•	Stretching a limited resource by maximizing the use of recycled water, using renewable surface water where available and recharging aquifers with any available excess water.

-	For example, the Company’s water recycling model has been fully implemented in the City of Maricopa. The Company is the water, wastewater and recycled water provider for the City of Maricopa, which currently has a population of approximately 45,000. A community of this size produces approximately an annual average of 2.4 million gallons of wastewater per day. Because the Company requires developers to take back and utilize recycled water within their communities and invest in “purple pipe” recycled water infrastructure during the initial development of subdivisions, the Company is now able to distribute almost all of the 2.4 million gallons back to the community for beneficial purposes. Approximately 60% of the recycled water goes towards common area non-potable irrigation, and the remaining 40% is either discharged for agricultural purposes at a local farming facility or into an existing dry river bed, which allows for the recycled water to naturally recharge into the aquifer. This reduces the total amount of limited ground or surface water that would otherwise be required within the community by over 25%. To date, the Company has reused 5.4 billion gallons of recycled water in the City of Maricopa.

•	Integrating and standardizing water, wastewater and recycled water infrastructure delivery systems using a separate distribution system of purple pipes to conserve water resources, reduce energy, treatment and consumable costs (e.g., chemicals, filter media, other general materials and supplies), provide operational efficiencies and align the otherwise disparate objectives of water sales and conservation.

-	In addition to the previous example, which related to the requirements for recycled water usage, the separate distribution system of purple pipes, and water conservation achievements, the Company believes that its model results in additional benefits from an economic perspective due to lower use of power and consumables. For every gallon of recycled water that is directly reused while already on land surface, the need to pump additional scarce groundwater and surface water is eliminated. Such additional groundwater and surface water would otherwise need to be treated and distributed in accordance with the Safe Drinking Water Act, which is costly and requires a lot of energy.

•	Gaining market and regulatory acceptance of broad utilization of recycled water through agreements with developers, strategic relationships with governments, academic research and publication as industry experts, coupled with public education and community outreach campaigns.

-	For example, the Company has public-private partnerships formally adopted through memorandums of understanding with the City of Maricopa, the City of Casa Grande, and the City of Eloy. Each memorandum of understanding reflects the Company’s intent to deploy Total Water Management. The Company also has 154 infrastructure coordination and financing agreements with landowners or developer entities that include requirements for usage of recycled water and other attributes that support the Company’s Total Water Management model. As discussed above, the Company’s integrated provider model, which is focused on the maximum use of recycled water, underpins its Clean Water Act Section 208 Regional Water Quality Management Plans and Designations of Assured Water Supply. In addition, the Company has won numerous awards for education, outreach and conservation in the water industry. Further, the Company’s experts have published academic papers regarding Total Water Management, as well as providing insight to industry publications.

•	Incorporating automated processes, such as supervisory control and data acquisition, automated meter reading, and back-office technologies and “green” billing, which reduce operating costs and manpower requirements, improve system availability and reliability, and improve customer interface.

-	Supervisory Control and Data Acquisition. The Company employs supervisory control and data acquisition in all of its utility systems, which provides continuous monitoring, instantaneous alarming, and historical trending on all key operating assets, including instrumentation and dynamic components (e.g., pumps, motor controlled valves, treatment systems, etc.). This data is presented back to the appropriate operations personnel through a standard industry software known as Wonderware. The benefits of this system include the significantly enhanced ability to: achieve compliance and safety mandates; reduce service outages; troubleshoot systems; provide for remote operations; and allow for proactive maintenance and lower costs related to efficient real-time operations.

-	Automated Meter Reading. The Company implements automated meter reading by utilizing the FATHOM™ platform’s Automated Reading Infrastructure technology, with over 99% of all meters being read by such technology. See “—Our Competitive Strengths—Leader in Utilization of Technology and Innovation” below for additional information about the Automated Reading Infrastructure technology.

-	Back-Office Technologies and “Green” Billing. The Company employs a series of technologies that allow for the complete automation of the billing and remittance process. The Company also provides its customers with over seven ways to pay, with the majority of options being integrated with the Company’s back-office technologies. In combination with automated meter reading, this suite of technology has minimized the use of human labor and reduced the potential for human error for the entire billing and remittance process, while providing better customer service.

We believe our Total Water Management-based business model provides us with a significant competitive advantage in high growth, water scarce regions. Based on our experience and discussions with developers, we believe developers prefer our approach because it provides a bundled solution to infrastructure provision and improves housing density in areas of scarce water resources. Developers are also focusing on increased consumer and regulatory demands for environmentally friendly or “green” housing alternatives. Communities prefer the approach because it provides a partnering platform which promotes economic development, reduces their traditional dependence on bond financing and ensures long term water sustainability.

Our competitive advantage facilitates the execution of our growth strategy. Our proven conservation methods lead to successful permitting for more connections in expanded and new service areas.

Our Competitive Strengths

We have a number of competitive strengths that we believe will contribute to long-term value creation for our stockholders.

Our Utilities Are Located in Areas of Strong Population Growth Where We Have Contracted Service Areas

We have three regional planning areas located in the metropolitan Phoenix area with area-wide permits and contractual service rights relating to over 500 square miles of territory. Our Maricopa-Casa Grande regional planning area and Eloy regional planning area are located in Pinal County, Arizona. Pinal County is rapidly changing from primarily rural to an area of suburbanization. According to a U.S. Census estimate, Pinal County grew by 124% from a population of 179,727 in 2000 to 401,918 in 2014, and by 7% between years 2010 and 2014, ranking it as a third fastest growing county in Arizona based on percentage population growth for this period.

Our West Valley regional planning area is located in Maricopa County. Maricopa County gained 797,927 residents between 2000 and 2011, and 270,074 residents between years 2010 and 2014. Maricopa County is one of the fastest growing counties in Arizona and Maricopa County is now the fourth largest county in the U.S. with approximately 4.0 million residents.

Modern Infrastructure Provides Foundation for Future Growth With Low Future Capital Expenditures

We believe that as demand for new homes continues to recover in the regions we serve, there will be opportunities for growth, particularly in the Maricopa-Casa Grande region, where our local utilities have considerable infrastructure already in place. As a result of our investment in modern infrastructure, we expect our regulated utilities business in our current service areas to have relatively low capital expenditures for the foreseeable future because greater than 90% of our infrastructure was built in the last twelve years compared to most U.S. drinking water infrastructure, which were built 50 or more years ago.

Leader in Utilization of Technology and Innovation

We use technology to reduce costs, increase revenues and save water. We focus on technological innovations that allow us to deliver high-quality water and customer service with lower potential for human error, delays and inefficiencies. Our comprehensive technology platform includes FATHOM™, which includes customer information systems, automated meter reading and geographical information system technologies, and supervisory control and data acquisition systems, which we use to map and monitor our physical assets and water resources on an automated, real-time basis with fewer employees than the standard water utility model requires. Our innovative approaches to utility planning, water conservation and technology utilization have led to our development of strong relationships with key regulatory bodies.

The FATHOM™ customer information system uses automated voice, internet billing, payment processing and customer service applications to reduce operating expenses. The primary elements of the FATHOM™ platform are automated meter reading, customer service (with related back-office services and technology), and asset management.

•	Automated Meter Reading. The Company implements automated meter reading by utilizing the FATHOM™ platform’s Automated Reading Infrastructure technology, with over 99% of all meters being read by such technology. This technology reads each meter numerous times per day (often hourly) and continuously transmits the meter readings back to a centralized data base through a communications tower and radio transmission units. The data is then presented to the utility, and sometimes to customers, through a simple user interface. Reading meters at this frequency provides many benefits to both the utility and the customer. With this data, utilities can better model demand usage, identify system water loss, identify leaks on the customer side of the meter, monitor for abnormal usage, and present interval, daily, weekly or monthly usage back to the customers.

•	Customer Service. In addition to the back-office technologies and “green” billing services discussed previously, the FATHOM™ platform provides all remote customer service support. This includes a call center, the customer account website, and service order administration. At the center of these services is a technology known as Customer Information Systems, which the Company accesses through a cloud-based internet portal.

•	Asset Management. Through the FATHOM™ platform, all of the Company’s utility asset information is stored within two primary software applications, Esri Geographical Information Systems software and Cityworks Server, which the Company accesses through a cloud-based internet portal. These applications allow for the spatial and graphical representation of utility assets in an accessible and usable format, and have numerous functions and benefits that allow for the creation and implementation of an asset management and maintenance program. The functionality includes the ability to identify location, age, material, engineering and permitting documentation associated with each asset, the ability to create and associate work orders and service orders to individual assets, and the ability to track time, labor and resources to each work order.

We deploy our Total Water Management model through, amongst other ways, the use of our sector-leading technology. Total Water Management enables sustainable community development through reduced potable water consumption and management believes that if maximized, Total Water Management could result in a 40% to 60% reduction in potable water consumption per customer in areas where recycled water is made available to residential homes and commercial and industrial facilities for interior use. Since September 2004, we estimate that we have saved over 5 billion gallons of potable water by providing recycled water in place of groundwater for uses where potable water is not required.

Unique and Proven Advanced Technology Platform

We believe that we are one of the only water utilities that has developed its own integrated suite of advanced services, which we branded as FATHOM™. Initially developed to support and optimize our utility operations, implementation of the FATHOM™ system has consistently demonstrated cost savings for third party utilities and provides opportunities for increased utility revenues. We sold the FATHOM™ business in June 2013 (retaining a minority ownership position, which is currently approximately 8%), although we continue to use and benefit from the internally developed FATHOM™ service suite. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events—Sale of FATHOM™ Business.”

Proven Ability to Acquire and Consolidate

We have acquired or formed 16 regulated water and wastewater utilities (four of which have subsequently been divested and three of which have been merged), five of which are operating with active customer service connections. We have successfully consolidated the operations, management, infrastructure, technology and employees of these utilities. Not all utilities acquired by us can accommodate the Total Water Management model, as it is necessary that we own both the water and the wastewater infrastructure in the area. In those cases, we seek to improve operational and administrative efficiencies of the utility using our technology platform and through economies of scale. We believe that our success to date engenders positive relationships and credibility with regulators, municipalities, developers and customers in both existing and prospective service areas.

Our Regulated Utilities

We own and operate regulated water, wastewater and recycled water utilities in communities principally located in metropolitan Phoenix. As of December 31, 2015, our utilities collectively had 37,784 active service connections offering predictable rate-regulated cash flows. Revenues from our regulated utilities accounted for approximately 99% of total revenues in 2014. Our utilities currently possess the high-level regional permits that allow us to implement our business model; thus, we are well-positioned for organic growth in our current service areas that are generally located in Arizona’s strong population growth corridors: Maricopa/Casa Grande, West Valley and Eloy Regions.

A key component of our water utility business is the use of recycled water. Recycled water is highly treated and purified wastewater that is distributed through a separate distribution system of purple pipes for a variety of beneficial, non-potable uses. Recycled water can be delivered for all common area irrigation needs, as well as delivered direct to homes where it can be used for outdoor residential irrigation. Total Water Management model, an integrated approach to the use of potable and non-potable water to manage the entire water cycle, both conserves water and maximizes its total economic value. The application of the Total Water Management model has proven to be effective as a means of water scarcity management that promotes sustainable communities and helps achieve greater dwelling unit density in areas where the availability of sustainable water can be a key constraint on development. Our implementation of the Total Water Management philosophy in Arizona has led to the development of strong relationships with key regulatory bodies.

A summary description of our water utilities at December 31, 2015 is set forth in the following table and described in more detail below:

Company	Date of Acquisition (A) or Formation (F)		Service Provided	Square Miles of Service Area(1)	Active Service Connections	Average Monthly Rate Per Service Connection
MARICOPA / CASA GRANDE REGION
Global Water-Santa Cruz Water Company	2004	(A)	Water	73	18,034	$54.87
Global Water-Palo Verde Utilities Company	2004	(A)	Wastewater and Recycled Water	102	17,820	$71.02

WEST VALLEY REGION
Water Utility of Greater Tonopah	2006	(A)	Water	105	338	$89.80
Willow Valley Water Company(2)	2006	(A)	Water	4	1,512	$43.08
Water Utility of Northern Scottsdale	2006	(A)	Water	1	80	$166.24
Balterra Sewer Corp	2008	(A)	Wastewater and Recycled Water	2	—	—
Hassayampa Utility Company	2005	(F)	Wastewater and Recycled Water	41	—	—

ELOY REGION
Picacho Cove Water Company	2006	(F)	Water	2	—	—
Picacho Cove Utilities Company	2006	(F)	Wastewater and Recycled Water	2	—	—
Total				332	37,784

(1)	Certified areas may overlap in whole or in part for separate utilities.
(2)	On March 23, 2015, we reached an agreement to sell the operations and assets of Willow Valley to EPCOR.

Maricopa/Casa Grande Region

The City of Maricopa is located approximately 12 miles south of Phoenix. The relative proximity to a significant urban center, coupled with relatively abundant and inexpensive land, were the key drivers of the real estate boom experienced by this community. In 2005, the City of Maricopa was one of the fastest growing cities in the nation. While growth has slowed nationally since 2007, the City of Maricopa continues to grow, as demonstrated by our addition of 5,237 active service connections (representing approximately 2,000 homes) from December 2009 to December 2015. Development in the area is considered to be affordable and represents one of the few areas within the United States where a new home can be purchased from the mid $100,000s.

We operate in this region through Santa Cruz and Palo Verde.

We acquired Santa Cruz and Palo Verde in 2004. Santa Cruz serves 18,034 active service connections as of December 31, 2015 and revenues from Santa Cruz represented approximately 34.4% and 36.8% of our total revenue for the years ended December 31, 2014 and 2015, respectively. Palo Verde serves 17,820 active service connections as of December 31, 2015 and revenues from Palo Verde represented approximately 43.3% and 47.0% of our total revenue for the years ended December 31, 2014 and 2015, respectively.

The Santa Cruz and Palo Verde service areas include approximately 175 square miles, which we believe provide further opportunities for growth once development returns to these areas and water and wastewater utility services are required. Most of the Santa Cruz and Palo Verde infrastructure is less than ten years old, and all of it is less than fifteen years old. Santa Cruz and Palo Verde provide water and wastewater services, respectively, under an innovative public- private partnership memorandum of understanding with the City of Maricopa in Pinal County for approximately 278 square miles of its planning area. We signed a similar memorandum of understanding with the City of Casa Grande to partner in providing water, wastewater, and recycled water services to an approximate 100 square miles of its western region for anticipated growth.

Rate proceedings were completed in 2010 for both Santa Cruz and Palo Verde. In July 2012, these two utilities filed applications with the Arizona Corporation Commission for increased rates using 2011 as the test year on which the Arizona Corporation Commission will use to evaluate the utilities’ rates. The rate proceedings were completed in February 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Rate Case Activity” for additional information.

We acquired CP Water Company (“CP Water”) in 2006. CP Water provided water service within parts of Pinal County. CP Water received a Certificate of Convenience and Necessity for approximately two square miles of service area in 1984 and currently has 13 active service connections. We acquired this small utility as part of our consolidation strategy to enable the deployment of new integrated infrastructure as development occurs in the corridor between the cities of Maricopa and Casa Grande. CP Water’s service area, customers and assets have been transferred to Santa Cruz.

West Valley Region

We operate in this region through Greater Tonopah, Willow Valley, Water Utility of Northern Scottsdale, Inc. (“Northern Scottsdale”), Balterra Sewer Corp (“Balterra”) and Hassayampa Utility Company Inc. (“Hassayampa”), and formerly through Valencia Water Company and Greater Buckeye.

We acquired Greater Tonopah in 2006. Greater Tonopah serves 338 active service connections as of December 31, 2015. Greater Tonopah has a Certificate of Convenience and Necessity for 105 square miles of service area and provides water services to Maricopa County west of the Hassayampa River. The acquisition of Greater Tonopah allowed us to enter into agreements with developers to serve a total of roughly 100,000 home sites plus commercial, schools, parks and industrial developments.

We acquired Willow Valley in 2006. Willow Valley serves 1,512 active service connections as December 31, 2015. Willow Valley has a Certificate of Convenience and Necessity for four square miles of service area and provides water services to customers living 10 miles south of Bullhead City in Mohave County along the Colorado River near the California and Nevada borders. On March 23, 2015, we reached an agreement to sell the operations and assets of Willow Valley to EPCOR. See “Management’s Discussion and Analysis of

Financial Condition and Results of Operations—Recent Corporate Transactions—Pending Sale of Willow Valley” for additional information.

We acquired Northern Scottsdale in 2006. Northern Scottsdale serves 80 active service connections as of December 31, 2015. Northern Scottsdale has a Certificate of Convenience and Necessity for one square mile and provides water services to two small subdivisions in Northern Scottsdale.

Rate proceedings were completed in 2010 for each of Valencia Water Company, Greater Buckeye, Greater Tonopah and Willow Valley utilities. Northern Scottsdale completed a rate proceeding in 2008. In July 2012, these five utilities filed applications with the Arizona Corporation Commission for increased rates using 2011 as the test year on which the Arizona Corporation Commission evaluates the utilities’ rates. The rate proceedings were completed in February 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Rate Case Activity” for additional information.

We acquired Balterra in 2006. Balterra is a wastewater utility and has a Certificate of Convenience and Necessity for two square miles in an area in western Maricopa County known as Tonopah. Balterra currently has no active service connections; however, its service area lies directly in the expected path of future growth in the far west valley of metropolitan Phoenix, which should provide opportunities for growth once development commences in this area.

We formed Hassayampa in 2005. Hassayampa is a wastewater utility and has a Certificate of Convenience and Necessity for 41 square miles in an area that is contiguous to Balterra. Hassayampa currently has no active service connections; however, like Balterra, its service area lies directly in the path of future growth in the far west valley of metropolitan Phoenix, which will provide opportunities for growth once development commences in this area.

In October 2012, we and our subsidiary, 303 Utilities Company, and the City of Glendale entered into an agreement for future wastewater and recycled water services, advancing our public-private-partnership originally approved by the city council in March 2010. The agreement named 303 Utilities Company as the future wastewater and recycled water provider for a 7,000-acre territory within a portion of Glendale’s western planning area known as the Loop 303 Corridor. The 303 Utilities Company also signed certain wastewater facilities main extension agreements with numerous developers/landowners in the service area to fund the initial design and construction of a wastewater and recycled water utility. In addition, we signed separate offsite water management agreements with these same developers/landowners to provide the coordination, permitting, and engineering work for the related water utility service element of the project. In September 2013, we entered into an agreement to sell the Loop 303 Contracts to a third-party. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events—Sale of Loop 303 Contracts” for additional information.

We formerly operated additional utilities in the West Valley Region through Valencia Water Company and Greater Buckeye. Valencia Water Company was consolidated with Greater Buckeye in 2008, and on July 14, 2015, we closed the stipulated condemnation to transfer the operations and assets of Valencia Water Company with the City of Buckeye. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events—Stipulated Condemnation of the Operations and Assets of Valencia Water Company” for additional information.

Eloy Region

The City of Eloy, Arizona is located in Arizona’s “sun corridor” and is approximately equidistant between Phoenix and Tucson. The City of Eloy represents an area of 100 square miles and has a population of approximately 17,000.

We operate in this region through Global Water-Picacho Cove Water Company and Global Water-Picacho Cove Utilities Company (collectively, “Picacho Cove”). We formed Picacho Cove in 2006 to provide water and wastewater services in the City of Eloy and currently have a Certificate of Convenience and Necessity for four square miles. The utilities currently have no active service connections and no facilities.

Our Unregulated Division

Initially developed to support and optimize our own utilities, we commercialized the FATHOM™ business in 2009 and marketed FATHOM™ as an integrated suite of technology-enabled services to municipally-owned utilities. The services offered by FATHOM™ provide automation, cost savings and opportunities for operational efficiencies. FATHOM™ contracts typically contained non-recurring implementation fees and ongoing fees following implementation.

On June 5, 2013, we sold the FATHOM™ business to an investor group led by a private equity firm which specializes in the water industry. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Events—Sale of FATHOM™ Business.” FATHOM™ historically served as the back-office of our unregulated division. However, following the sale of the FATHOM™ business, we report only a single division (i.e., the regulated utilities division).

Operations

We treat water to potable standards and also treat, clean and recycle wastewater for a variety of non-potable uses. A description of these operations follows.

Sources of Water Supply

Our water supplies are primarily derived from groundwater; however, we currently augment these supplies with recycled water and intend to augment them with surface water and increased use of recycled water in the future.

•	Potable Water. Our utilities presently employ groundwater systems for potable water production. Water is brought to the surface from underground aquifers (water levels vary from 50 to 650 feet below land surface depending on the area), disinfected and stored in tanks for distribution to customers. In some instances, individual raw water supplies do not meet the legislative requirements for certain constituents. In those cases, we use well-head, centralized, point-of-use or blending treatment systems to ensure water quality meets potable standards.

•	Recycled Water. Recycled water is created by taking wastewater and applying advanced tertiary treatment (i.e., screening, biological reduction, and filtration and disinfection processes) to create a high quality, non-potable water source. Each step is monitored and controlled in order that the stringent requirements for recycled water are continuously met. Recycled water generated by us meets Arizona’s Aquifer Water Quality Standards before it leaves the treatment facility and is recognized as Class A+, the highest quality of recycled water regulated by the Arizona Department of Environmental Quality. Recycled water can be used for irrigation, facilities cooling, and industrial applications and in a residential setting for toilet flushing and lawn watering.

Technology

We use sophisticated technology as a principal means of improving our margins. We focus on technological innovations that allow us to deliver high-quality water and customer service with minimal potential for human error, delays and inefficiencies. Our comprehensive technology platform includes supervisory control and data acquisition, automated meter reading and geographical information system technologies, which we use to map and monitor our physical assets and water resources on an automated, real-time basis with fewer people than the standard water utility model requires. Our systems allow us to detect and resolve potential problems promptly, accurately and efficiently before they become more serious, which both improves customer service and optimizes and extends the efficient performance and life of our assets. Our automated meter reading technology, which allows us to read water meters remotely rather than physically, improves water resources accounting, allows for identification of high water usage and identifies water theft from disconnected meters. We also use automated voice, internet billing, payment processing and customer service applications that contribute to additional reduced headcount and a reduction in associated personnel costs.

Decentralized Treatment Facilities

We design and build standard, decentralized facilities that are scaled to the service areas they serve in order to achieve optimum efficiency in providing both water and wastewater services. The replication of our standard facility also improves design, construction and operating efficiency because we are able to employ similar, proven processes and equipment and technologies at each of our facilities. As a result, our operating efficiency is improved significantly by reducing equipment costs and employee training costs, and our exposure to operational performance risks often associated with larger, custom-built plants is reduced.

Although there has not traditionally been a significant economic incentive or other reward for automation and resource efficiency in our industry, we believe our use of automation in lieu of labor, together with our emphasis on streamlined operations and conservation, will position us well for continued profitable growth and allow us to take advantage of future incentives or rewards that may be available to water utilities that are able to successfully enhance the use of renewable resources.

Regulation

Our water and wastewater utility operations are subject to extensive regulation by U.S. federal, state and local regulatory agencies that enforce environmental, health and safety requirements, which affect all of our regulated subsidiaries. These requirements include the Safe Drinking Water Act, the Clean Water Act and the regulations issued under these laws by the EPA. We are also subject to state environmental laws and regulations, such as Arizona’s Aquifer Protection Program and other environmental laws and regulations enforced by the Arizona Department of Environmental Quality, and extensive regulation by the Arizona Corporation Commission, which regulates public utilities. These regulatory agencies also have broad administrative power and authority to set rates and charges, determine franchise areas and conditions of service and authorize the issuance of securities as well as authority to establish uniform systems of accounts and approve the terms of contracts with both affiliates and customers.

We are also subject to various federal, state and local laws and regulations governing the storage of hazardous materials, the management and disposal of hazardous and solid wastes, discharges to air and water, the cleanup of contaminated sites, dam safety, fire protection services in the areas we serve and other matters relating to the protection of the environment, health and safety.

We maintain a comprehensive environmental program which addresses, among other things, responsible business practices and compliance with environmental laws and regulations, including the use and conservation of natural resources. Water samples across our water system are analyzed on a regular basis in material compliance with regulatory requirements. We conducted more than 7,400 water quality tests in 2015 at subcontracted laboratory facilities in addition to providing continuous online instrumentations for monitoring parameters such as turbidity and disinfectant residuals and allowing for adjustments to chemical treatment based on changes in incoming water quality. For 2015, we achieved a greater than 99.9% compliance rate for meeting state and federal drinking water standards and 98.9% for compliance with wastewater requirements, for an overall compliance rating of 99.4%. Compliance with governmental regulations is of utmost importance to us, and considerable time and resources are spent ensuring compliance with all applicable federal, state and local laws and regulations.

In addition to regulation by governmental entities, our operations may also be affected by civic or consumer advocacy groups. These organizations provide a voice for customers at local and national levels to communicate their service priorities and concerns. Although these organizations may lack regulatory or enforcement authority, they may be influential in achieving service quality and rate improvements for customers.

Safe Drinking Water Act

The federal Safe Drinking Water Act and regulations promulgated thereunder establish minimum national quality standards for drinking water. The EPA has issued rules governing the levels of numerous naturally occurring and man-made chemical and microbial contaminants and radionuclides allowable in drinking water and continues to propose new rules. These rules also prescribe testing requirements for detecting contaminants, the treatment systems that may be used for removing contaminants and other requirements. Federal and state water quality requirements have become increasingly more stringent, including increased water testing requirements, to reflect public health concerns. In Arizona, the requirements of the Safe Drinking Water Act are incorporated by reference into the Arizona Administrative Code.

In order to remove or inactivate microbial organisms, the EPA has promulgated various rules to improve the disinfection and filtration of drinking water and to reduce consumers’ exposure to disinfectants and by-products of the disinfection process.

Significant attention has recently been focused on contaminants of emerging concern (chemicals and other substances that have no regulatory standard, have been recently “discovered” in natural streams (often because of improved analytical chemistry detection levels), and potentially cause deleterious effects in aquatic life at environmentally relevant concentrations), including endocrine disrupting compounds and pharmaceuticals and personal care products, in drinking water supplies, municipal wastewater effluents and recycled water. Endocrine disrupting compounds are substances that are not produced in the body but act by mimicking or antagonizing natural hormones, and there is research associating exposure with endocrine disrupting compounds to various reproductive problems in both women and men as well as for increases in the frequency of certain types of cancer. Pharmaceuticals and personal care products, such as fragrances, cosmetics, prescription and over-the-counter therapeutic drugs, veterinary drugs, and sunscreen products, enter the environment through excretion, bathing, and disposal of unwanted medications to sewers and trash. We believe contaminants of emerging concern may form the basis for additional regulatory initiatives and requirements in the future.

Although it is difficult to project the ultimate costs of complying with the above or other pending or future requirements, we do not expect current requirements under the Safe Drinking Water Act to have a material impact on our operations or financial condition, although it is possible new methods of treating drinking water may be required if additional regulations become effective in the future. In addition, capital expenditures and operating costs to comply with environmental mandates traditionally have been recognized by state public utility commissions as appropriate for inclusion in establishing rates.

Clean Water Act

The federal Clean Water Act regulates discharges of liquid effluents from drinking water and wastewater treatment facilities into waters of the United States, including lakes, rivers, streams and subsurface or sanitary sewers. In Arizona, with the exception of Clean Water Act Section 208 Regional Water Quality Management Plans, capacity management and operations and maintenance requirements, and source control requirements, wastewater operations are primarily regulated under the Aquifer Protection Permit program and the Arizona Pollutant Discharge Elimination System program (see below).

The EPA certifies Clean Water Act Section 208 Regional Water Quality Management Plans and Amendments which govern the location of water reclamation facilities and wastewater treatment plants. The EPA’s 40 C.F.R. Pt. 503 bio-solids requirements are reported to the EPA through the Arizona Department of Environmental Quality. While we are not presently regulated to meet source control requirements, we maintain source control through various Codes of Practice that have been accepted by the Arizona Corporation Commission as enforceable limits on consumer discharges to sanitary sewer systems. We believe we maintain the necessary permits and approvals for the discharges from our water and wastewater facilities.

Arizona Regulatory Agencies

In Arizona, the Arizona Corporation Commission is the regulatory authority with jurisdiction over water and wastewater utilities. The Arizona Corporation Commission has exclusive authority to approve rates, mandate accounting treatments, authorize long-term financing programs, evaluate significant capital expenditures and plant additions, examine and regulate transactions between a regulated subsidiary and its affiliated entities and approve or disapprove reorganizations, mergers and acquisitions prior to their completion. Additionally, the Arizona Corporation Commission has statutory authority to oversee service quality and consumer complaints, and approve or disapprove expansion of service areas. The Arizona Corporation Commission is comprised of five elected members, each serving four year terms. Companies that wish to provide water or wastewater service are granted a Certificate of Convenience and Necessity, which allows them to serve customers within a geographic area specified by a legal description of the property. In considering an application for a Certificate of Convenience and Necessity, the Arizona Corporation Commission will determine if the applicant is fit and proper to provide service within a specified area, whether the applicant has sufficient technical, managerial and financial capabilities to provide the service and if that service is necessary and in the public interest. Once a Certificate of Convenience and Necessity is granted, the utility falls under the Arizona Corporation Commission’s jurisdiction and must abide by the rules and laws by which a public service corporation operates.

In February 2014, the Arizona Corporation Commission issued Rate Decision No. 74364 for our rate cases filed in July 2012 for the following utilities: Santa Cruz, Palo Verde, Valencia Water Company, Greater Buckeye, Greater Tonopah, Northern Scottsdale and Willow Valley. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Rate Case Activity” for additional information.

Arizona water and wastewater utilities must also comply with state environmental regulation regarding drinking water and wastewater, including environmental regulations set by Councils of Government (such as the Central Arizona Association of Governments and the Maricopa Association of Governments), the Arizona Department of Environmental Quality and the Arizona Department of Water Resources. The Central Arizona Association of Governments is the designated management authority for Section 208 of the Clean Water Act for Pinal and Gila Counties and administers the requirements of the Regional Water Quality Management Plans and Amendments at the local level. The Maricopa Association of Governments is the designated management authority for Section 208 of the Clean Water Act for Maricopa County and administers the requirements of the Regional Water Quality Management Plans and Amendments at the local level. The Maricopa County Environmental Services Department has delegated authority for overseeing Arizona Department of Environmental Quality requirements in Maricopa County. The Arizona Department of Environmental Quality regulates water quality and permits water reclamation facilities, discharges of recycled water, re-use of recycled water and recharge of recycled water. The Arizona Department of Environmental Quality also regulates the clean closure requirements of facilities. In Arizona, the Arizona Department of Environmental Quality has received delegated authority from the EPA for the administration of the Clean Water Act’s National Pollution Discharge Elimination System program. Permits issued by the Arizona Department of Environmental Quality for discharges to waters of the U.S. in Arizona are termed “Arizona Pollutant Discharge Elimination System,” or “AzPDES,” permits. The Arizona Department of Environmental Quality also administers the drinking water quality requirements set by the federal Safe Drinking Water Act within Arizona. Finally, the Arizona Department of Water Resources regulates surface water extraction, groundwater withdrawal, designations and certificates of assured water supply, extinguishment of irrigation grandfathered water rights, groundwater savings facilities, recharge facilities, recharge permits, recovery well permits, storage accounts and well construction, abandonment or replacement. We must file periodic reports with the Arizona Corporation Commission, Arizona Department of Environmental Quality and Arizona Department of Water Resources.

Within each regulatory organization, we have invested in developing cooperative relationships at all levels, from staff to executives to elected and appointed officials. These relationships, coupled with our proactive attitude toward regulatory compliance, have resulted in a number of significantly positive regulatory determinations.

Assured and Adequate Water Supply Regulations

We intend to seek access to renewable water supplies as we grow our water resource portfolio. However, we currently rely almost exclusively (and are likely to continue to rely) on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. Aside from some rights to water through the Central Arizona Project, groundwater (and recycled water derived from groundwater) is the only water supply available to us.

Although we intend to rely on recycled water to help meet water demands in areas, the infrastructure, permits, and customer base necessary to generate and deliver recycled water are not necessarily in place in most of our service areas. In addition, although recycling can extend a limited supply, it does not actually generate a new supply of water. As such, although our proposed generation and delivery of recycled water is likely to help substantially reduce the amount of groundwater that will be required to serve future customers, our ability to serve new customers will remain dependent on its ability to access groundwater. Groundwater is a limited resource in Arizona, and access to new uses of groundwater is closely regulated in the areas served by us. See “Risk Factors—Inadequate water and wastewater supplies could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenues.”

Nearly all of our service areas are located in “Active Management Areas,” areas within which the use of groundwater is regulated by the Arizona Department of Water Resources in order to manage ongoing problems with groundwater overdraft. The Phoenix, Prescott and Tucson Active Management Areas are legally mandated to achieve “safe yield” by 2025 or sooner. However, we do not expect any of these Active Management Areas to achieve their safe yield goals. Safe yield requires groundwater pumping to not draw down the groundwater aquifers, or “over-draft,” as all pumping is offset or replaced within the Active Management Area from a renewable supply. The Pinal Active Management Area, which encompasses our major service areas near Maricopa, is managed to allow development of non-irrigation uses and to preserve existing agricultural economies in the Active Management Area for as long as feasible, consistent with the necessity to preserve future water supplies for non-irrigation uses.

Under Arizona’s assured water supply laws and regulations, a new subdivision inside an Active Management Area must demonstrate that it has an “assured water supply” to the satisfaction of the Arizona Department of Water Resources before the developer is permitted to sell lots. Demonstration of an assured water supply requires, among other things, that an applicant demonstrate that water supplies will be physically, continuously, and legally available to satisfy the water needs of the proposed use for at least 100 years. A developer may make an independent showing of an assured water supply (resulting in a Certificate of Assured Water Supply for a subdivision) or may obtain a written commitment for service from a designated water supplier, such as a privately owned water company or a municipal water supplier. Under the latter approach, the water supplier must demonstrate satisfaction of assured water supply requirements for the developments within its service areas (resulting in a Designation of Assured Water Supply for the provider). At present, we have obtained a Designation of Assured Water Supply in the Maricopa/Casa Grande service territory (Santa Cruz) for approximately 22,900 acre-feet of groundwater use. A Designation of Assured Water Supply is subject to periodic review and renewal by the Arizona Department of Water Resources, and can be increased as demand grows within the service territory, subject to the physical availability of water. A recent physical availability determination for Santa Cruz suggests that, over time, its Designation of Assured Water Supply could potentially be increased to approximately 45,000 acre-feet once sufficient increased demand is established in the area, assuming that water is still physically available by that time (i.e., the groundwater has not been committed to users in surrounding areas). Under our high efficiency Total Water Management model, which is intended to achieve much lower per-unit potable water use rates than would be expected for average developments, 45,000 acre-feet could be sufficient water supply for approximately 180,000 homes per year.

In our West Valley service territory (Greater Tonopah), we expect to receive a Designation of Assured Water Supply when development commences in that area for 10,428 acre-feet with the ability to access the reserved physical availability of an additional 38,100 acre-feet as population grows. Assuming implementation of our high-efficiency Total Water Management model throughout the service area, this could be a sufficient water supply for approximately 250,000 homes.

In our other service areas, we rely upon a Certificate of Assured Water Supply obtained by developers to demonstrate an assured water supply.

Outside of Arizona’s Active Management Areas, the “adequate water supply” program requires a determination of whether there is an adequate water supply—similar to an assured water supply—but it does not necessarily foreclose development when the showing cannot be made. Unless the county government has voted to make the requirement mandatory, a development (outside of Active Management Areas) that cannot demonstrate access to an adequate water supply is generally required only to disclose this fact, although as a practical matter few developments have proceeded on this basis. In addition, whether a water provider to such a development has access to an adequate water supply is nevertheless relevant to its business.

Other Environmental, Health and Safety (including Water Quality) Matters

Our operations also involve the use, storage and disposal of hazardous substances and wastes. For example, our water and wastewater treatment facilities store and use chlorine and other chemicals and generate wastes that require proper handling and disposal under applicable environmental regulations. We could also incur remedial costs in connection with any environmental contamination relating to our operations or facilities, releases or our off-site disposal of wastes. Although we are not aware of any material cleanup or decontamination obligations, the discovery of contamination or the imposition of such obligations arising under relevant federal, state and local laws and regulations in the future could result in additional costs. Our facilities and operations also are subject to requirements under the U.S. Occupational Safety and Health Act and similar laws in Arizona.

Our compliance with all of the environmental, health and safety (including water quality) requirements described above may be subject to inspections and enforcement measures by federal, state and local agencies.

Security

Due to security, vandalism, terrorism and other risks, we take precautions to protect our employees and the water delivered to our customers. In 2002, federal legislation was enacted that resulted in new regulations concerning security of water facilities, including submitting vulnerability assessment studies to the federal government. We have complied with EPA regulations concerning vulnerability assessments and have made filings to the EPA as required. Vulnerability assessments are conducted regularly to evaluate the effectiveness of existing security controls and serve as the basis for further capital investment in security for the facility. Information security controls are deployed or integrated to prevent unauthorized access to company information systems, assure the continuity of business processes dependent upon automation, ensure the integrity of our data and support regulatory and legislative compliance requirements. In addition, communication plans have been developed as a component of our procedures. While we do not make public comments on the details of our security programs, we have been in contact with federal, state, and local law enforcement agencies to coordinate and improve the security of our water delivery systems and to safeguard our water supply.

Competition

As an owner and operator of regulated utilities, we do not face competition within our existing service areas because Arizona law provides the holder of a Certificate of Convenience and Necessity for water and wastewater service with an exclusive right to provide that service within the certificated area. In addition, the high cost of constructing water and wastewater systems in an existing market creates a barrier to entry. We do, however, face competition from other water and wastewater utilities for new service areas and with respect to the acquisition of smaller utilities. We believe our principal competitors for new service areas and acquisitions in Arizona are EPCOR, Arizona Water Company and Liberty Water. We believe competition for new service areas and acquisitions is based on relationships with municipalities and developers, experience in making acquisitions, the ability to finance and obtain regulatory approval, quality and breadth of products and services, the ability to integrate both water and wastewater services and emplace conservation practices throughout the service areas, price, speed and ease of implementation.

If we seek to extend our services outside Arizona, we will face competition from other regional or national water utilities for these opportunities.

Although we believe we compete effectively in our regulated businesses, our competitors may have more resources and experience than we have and may therefore have a competitive advantage. See “Risk Factors—We face competition for new service areas and acquisition targets.”

Our Properties

The following table lists the properties that we own or lease.

Nature of Property	Location	Operated By	Owned or Leased
Corporate Offices	Phoenix, Arizona	Global Water Resources, Inc.	Leased
Wastewater Treatment Plant	Maricopa, Arizona	Global Water—Palo Verde Utilities Company	Owned
Global Water Center—Regional Office	Maricopa, Arizona	Global Water—Palo Verde Utilities Company	Owned
Wastewater Utility Plant	8 Lift Stations—Maricopa, Arizona	Global Water—Palo Verde Utilities Company	Owned
Water Utility Plant	15 Well Sites—Maricopa, Arizona	Global Water—Santa Cruz Water Company	Owned
Water Utility Plant	5 Water Distribution Sites—Maricopa, Arizona	Global Water—Santa Cruz Water Company	Owned
Water Utility Plant	9 Sites—Western Maricopa County, Arizona	Water Utility of Greater Tonopah, Inc.	Owned
Water Utility Plant	4 Sites—Northern Maricopa County, Arizona	Water Utility of Northern Scottsdale, Inc.	Owned
Regional Office	Willow Valley, Arizona	Willow Valley Water Co., Inc.	Owned
Water Utility Plant	4 Well and Water Distribution Sites—Willow Valley, Arizona	Willow Valley Water Co., Inc.	Owned

Employees

As of December 31, 2015, we had 49 full-time employees and no part-time employees. Currently, none of our employees participate in collective bargaining agreements, and we consider our employee relations to be good.

Legal Proceedings

In the ordinary course of business, we may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. To our knowledge, we are not involved in any legal proceeding which is expected to have a material effect on us.

MANAGEMENT

Directors and Executive Officers

Below is a list of the names, ages, positions and a brief description of the business experience of the individuals who serve as our executive officers and directors as of December 31, 2015.

Name	Age	Position
Trevor T. Hill	51	Chairman of the Board
Richard M. Alexander	60	Director
Cindy M. Bowers	53	Director
William S. Levine	84	Director
David C. Tedesco	41	Director
L. Rita Theil	51	Director
Ron L. Fleming	36	Director(1) and President and Chief Executive Officer
Michael J. Liebman	39	Chief Financial Officer and Corporate Secretary

(1)	Effective upon completion of this offering, our board of directors expects to increase the size of the board to seven members and appoint Mr. Fleming as a director.

Trevor T. Hill. Mr. Hill is co-founder of the Company and has served as the Chairman of the boards of directors of the Company and GWRC since June 2013. Mr. Hill is also the founder, chairman and CEO of FATHOM. Previously, Mr. Hill was the Chief Executive Officer of the Company and GWRC from 2003 until 2014. Prior to 2003, Mr. Hill co-founded Algonquin Water Resources of America, a division of the Algonquin Power Income Fund, where he served as Director of Operations from 2000 to 2003. In 1994, Mr. Hill co-founded Hill, Murray & Associates, a firm specializing in the construction and operation of water reclamation facilities in British Columbia and the Canadian Arctic. He retired from the Canadian Navy in 1994, after serving as an engineering officer and receiving the Gulf Kuwait Medal for his service in the 1991 Gulf War. Mr. Hill graduated from Royal Roads Military College with a degree in Mechanical Engineering in 1987. He attended the Royal Naval Engineering College in Plymouth, England and completed his post-graduate studies in 1988. We believe Mr. Hill’s role in our founding, extensive industry expertise and leadership experience makes him well-qualified to serve as a member of our board of directors.

Richard M. Alexander. Mr. Alexander has served as a director of the Company and GWRC since December 2010. Mr. Alexander has been involved in the oil and gas industry for over 40 years. Mr. Alexander served as the Interim President and Chief Executive Officer of Parallel Energy Trust from January 2012 to March 2013, and served as the President and Chief Executive Officer of Parallel Energy Trust from March 2013 to March 2016. Mr. Alexander was the President and Chief Operating Officer of AltaGas Ltd. and also held the positions of Executive Vice President, Chief Operating Officer and Chief Financial Officer. From 2003 to 2006, Mr. Alexander served as the Vice President, Finance and Chief Financial Officer of Niko Resources Ltd., and Vice President, Investor Relations and Communications of Husky Energy Inc. from 2001 to 2003. Mr. Alexander is a director of Parallel Energy Trust, Pan Orient Energy, and Oryx Petroleum, as well as some private and not-for-profit entities. Mr. Alexander holds a Chartered Financial Analyst (CFA) and a Certified Management Accountant (CMA) designation. He graduated from Ryerson University with a Bachelor of Business Management. In November 2015, Parallel Energy Trust filed an application for protection under the Companies’ Creditors Arrangement Act with the Alberta Court of Queen’s Bench in Calgary. Parallel Energy Trust’s wholly-owned U.S. based subsidiaries, Parallel Energy LP and Parallel Energy GP LLC, also filed for relief under chapter 11 of title 11 of the United States Code. Subject to judicial approval, the wholly-owned U.S. subsidiaries will sell substantially all of their assets to Scout Energy Group II, LP as part of the bankruptcy process. We believe Mr. Alexander’s extensive financial and executive leadership experience makes him well-qualified to serve as a member of our board of directors.

Cindy M. Bowers. Ms. Bowers has served as a director of the Company since May 2013. Ms. Bowers served as the Executive Vice President and Chief Financial Officer and Corporate Secretary of the Company and

GWRC from December 2010 to May 2014, and then served as the Executive Vice President Investor Relations of the Company until the end of her employment in December 2014. Ms. Bowers served as the Company’s Senior Vice President and Chief Financial Officer and Corporate Secretary from January 2004 to December 2010, and as the Company’s Senior Vice President and Chief Operating Officer from July 2008 to December 2010. She joined the Company in 2004 upon the Company’s acquisition of the Santa Cruz and Palo Verde utilities. From 2002 until 2004, Ms. Bowers was an owner and served as the Chief Financial Officer and General Manager of these utilities. She is a certified public accountant with over 30 years of accounting and management experience with public companies including Holiday Inns Worldwide and Mid-America Apartment Communities, Inc. Ms. Bowers graduated from Delta State University with a degree in Accounting. We believe Ms. Bowers’ history with the Company, industry expertise and financial experience makes her well-qualified to serve as a member of our board of directors.

William S. Levine. Mr. Levine has served as a director of the Company and GWRC from the inception of both companies. Mr. Levine served as the Chairman of the boards of directors of the Company and GWRC from the inception of both companies until June 2013. Prior to co-founding the Company, Mr. Levine co-founded and served as Chairman of the board of directors for Outfront Media, an outdoor advertising/billboard firm that grew to become the largest outdoor advertising company in the United States. Mr. Levine is also the co-founder and majority owner of Allstate U Lok Storage Co., a chain of self-storage and mini-warehouses totaling over one million square feet of capacity. He has been a significant real estate developer, owner, operator and lender for many years and has been a general partner of Levine L.P., a real estate development limited partnership for over five years. We believe Mr. Levine’s role in our founding, history with the Company and leadership experience makes him well-qualified to serve as a member of our board of directors.

David C. Tedesco. Mr. Tedesco has served as a director of the Company and GWRC since May 2013. Mr. Tedesco is the founder and has served as the Chief Executive Officer of True North Companies since January 2001, one of Arizona’s largest and most active private investment firms. He has founded and served as CEO of multiple successful companies and has a deep operational experience as well as investing acumen. Mr. Tedesco is a director of numerous organizations including Passport Health, Anmark Machine, Jokake Companies, HSi, ProGard, Midwest Products, CIRS, SAARC, YPO, Valley of the Sun United Way and the Nature Conservancy. Mr. Tedesco formed the Tedesco Foundation, a non-profit entity focused on providing strategic support to not-for-profit service providers in Arizona and throughout the world. Mr. Tedesco studied computer science at Iowa State and Physics at Arizona State University and is an alumnus of Harvard Business School. We believe Mr. Tedesco’s deep operational experience, investing acumen and diverse board experience makes him well-qualified to serve as a member of our board of directors.

L. Rita Theil. Ms. Theil has served as a director of the Company and GWRC since December 2010. Ms. Theil is a Chartered Director (C. Dir.) designated by The Directors College (a joint venture of McMaster University and The Conference Board of Canada). Since 2004, Ms. Theil has been the owner and Chief Executive Officer of JacKryn Holdings Inc. Ms. Theil currently also acts as a consultant responsible for corporate finance to Pieridae Energy Limited. Ms Theil has served on a number of public and private boards, including Scottish Water plc (2000 to 2009) and Sierra Geothermal Power Corp. (2007 to 2010). Ms. Theil served as Director, European Utilities at Schroder Salomon Smith Barney in London, England from 1999 to 2003 where she was responsible for the coverage of U.K. electric and water utilities. Ms. Theil was an Assistant Director with Dresdner Kleinwort Benson (now DrKW) in both London, England and New York from 1994 to 1999 where she was part of the electricity sector privatization team. Ms. Theil has over 25 years of experience advising governments, public and private boards and global utilities companies and holds a B.Soc.Sci., LLB and MBA, each of which was received from the University of Ottawa. We believe Ms. Theil’s financial and board expertise makes her well-qualified to serve as a member of our board of directors.

Ron L. Fleming. Mr. Fleming has served as the President and Chief Executive Officer of the Company and GWRC since May 2015. Prior to such appointment, he served in various roles at the Company, including as Interim Chief Executive Office, Chief Operating Officer, Vice President and General Manager from 2007 to

2014, and as Senior Project Manager of Engineering and Construction from 2004 to 2006. Mr. Fleming joined the Company in 2004, crossing over from the construction industry where he worked for general contractors providing project management on numerous large-scale heavy civil infrastructure projects throughout Arizona. Mr. Fleming has over 12 years of related management and utility experience. He holds a bachelor degree in Construction Management from the School of Engineering at Northern Arizona University, with an emphasis in Heavy Civil Engineering and a minor in Business Administration. Mr. Fleming currently serves on the Maricopa Economic Development Alliance Board of Directors, and the Board of Directors for Pinal Partnership, where he is the Co-Chair of the organization’s Water Resources Committee.

Michael J. Liebman. Mr. Liebman has served as Chief Financial Officer and Corporate Secretary of the Company and GWRC since May 2014. Mr. Liebman brings over 14 years of finance and management experience. Prior to joining the Company, Mr. Liebman was a Senior Director at Alvarez and Marsal, a predominant turnaround and restructuring firm in the United States, from 2002 to 2014. While at Alvarez and Marsal, Mr. Liebman provided strategic planning and interim management services to companies across various industries, including homebuilding, retail, rental/leasing, and manufacturing. During this time, he successfully negotiated the restructuring of over $3 billion in capital and raised $750 million of new capital for clients. Mr. Liebman holds a Bachelor’s Degree in Accounting from Northern Arizona University. He has passed all parts of the CPA exam and is a Certified Insolvency and Restructuring Advisor (CIRA).

Board Composition and Director Independence

Our directors are each elected to serve a term of one year and hold office until a successor is elected or qualified or until his earlier death, resignation disqualification or removal. Currently, our board of directors consists of six members. Effective upon completion of this offering, our board of directors expects to increase the size of the board to 7 members and appoint Mr. Fleming as a director.

Our board of directors has affirmatively determined that Mr. Levine, Mr. Alexander, Ms. Theil and Mr. Tedesco qualify as “independent directors” under the corporate governance standards of NASDAQ and the independence requirements of Rule 10A-3 of the Exchange Act applicable to members of our audit and risk committee.

Committees of our Board of Directors

Our board of directors has established three standing committees: the audit and risk committee, the compensation committee and the corporate governance, nominating, environmental and health and safety committee, each of which will have the composition and responsibilities described below as of the completion of this offering. Following the closing of this offering, each committee’s charter will be posted on the investor relations section of our website.

Audit and Risk Committee

Our audit and risk committee’s primary functions are to oversee our accounting and financial reporting processes, internal control systems, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities will include the following:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	reviewing and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, adequacy, implementation and effectiveness of our internal controls established for finance, accounting, legal compliance and ethics;

•	reviewing the design, adequacy, implementation and effectiveness of our critical accounting and financial policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements;

•	reviewing with management and our independent registered public accounting firm the results of our annual and quarterly financial statements;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing and approving any related party transactions.

Our audit and risk committee currently comprises Mr. Alexander, Ms. Theil and Mr. Tedesco. Mr. Alexander is currently the chair of our audit and risk committee. Upon the effectiveness of this offering, our audit and risk committee is expected to remain unchanged, and Mr. Alexander is expected to continue to be the chair of our audit and risk committee. Our board of directors will determine that each member of our audit and risk committee meets the requirements for independence under current SEC rules and NASDAQ listing standards. Our board of directors will also identify, to the extent applicable, an “audit committee financial expert” as defined under SEC rules and regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. We intend to comply with future requirements regarding our audit and risk committee to the extent they become applicable to us.

Compensation Committee

Our compensation committee’s primary functions are to monitor and assist our board of directors in determining compensation for our senior management, directors and key employees. This committee’s responsibilities will include the following:

•	setting performance goals for our officers and reviewing their performance against these goals;

•	reviewing and recommending compensation and benefit plans for our officers and key employees and compensation policies for our board of directors and members of our board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers; and

•	reviewing director compensation for service on our board of directors and any committees of our board of directors.

Our compensation committee currently comprises Mr. Alexander, Ms. Theil and Mr. Tedesco. Mr. Tedesco is currently the chair of our compensation committee. Upon the effectiveness of this offering, our compensation committee is expected to remain unchanged, and Mr. Tedesco is expected to continue to be the chair of our compensation committee. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our board of directors will determine that each member of our compensation committee meets the requirements for independence under the current requirements of the NASDAQ listing standards. We intend to comply with future requirements regarding our compensation committee to the extent they become applicable to us.

Corporate Governance, Nominating, Environmental and Health and Safety Committee

Our corporate governance, nominating, environmental and health and safety committee’s primary functions are to assist our board of directors by identifying individuals qualified to become directors consistent with criteria established by our board of directors. This committee’s responsibilities will include the following:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to committees of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors;

•	administering a policy for considering nominees for election to our board of directors;

•	overseeing our directors’ performance and self-evaluation process;

•	reviewing our corporate governance principles and providing recommendations to our board of directors regarding possible changes;

•	reviewing and monitoring compliance with our code of conduct and ethics and our insider trading policy;

•	ensuring that there is appropriate orientation, education and training programs for new and existing directors; and

•	assessing the Company’s health and safety practices and ensuring that there is a culture of health and safety enforcement.

Our corporate governance, nominating, environmental and health and safety committee currently comprises Mr. Alexander, Ms. Theil and Mr. Tedesco. Ms. Theil is currently the chair of our corporate governance, nominating, environmental and health and safety committee. Upon the effectiveness of this offering, our corporate governance, nominating, environmental and health and safety committee is expected to remain unchanged, and Ms. Theil is expected to continue to be the chair of our corporate governance, nominating, environmental and health and safety committee. Our board of directors will determine that each member of our corporate governance, nominating, environmental and health and safety committee meets the requirements for independence under the current requirements of the NASDAQ listing standards. We intend to comply with future requirements regarding our corporate governance, nominating, environmental and health and safety committee to the extent they become applicable to us.

Majority Voting Policy

Our board of directors has adopted a policy which provides that, if the total number of votes withheld exceeds the number of votes cast in favor of a director nominee, the director must immediately submit his or her resignation to the Chairman of our board of directors, to be effective when accepted by our board of directors. Our corporate governance, nominating, environmental and health and safety committee would then consider and make a recommendation to our board of directors regarding the resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of our board of directors or any board sub-committee at which the resignation is considered. Our board of directors will accept the resignation absent exceptional circumstances. If a resignation is accepted, our board of directors may: (i) leave the vacancy unfilled until the next annual stockholders’ meeting; (ii) appoint a new director to fill the vacancy; or (iii) call a special stockholders’ meeting to fill the vacancy. This policy would apply only to uncontested elections—that is, elections in which the number of director nominees is equal to the number of directors to be elected.

Code of Business Conduct and Ethics

Our board of directors expects to adopt a written code of business conduct and ethics (the “Code”). The Code is intended to document the principles of conduct and ethics to be followed by all of our directors, officers and employees. Its purpose is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest. Following the closing of this offering, the full text of the Code will be posted on the investor relations section of our website. We intend to disclose future amendments to certain provisions of the Code, or waivers of these provisions, on our website or in filings under the Exchange Act.

EXECUTIVE COMPENSATION

Overview

This section explains how our compensation program is designed and operated with respect to our executives, specifically the following named executive officers for 2015 (“NEOs”):

•	Ron L. Fleming, President and Chief Executive Officer

•	Michael J. Liebman, Chief Financial Officer and Corporate Secretary

Historically, our Board, based on recommendations made by the compensation committee, has made decisions regarding salaries, annual bonuses and incentive compensation for our executive officers and employees and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and our other executive officers. Our board of directors solicits input from the Chief Executive Officer and the compensation committee regarding the performance of our other executive officers.

Summary Compensation Table

The following table sets forth all compensation paid or payable from the Company in respect of each of the NEOs for services rendered during the fiscal years ended December 31, 2015 and 2014.

Name and principal position	Year	Salary $	Bonus $(1)	Stock awards $(2)	Option awards $(3)	Non-equity incentive plan compensation $(4)	All other compensation $(5)	Total compensation $
Ron L. Fleming	2015	250,000	281,250	117,500	583,231	86,250	7,950	1,326,181
President andChief	2014	190,385	35,000	70,000	—	35,000	6,604	336,989
Executive Officer

Michael J. Liebman	2015	220,193	144,267	72,443	388,821	53,176	7,950	886,850
Chief Financial Officer and	2014	190,385	29,711	59,423	—	29,712	—	309,231
Corporate Secretary

(1)	Represents discretionary bonuses earned by our NEOs in 2014 and 2015, including under our 2014 and 2015 Incentive Programs. In 2015, Messrs. Fleming and Liebman also earned separate discretionary bonuses in the amounts of $250,000 and $125,000, respectively, in connection with their efforts relating to the transfer of assets of Valencia Water Company to the City of Buckeye. For more information regarding how the cash bonuses payable under our 2015 Incentive Program were determined, see below under the heading “Annual Incentive Awards—Achievement Levels and Outcomes Under 2015 Incentive Program.”
(2)	Represents awards of PSUs. The PSUs that were awarded pursuant to our 2014 Incentive Program (shown as compensation for 2014 in the table above) were issued during the first quarter of 2015 upon determination of achievement of the pre-determined performance criteria, which were approved during the first quarter of 2014. The PSUs that were awarded pursuant to our 2015 Incentive Program (shown as compensation for 2015 in the table above) were issued during the first quarter of 2016 upon determination of achievement of the pre-determined performance criteria, which were approved during the first quarter of 2015. The value of such awards presented above represents the grant date fair value of the expected cash payment of such PSUs upon vesting using the price of GWRC’s common shares on the date the awards were granted and assuming 100% achievement of the performance goals set forth in the applicable Incentive Program (which the Company considered the probable outcome on the award date). For more information regarding our Incentive Programs, see below under the heading “Annual Incentive Awards.” For GAAP accounting purposes, PSUs are accounted for as liability compensatory awards under ASC 710, “Compensation—General.”
(3)	Represents the grant date fair value of SARs granted to Messrs. Fleming and Liebman on May 8, 2015, calculated in accordance with ASC 718, “Compensation—Stock Compensation.” The following assumptions were used to calculate the grant date fair value of the SARs: foreign exchange rate (CAD$ to USD$)—1.2108:1; dividend yield—0%; expected volatility—65.2%; risk-free interest rate—1.89%; and expected life—6.3 years. For more information regarding the Company’s accounting treatment of the SARs, see Note 12 (Deferred Compensation Awards) to our consolidated financial statements included in this prospectus.
(4)	Represents amounts earned and payable in cash to our NEOs pursuant to our 2014 Incentive Program and 2015 Incentive Program, respectively, except for the discretionary bonuses described above. For more information regarding our Incentive Programs, see below under the heading “Annual Incentive Awards.”
(5)	Represents matching contributions to our 401(k) plan.

Overview of Executive Compensation Program; Components of Compensation

Our executive compensation program is designed to retain, motivate and reward our NEOs and other executive officers for their performance and contribution to our long-term success. We seek to compensate our NEOs and other executive officers by combining short and long-term incentives. We also seek to reward the achievement of corporate and individual performance objectives, and to align the interests of our NEOs and other executive officers with those of our stockholders by rewarding the creation of long-term value through equity-linked compensation. We tie individual goals to the area of the NEO’s primary responsibility. These goals may include the achievement of specific financial or business development goals. We set corporate performance goals that reach across various business areas and include achievements in finance/business development and corporate development.

Executive compensation consists primarily of three elements: base salary, annual incentive awards, and long-term incentive awards. Each element of compensation is described in more detail below.

Base Salary

Base salaries for our NEOs are established based on the scope of their responsibilities and their prior relevant experience, taking into account competitive market compensation paid by other companies in our industry for similar positions and the overall market demand for such executives at the time of hire. Subject to the provisions of his or her employment agreement (if any), an executive’s base salary is also determined by reviewing the executive’s other forms of compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

Although we did not engage in formal benchmarking in 2014 or 2015, the public companies that served as the comparative group in setting base salaries were: The York Water Company, Artesian Resources Corp., Connecticut Water Service Inc., and Middlesex Water Co. The four comparator companies were chosen based on the following selection criteria:

(1)	public water utilities of similar size, or

(2)	public water utilities with whom we may compete for executive talent.

In 2014, Mr. Hill and Ms. Bowers stepped down from their roles as Chief Executive Officer and Chief Financial Officer, respectively, through a structured executive transition plan. Mr. Hill continues as Chairman of our board of directors and Ms. Bowers as a member of our board of directors. In setting base salaries for Mr. Hill’s and Ms. Bowers’ respective successors, Messrs. Fleming and Liebman, our board of directors did not select a percentile or similar measure within the range of salaries in the comparator group to set the salaries of our current Chief Executive Officer and Chief Financial Officer. In this regard, the base salaries for Messrs. Fleming and Liebman are dictated by the terms of their employment agreements. See “Employment Agreements” below for additional information. However, the salaries of Messrs. Fleming and Liebman are within the ranges of the comparator group.

Base salaries of our NEOs are reviewed annually and, subject to the provisions of our employment agreements with the NEOs (if any), may be increased for merit reasons based on any NEO’s success in meeting or exceeding individual objectives. Additionally, base salaries may be adjusted as warranted throughout the year for promotions or other changes in the scope or breadth of an NEO’s role or responsibilities. Our board of directors believes that the 2015 base salaries for our NEOs were competitive with that paid by the comparator companies and fairly reflected individual performance and contribution.

Annual Incentive Awards

The compensation program provides for an annual incentive award designed to reward our NEOs for their individual and corporate performance in a given fiscal year. The compensation committee assesses the level of the NEO’s achievement of company-wide goals. The annual incentive award may be paid in cash, PSUs, or stock options, which is decided by our board of directors at the time of issuance to the extent not specified in an NEO’s employment agreement. Stock options are issued under the stock option plan approved by GWRC’s shareholders at the 2012 GWRC annual and special meeting (the “GWRC Stock Option Plan”). In 2014 and 2015, the annual incentive awards were payable 50% in cash and 50% in the form of PSUs.

2015 Incentive Program

The compensation committee, together with our board of directors, set performance objectives and targets in connection with adopting our Incentive Program on an annual basis. Our 2015 Incentive Program, adopted in the first quarter of 2015, was designed to allow us to pursue the Company’s mission statement, adhere to our primary service and compliance mandates, and generate sufficient free cash flow to facilitate a sustainable dividend and improve shareholder value. The 2015 Incentive Program incorporated company-wide goals that were required to be satisfied at specified levels in order for an NEO to receive payments in respect of awards made under the Incentive Program.

Company Goals

The 2015 Incentive Program incorporated one company-wide goal, which was characterized as a “gate” (releasing the overall incentive pool for each officer based on his or her targeted award percentage) and “components” (determining the size of the incentive pool on a weighted-average basis based on his or her targeted award percentage). The individual gate and components, and the Company’s levels of achievement relating thereto in 2015, are summarized below:

Gate

Description	% of Incentive Pool	Outcome	Achievement Level
Achieve a dividend increase of 10% within 2015; pay dividend on a monthly basis	100%	Dividend paid monthly; annualized dividend increased from CAD$0.29 in December 2014 to CAD$0.34 in December 2015	100%

Components

Description	Target(s)	% of Incentive Pool	Outcome	Achievement Level
Company EBITDA (excluding non-recurring items, deferred compensation and other items, in each case, as determined by the Board)	>$16.5M = 25% >$17.0M = 75% >$17.4M = 100%	25%	Company EBITDA (as adjusted) was $17.4M in 2015	25%
Safety and compliance	>97% employee participation in Company’s safety program = 100%; offset by preventable compliance events (each event reduces component by 25%)	25%	Employee participation metrics were fully achieved; one (1) preventable compliance event in 2015	19%
Actual capital expenditures vs. budget	<$3.0M in unrecovered capital expenses (overage reduces component by a specified formula)	25%	Unrecovered capital expenditures were $2.995M in 2015	25%
Discretionary	Company’s overall performance and execution of corporate-level objectives	25%	Board awarded full amount of discretionary component	25%
TOTALS		100%		94%

Achievement Levels and Outcomes Under 2015 Incentive Program

Based on actual outcomes in respect of the “gate” and “components” comprising our 2015 Incentive Program, 94% of the overall incentive pool was earned by each of our NEOs. The cash portion of this award for each NEO is reflected in the Summary Compensation Table under the heading “Non-equity incentive plan compensation,” except for the cash amount paid to our NEOs in respect of the discretionary component of our 2015 Incentive Program, which is reflected in the Summary Compensation Table under the heading “Bonus.”

The portion of the discretionary component of the 2015 Incentive Program that was paid in PSUs is reflected under the heading “Stock awards.”

Target Annual Incentive Awards for 2015 and 2016

The target annual incentive awards for fiscal 2015 and 2016 were determined as a percentage of base salary, as set out below (together with actual awards earned pursuant to the 2015 Incentive Program):

Name	2015 Salary $	2015 Target Incentive Award as Percentage of Base Salary(1)	2015 Actual Cash Incentive & Discretionary Bonus Earned $(2)	2015 Actual PSU Award $	2016 Salary $	2016 Target Incentive Award as Percentage of Base Salary
Ron L. Fleming	250,000	100%	117,500	117,500	275,000	100%
Michael J. Liebman	220,193	70%	72,443	72,443	235,000	70%

(1)	Pursuant to our Employment Agreements with Messrs. Fleming and Liebman, 50% of each NEO’s target incentive award is payable in cash (through a combination of cash payments pursuant to our annual Incentive Program and cash bonuses) and 50% is payable in the form of PSUs. For more information, see below under “Employment Agreements.”
(2)	Includes amounts paid in 2016 related to 2015. Amounts include cash incentives earned pursuant to the 2015 Incentive Program, as well as cash bonuses paid to Messrs. Fleming and Liebman in the amounts of $31,250 and $19,267, respectively, pursuant to the discretionary component of our 2015 Incentive Program.

Long-Term Incentive Awards

The compensation program includes long-term incentive awards that are designed to reward our NEOs and other executive officers for our overall performance and strengthen the long-term view and alignment of interests between our NEOs (and other executive officers) and our stockholders by linking their holdings and a portion of their compensation to the future value of our equity securities. Long-term incentive awards are provided through PSUs, the GWRC Stock Option Plan, and SARs, each as described below. The compensation committee, together with our board of directors, sets objectives and targets based on our performance. Previous grants are not necessarily taken into account when considering new grants. The PSUs awarded to our NEOs during 2014 and 2015 are discussed above. The only other long-term incentive awards made in 2014 and 2015 were the SAR awards made to Messrs. Fleming and Liebman, which are described in more detail below.

Phantom Stock Unit Plan

We have adopted a phantom stock unit plan (the “PSU Plan”) authorizing our Board to issue PSUs to our employees, including our NEOs. The value of the PSUs issued under the PSU Plan (including PSUs granted pursuant to our annual Incentive Programs, as described above) tracks the performance of GWRC’s common shares and provides the holder the right to receive a cash payment, the value of which will be the market value of the equivalent number of common shares at the maturity date. PSU awards are generally credited with additional PSUs in respect of dividends issued on the common shares. If dividends are credited, the number of additional PSUs credited to the awards would be equal to the aggregate amount of the dividends that would have been paid to the participant if the PSUs subject to the award had been common shares divided by the market value of a common share on the date on which the dividends are paid. The PSUs vest immediately upon a change of control with respect to the Company if a participant is terminated without cause or terminates employment for “good reason” within 12 months following a change of control of the Company. There is no exercise price attached to the awards.

The PSU Plan will remain in effect following the Reorganization Transaction and this offering, neither of which will constitute a change of control for purposes of the PSU Plan, provided that the value of the PSUs will track the performance of the Company’s common stock going forward.

Stock Option Plan

Compensation may be provided to our NEOs and other executive officers through the granting of options under the GWRC Stock Option Plan. Historically, the GWRC Stock Option Plan has been used to attract, retain and motivate NEOs, other executive officers and directors to operate and manage the business in a manner that will provide for our long-term growth and profitability by providing such persons with the opportunity, through stock options, to acquire a proprietary interest in GWRC.

GWRC’s board of directors has delegated to the compensation committee responsibility for administering the GWRC Stock Option Plan and approving all stock options granted thereunder and determining the entitlement, vesting, exercise price and all other matters relating to the GWRC Stock Option Plan.

No awards were granted under the GWRC Stock Option Plan in 2014 or 2015. Following the Reorganization Transaction, the GWRC Stock Option Plan will be assumed by the Company and will remain in effect, provided that stock options granted after the consummation of the Reorganization Transaction will be in the form of options to purchase shares of the Company’s common stock (and all then outstanding stock options will be converted into options to purchase shares of the Company’s common stock, with the exercise prices being converted to U.S. dollars upon the consummation of the Reorganization Transaction). Neither the Reorganization Transaction nor this offering constitute a change of control for purposes of the GWRC Stock Option Plan.

Stock Appreciation Rights Plan

We have adopted a stock appreciation rights plan (the “SAR Plan”) authorizing our Board to grant stock appreciation rights to our employees, including our NEOs. The value of the SARs issued under the plan tracks the performance of GWRC’s common shares and provides the holder the right to receive a cash payment, upon exercise, equal to the difference, if any between the fair market value of one GWRC common share at the date of exercise over the fair market value of one GWRC common share on the grant date.

On July 1, 2013, we granted 100,000 SARs to Mr. Fleming, who is an NEO (the “Fleming 2013 SARs”). The Fleming 2013 SARs vest ratably over 16 quarters from the grant date and give Mr. Fleming the right to receive a cash payment equal to the difference between CAD$2.00 per share and the closing price of the common shares on the exercise date, provided that the closing price is in excess of CAD$2.00 per share. The exercise price was determined by taking the weighted average share price for the five trading days prior to July 1, 2013. The award would fully vest upon a change in control in accordance with the terms of Mr. Fleming’s employment agreement.

On November 14, 2013, we granted 100,000 SARs to Mr. Liebman (the “Liebman 2013 SARs”). The Liebman 2013 SARs vest ratably over 16 quarters from the grant date and give Mr. Liebman the right to receive a cash payment equal to the difference between CAD$3.38 per share and the closing price of the common shares on the exercise date, provided that the closing price is in excess of CAD$3.38 per share. The exercise price was determined by taking the weighted average share price for the 30 trading days prior to November 14, 2013. The award would fully vest upon a change in control in accordance with the terms of Mr. Liebman’s employment agreement.

On May 8, 2015, we granted 180,000 SARs to Mr. Fleming (the “Fleming 2015 SARs”). The Fleming 2015 SARs vest in 20% installments on April 1 of each of the first three (3) years following the grant date, with the first installment vesting on April 1, 2016, and a final 40% installment vesting on the fourth (4th) anniversary of the grant date. The Fleming 2015 SARs give Mr. Fleming the right to receive a cash payment equal to the difference between CAD$6.44 per share and the closing price of the common shares on the exercise date, provided that the closing price is in excess of CAD$6.44 per share. The exercise price was determined by taking the weighted average share price for the five trading days prior to May 8, 2015. The SAR agreement provides for full acceleration and vesting of all unvested SARs upon a change in control.

On May 8, 2015, we granted 120,000 SARs to Mr. Liebman (the “Liebman 2015 SARs”). The Liebman 2015 SARs vest in 20% installments on April 1 of each of the first three (3) years following the grant date, with the first installment vesting on April 1, 2016, and a final 40% installment vesting on the fourth (4th) anniversary of the grant date. The Liebman 2015 SARs give Mr. Liebman the right to receive a cash payment equal to the difference between CAD$6.44 per share and the closing price of the common shares on the exercise date, provided that the closing price is in excess of CAD$6.44 per share. The exercise price was determined by taking the weighted average share price for the five trading days prior to May 8, 2015. The SAR agreement provides for full acceleration and vesting of all unvested SARs upon a change in control.

The SAR Plan will remain in effect following the Reorganization Transaction and this offering, neither of which will constitute a change of control for purposes of the SAR agreements with Messrs. Fleming and Liebman, provided that (i) the exercise prices will be converted to U.S. dollars upon the consummation of the Reorganization Transaction and (ii) the value of the SARs will track the performance of the Company’s common stock going forward.

Employment Agreements

Each of Mr. Fleming and Mr. Liebman has entered into an employment agreement with us. Both employment agreements were executed on May 13, 2015 and provide for an initial term ending on May 13, 2019, unless terminated earlier in accordance with the terms thereof. Thereafter, each employment agreement will automatically renew for one or more additional 12-month periods, unless either we or the applicable NEO notifies the other party in writing by December 31 of the then current renewal term that it wishes to terminate employment under the employment agreement at the end of the term in effect.

Mr. Fleming’s employment agreement provides for an annualized base salary of $250,000 during the first calendar year of the initial term, with increases to $275,000 and $300,000 as of January 1, 2016 and 2017, respectively. Mr. Liebman’s employment agreement provides for an annualized base salary of $225,000 during the first calendar year of the initial term, with increases to $235,000 and $250,000 as of January 1, 2016 and 2017, respectively. Thereafter, the Board will review each NEO’s base salary on an annual basis to determine whether any increases are appropriate based on a combination of factors, including such NEO’s achievement of specified performance objectives and/or the amount of compensation paid to his peers at other similarly situated public companies.

Each of Mr. Fleming and Mr. Liebman may also be entitled to annual incentive compensation as determined (i) in the discretion of the Board (or its compensation committee) or (ii) pursuant to any annual incentive compensation program adopted by the Company from time to time. For each calendar year, Mr. Fleming will be eligible to receive up to 50% of his then current base salary as a cash bonus and up to 50% of his then current base salary as incentive compensation in the form of PSUs. For each calendar year, Mr. Liebman will be eligible to receive up to 35% of his then current base salary as a cash bonus and up to 35% of his then current base salary as incentive compensation in the form of PSUs. The actual percent of incentive compensation paid to Messrs. Fleming and/or Liebman, as applicable, will be based on satisfying the performance goals for each calendar year as determined by the Board (or its compensation committee) and calculated in accordance with the bonus payments for all Company employees.

The employment agreements also contain provisions in respect of the NEOs’ eligibility to receive certain benefits (including reimbursement of business expenses and health and medical benefits), as well as non-disclosure, non-competition and non-solicitation provisions binding on each of the NEOs. For additional information regarding amounts payable to Messrs. Fleming and Liebman in connection with a termination of employment and/or a change of control of with respect to the Company, see below under “Termination and Change of Control Payments.”

Termination and Change of Control Payments

If a NEO voluntarily terminates his or her employment without “Good Reason” (as defined in the Employment Agreements) or if we terminate the NEO’s employment for “Cause” (as defined in the Employment Agreements), the NEO is only entitled to the payment of current base salary until the date of termination and any incentive compensation earned in a previous year but not paid.

If a NEO terminates his or her employment with Good Reason or if we terminate the NEO’s employment without Cause, the NEO is entitled to the payment of current base salary until the date of termination and any incentive compensation earned in a previous year but not paid. The NEO is also entitled to a pro rata incentive payment, payable at such time as incentive compensation is otherwise payable to employees under the incentive compensation program, if the termination of employment is during the last six months of our fiscal year. In addition, any equity-based awards previously granted to the NEO will become fully vested and exercisable and all restrictions on restricted awards will lapse. The NEO will also be entitled to lump-sum cash payments equal to the sum of (i) a multiple (reflected in the table below) of the relevant NEO’s then-current salary, and (ii) a multiple (reflected in the table below) of the amount of incentive compensation earned by the relevant NEO during the year immediately preceding the NEO’s termination of employment. We are obligated to pay this amount within 60 days following the NEO’s termination of employment.

If a NEO dies or becomes disabled, the NEO is entitled to the payment of current base salary until the date of death or disability and any incentive compensation earned in a previous year but not paid. The NEO is also entitled to a pro rata incentive payment, payable at such time as incentive compensation is otherwise payable to employees under the incentive compensation program. Any equity-based awards previously granted to the executive will become fully vested and exercisable and all restrictions on restricted stock awards will lapse and the NEO must exercise any options within the shorter of the expiration time of the options or one year from the death or disability.

Any payments to the NEOs upon termination of employment (other than in connection with a “Change of Control” (as defined in the Employment Agreements)) and disability are conditional upon the executive executing a release in favor of us and our affiliates, directors, officers, employees and agents.

In the event that (i) a NEO resigns his or her employment for Good Reason, or (ii) we terminate the employment of any of the NEOs without Cause, in each case within 18 months of a Change of Control, each of the NEOs will be entitled to lump-sum cash payments equal to the sum of (y) a multiple (reflected in the table below) of the relevant NEO’s then-current salary, and (z) a multiple (reflected in the table below) of the amount of incentive compensation earned by the relevant NEO during the year immediately preceding the Change of Control. Such payment shall be made by us within 60 days of the date of the termination of employment or resignation for Good Reason. In addition, any equity-based awards previously granted to the executive will become fully vested and exercisable and all restrictions on restricted awards will lapse, regardless of whether the NEO terminates employment.

The applicable multiples for each of the NEOs for a resignation for Good Reason or termination without cause, including in connection and not in connection with a Change of Control, are set forth in the table below. Using the base salary and assuming annual incentive compensation at amounts actually achieved in 2015, if such resignation or termination of employment had occurred on December 31, 2015, the NEOs would have been entitled to the payments set out below:

Name	Base Salary Multiple	Salary Payment $(1)	Cash Incentive Compensation Multiple	Incentive Compensation Payment $(2)	Value of Accelerated Vesting of Equity Incentive Awards $(3)	Total Payment $
Ron L. Fleming	2x	500,000	4x	470,000	358,839	1,328,839
Michael J. Liebman	1.5x	337,500	3x	217,329	284,157	838,986

(1)	Represents each NEO’s base salary as of December 31, 2015 multiplied by the multiple set forth in the table immediately above.
(2)	Represents each NEO’s actual cash incentive award (including the cash bonus payable in respect of the discretionary component of the 2015 Incentive Program) for the year ended December 31, 2015 as set forth in “Annual Incentive Awards” above, multiplied by the multiple set forth in the table immediately above. In the event that the resignation or termination does not occur in connection with a Change of Control and occurs during the last six months of our fiscal year, the NEO will also be paid a pro rata cash incentive award based upon our performance for the fiscal year payable at such time as incentive compensation is otherwise payable to employees under the incentive compensation program.
(3)	Represents the estimated value of unvested PSUs and SARs as of December 31, 2015, of which vesting would accelerate. The estimated payout value of the PSUs was calculated using the GWRC common share price on the Toronto Stock Exchange at the close of business on December 31, 2015, multiplied by the number of PSUs outstanding as of December 31, 2015. The estimated payout value of the SARs was calculated as the difference between the strike price of the SARs and the GWRC common share price on the Toronto Stock Exchange at the close of business on December 31, 2015, multiplied by the number of SARs outstanding as of December 31, 2015. The PSU and SAR payouts were converted into U.S. dollars at a rate of US $0.7209 per CAD $1.00 (the exchange rate at December 31, 2015). No value has been ascribed in this table to any stock options granted to management on January 9, 2012 as the stock options were fully vested.

A “Change of Control” is defined in the executives’ employment agreements to generally mean either or both of the acquisition by a person or persons acting as a group, other than GWRC, of ownership of shares of the Company’s common stock that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; or the sale of all or substantially all of the assets of the Company, other than a sale to GWRC. Neither the Reorganization Transaction nor this offering will constitute a “Change of Control” under the executives’ employment agreements.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards at December 31, 2015 for each of our NEOs:

	Option Awards							Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price(1)		Option expiration date	Number of unearned shares, units or other rights that have not vested	Market or payout value of unearned shares, units or other rights that have not vested $(2)
Ron L. Fleming	55,000 —	(3) (4)	37,500 180,000	(3) (4)	CAD$ CAD$	2.00 6.44	6/30/2023 5/7/2025	10,991	60,062

Michael J. Liebman	56,250 —	(5) (6)	43,750 120,000	(5) (6)	CAD$ CAD$	3.38 6.44	11/13/2023 5/7/2025	9,712	53,073

(1)	All exercise prices expressed in Canadian dollars will be converted to U.S. dollars upon consummation of the Reorganization Transaction.
(2)	The estimated payout value of the PSUs was calculated using the GWRC common share price on the Toronto Stock Exchange on the close of business on December 31, 2015, multiplied by the number of PSUs outstanding. The PSU values were converted into U.S. dollars at a rate of US$0.7209 per CAD$1.00.
(3)

Represents SARs granted on July 1, 2013. The Fleming 2013 SARs vest ratably over 16 quarters from the grant date and give Mr. Fleming the right to receive a cash payment equal to the difference between CAD$2.00 per share and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of CAD$2.00 per share. The award would fully vest upon a change in control in accordance with the terms of Mr. Fleming’s employment agreement. The award provides that vested SARs be settled in cash with no provision for a conversion to GWRC’s common shares.
(4)	Represents SARs granted on May 8, 2015. The Fleming 2015 SARs vest in 20% installments on April 1 of each of the first three (3) years following the grant date, with the first installment vesting on April 1, 2016, and a final 40% installment vesting on the fourth (4th) anniversary of the grant date. The Fleming 2015 SARs give Mr. Fleming the right to receive a cash payment equal to the difference between CAD$6.44 per share and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of CAD$6.44 per share. The award provides for full acceleration and vesting of all unvested SARs upon a change in control in accordance with the terms of the SAR agreement. The award provides that vested SARs be settled in cash with no provision for a conversion to GWRC’s common shares.
(5)	Represents SARs granted on November 14, 2013. The Liebman 2013 SARs vest ratably over 16 quarters from the grant date and give Mr. Liebman the right to receive a cash payment equal to the difference between CAD$3.38 per share and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of CAD$3.38 per share. The award would fully vest upon a change in control in accordance with the terms of Mr. Liebman’s employment agreement. The award provides that vested SARs be settled in cash with no provision for a conversion to GWRC’s common shares.
(6)	Represents SARs granted on May 8, 2015. The Liebman 2015 SARs vest in 20% installments on April 1 of each of the first three (3) years following the grant date, with the first installment vesting on April 1, 2016, and a final 40% installment vesting on the fourth (4th) anniversary of the grant date. The Liebman 2015 SARs give Mr. Liebman the right to receive a cash payment equal to the difference between CAD$6.44 per share and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of CAD$6.44 per share. The award provides for full acceleration and vesting of all unvested SARs upon a change in control in accordance with the terms of the SAR agreement. The award provides that vested SARs be settled in cash with no provision for a conversion to GWRC’s common shares.

Director Compensation

The following table provides information for the fiscal year ended December 31, 2015, regarding all plan and non-plan compensation awarded to, earned by, or paid to, each person who served as a director for some portion or all of 2015:

Summary of Director Compensation Program

Historically, directors have been entitled to compensation for their services as members of the board of directors of the Company. The compensation arrangements for the directors of the Company are summarized below.

Component	Amount $	Payment Method(1)
Annual Retainer(2)	51,500 per year	50% DPUs/50% cash
Board Chair Fee	25,000 per year	100% cash
Committee Membership Retainer	12,360 per year	50% DPUs/50% cash
Audit and Risk Committee Chair Fee	12,875 per year	50% DPUs/50% cash
Other Board or Committee Chair Fee	7,725 per year	50% DPUs/50% cash
Meeting Attendance Fee (Board and Committee)	1,288 per meeting in person/ 1,030 per meeting by telephone	50% DPUs/50% cash

(1)	Directors generally receive one-half of their compensation in cash and one-half in the form of DPUs. However, if a director holds a minimum of three (3) times the value of the annual retainer in the form of GWRC’s common shares, such director may elect to receive all or a portion of his or her compensation in cash.
(2)	Includes $10,300 annual retainer for service on GWRC’s board of directors.

The directors of the Company are also reimbursed for out-of-pocket expenses incurred for attending board and committee meetings. The independent directors of the Company that were entitled to compensation in 2015 were L. Rita Theil, Richard M. Alexander and David C. Tedesco. Mr. Levine, who is neither an independent director nor an employee, receives an annual retainer and meeting attendance fees for his role as a director. Mr. Hill began to receive an annual retainer and meeting attendance fees for his role as Chairman of the board of directors for the Company in 2015. Ms. Bowers began to receive an annual retainer and meeting attendance fees for her role as director of the Company in 2015.

The Company has adopted a deferred phantom unit plan (the “DPU Plan”) authorizing the directors of the Company to grant DPUs to independent directors who are residents of Canada. DPUs are units whose value tracks the performance of GWRC’s common shares and give rise to a right to receive a cash payment, the value of which, on a particular date, will be the market value of the equivalent number of GWRC common shares at that date. Holders of DPUs are credited with dividend equivalents when and if dividends are paid on the common shares using the market value of the GWRC common shares on the trading day immediately prior to the dividend record date. DPUs granted to directors are fully vested upon the grant date. In order to align their interests with the interest of shareholders, an independent director is only permitted to redeem his/her DPUs upon ceasing to be a director of the Company. The board of directors of the Company believes that this feature of the plan will result in directors taking a long-term view of stockholder value. Additionally, directors will not be in a position to profit from unit volatility. The board of directors of the Company believes that the issuance of DPUs as a core component of the independent directors’ compensation strengthens the alignment of interests between the independent directors and the stockholder by linking their holdings and a portion of their annual retainer to the future value of the GWRC common shares.

Following the Reorganization Transaction, we anticipate that the Company’s director compensation program will remain in effect as summarized above. A separate DPU Plan that is sponsored by GWRC will be assumed by the Company, and the Company intends for such plan to remain in effect. The Company also intends for the DPU Plan that is sponsored by the Company to remain in effect following the Reorganization Transaction. From and after the Reorganization Transaction, the value of the DPUs will track the value of the Company’s common stock.

After the closing of this offering and the Reorganization Transaction, the Company anticipates that new equity awards will be granted on a one time basis to our non-employee directors to incentivize them to continue serving on our board of directors following the registration of our common stock under the Exchange Act and the Company’s listing on NASDAQ. Such equity awards may be granted in the form of stock options issued under the GWRC Stock Option Plan (which will be assumed by the Company in connection with the closing), or in the form of DPUs issued under the Company’s Deferred Phantom Stock Unit Plan, or through a combination of stock options and DPUs. Our board of directors has not taken any action regarding the anticipated equity awards described above, and no such action will be taken until after the closing.

Director Compensation Table

Total compensation earned by the directors of the Company during the fiscal year ended December 31, 2015 is set forth in the table below.

Name	Fees earned or paid in cash $(1)	Stock Awards $(2)		Total $
Trevor T. Hill	109,975	—		109,975
Richard M. Alexander	74,546	23,304	(3)	97,850
L. Rita Theil	70,684	22,016	(4)	92,700
David C. Tedesco	80,533	12,167	(5)	92,700
Cindy M. Bowers	74,675	—		74,675
William S. Levine	58,710	—		58,710

(1)	As permitted by the terms of the Company’s director compensation program, each director holding at least three (3) times the value of the annual retainer in the form of GWRC’s common shares elected to receive more than 50% of his or her compensation in cash in 2015.
(2)	Represents DPUs awarded in 2015. Prior to the Reorganization Transaction, each DPU granted tracks the performance of GWRC’s common shares and gives rise to a right of the holder to receive a cash payment the value of which, on a particular date will be the market value of the equivalent number of common shares at that date. The value of the DPUs presented above was calculated as the common share price on the Toronto Stock Exchange on the date the related DPUs were awarded, multiplied by the number of DPUs awarded, with such amount being converted into U.S. dollars on the respective award date. DPUs are fully vested upon issuance. Following the Reorganization Transaction, the value of the DPUs will track the value of the Company’s common stock.
(3)	At December 31, 2015, Mr. Alexander held 14,767 DPUs with an estimated payout value of $80,695 (calculated as the GWRC common share price on the Toronto Stock Exchange on the close of business on December 31, 2015 (i.e., CAD$7.58 per share), multiplied by the number of DPUs outstanding, with such amount being converted into U.S. dollars at a rate of $0.7209 per CAD$1.00).
(4)	At December 31, 2015, Ms. Theil held 48,622 DPUs with an estimated payout value of $265,689 (calculated in the manner described above in footnote 2).
(5)	At December 31, 2015, Mr. Tedesco held 24,730 DPUs with an estimated payout value of $135,134 (calculated in the manner described above in footnote 2).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following are summaries of transactions since January 1, 2014 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our voting securities, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Reorganization Transaction

Concurrently with the consummation of this offering, GWRC, which currently owns approximately 47.8% of our outstanding common stock, will merge with and into us. We will be the surviving corporation after the merger, subject to the satisfaction of certain conditions, including GWRC’s shareholder approval. At the effective time of the merger, holders of GWRC’s common shares will receive one share of our common stock for each outstanding common share of GWRC. The Reorganization Transaction and the consummation of this offering will be contingent upon each other and will occur simultaneously. See “The Transactions—Reorganization Transaction” for additional information.

Sale of Global Water Management, LLC

On June 5, 2013, the Company entered into an agreement (the “Securities Purchase Agreement”) and sold its wholly-owned subsidiary, GWM, to an investor group led by a private equity firm which specializes in the water industry. GWM owns and operates the FATHOM™ business. The transaction was effected through the sale of all of the outstanding membership interests of GWM to a wholly-owned subsidiary of the FATHOM Partnership. The Company received the following consideration for the sale of GWM: (a) a cash payment of $4.25 million (which was subject to a post-closing working capital adjustment of $1.7 million paid by us); and (b) the issuance to the Company of common and preferred units of the FATHOM Partnership valued at approximately $0.8 million. In addition, we are entitled to quarterly royalty payments based on a percentage of certain of GWM’s recurring revenues for a 10-year period, up to a maximum of $15.0 million. In 2014, we received an aggregate of $272,000 of such royalty payments, and we received $326,000 of such royalty payments in 2015.

GWM has historically provided billing, customer service and other support services for our regulated utilities business whereby FATHOM™ service fees charged to our regulated utilities were eliminated upon consolidation. In conjunction with the Securities Purchase Agreement, we entered into a services agreement with GWM whereby we agreed to use the FATHOM™ platform for all of our regulated utility services for an initial term of 10 years. The services agreement is automatically renewable thereafter for successive 10-year periods, unless notice of termination is given prior to any renewal period. The services agreement may be terminated by either party for default only and the termination of the services agreement will also result in the termination of the royalty payments payable to us. In 2014, we paid $2.4 million to GWM for FATHOM™ service fees, and we paid approximately $2.2 million to GWM for FATHOM™ service fees in 2015.

Concurrent with the closing, we invested $750,000 of the cash portion of the purchase price in a convertible promissory note issued by GWM’s parent. The promissory note was due December 31, 2014, bore interest at a rate of 10% per annum and was convertible into equity of the FATHOM Partnership. We converted the convertible promissory note into equity of the FATHOM Partnership, as part of FATHOM Partnership’s refinancing transaction in November 2014.

We continue to hold an indirect interest in GWM through our ownership of the common and preferred units of the FATHOM Partnership received in consideration for the sale of GWM. Together, these units currently represent an approximate 8.0% ownership interest in the FATHOM Partnership (on a fully diluted basis). Trevor Hill, who is the Chairman of our board of directors, currently has an executive director role with GWM and owns an approximate 12% interest.

Management Agreement

In connection with GWRC’s initial public offering in Canada, on December 30, 2010, we entered into a management agreement (the “Management Agreement”) with GWRC. Pursuant to the Management Agreement, we agreed to provide substantially all necessary administrative and management services to GWRC and to pay for all fees and other expenses related to the administration of GWRC and its public company reporting in Canada and other compliance requirements. In 2014, we paid an aggregate of $505,000 of such fees and expenses, and we paid $1,400,000 of such fees and expenses in 2015. We are not entitled to any fee for our services from GWRC under the Management Agreement. The Management Agreement will be terminated on consummation of this offering.

Medical Benefits Plan

We provide medical benefits to our employees through our participation in Camelback Services Health Plan (the “Plan”), which is a self-defined, self-insured plan for medical claims sponsored by Camelback Services, Inc. (during 2014 and 2015) and Camelback Systems, Inc. (effective January 1, 2016) (collectively, “Camelback Services”). The Plan provides health claim administration services for our employees and employees of Camelback Services. A third party administrator unrelated to the Company and Camelback Services administers claims on behalf of the Plan and we reimburse the Plan for medical claims incurred with respect to our employees. Mr. Levine, a member of our board of directors and a major stockholder, is the President and sole owner of Camelback Services. No fees for property or services are paid by the Company to the Plan or Camelback Services, although the third party claims administrator charges the Plan a monthly claims administration fee.

Indemnification Agreements

Prior to the closing of the Reorganization Transaction, we plan to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated bylaws that will be in effect upon consummation of this offering will require us to indemnify our directors to the fullest extent permitted by Delaware law. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors” for additional information.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes that related party transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and therefore intends to adopt a written policy that is to be followed in connection with approving and ratifying all related party transactions involving our company. The policy will cover transactions or series of transactions between directors, director nominees, executive officers, stockholders who own more than 5% of our common stock and any members of their immediate families. It will also apply to any business entity in which any of the persons listed above has a direct or indirect material interest.

Permission for a related party transaction may only be granted in writing in advance by either the audit and risk committee of our board of directors in the case of transactions involving officers and directors or, in any case, by the board of directors acting exclusively through its disinterested members.

Transactions involving the compensation of executive officers will be reviewed and, if appropriate, approved by the compensation committee of the board of directors in the manner specified in the charter of the compensation committee.

Before any related person transaction is permitted, the following factors must be considered:

•	the nature of the related party’s interest in the transaction;

•	the dollar value of the amount involved in the transaction;

•	the dollar value of the related party’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction occurs in the ordinary course of business of our company;

•	whether the transaction with the related person is proposed to be entered into on terms more favorable to our company than terms that could have been reached with an unrelated party; and

•	any other information regarding the transaction of the related party that may be material in light of the circumstances of the particular transaction.

Approval of a related party transaction will only be granted if it is determined that, under all of the circumstances, the transaction is in the best interests of our company and only so long as those interests outweigh any negative effect that may arise from permitting it to occur.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock immediately prior to and after the consummation of this offering and the Reorganization Transaction described herein, for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

The number of shares and the percentages under “Shares Beneficially Owned Prior to the Reorganization Transaction” below reflect holdings as of April 13, 2016 (prior to the Reorganization Transaction) and are based on 181,179 shares of our common stock outstanding as of such date. The number of shares and percentages under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” below are based on 18,241,746 shares of common stock to be issued and outstanding after giving effect to the Reorganization Transaction (including the 100.68-for-1 forward stock split with respect to our common stock effected prior to the completion of this offering). The number of shares and the percentages under “Shares Beneficially Owned After the Offering” below are based on 19,406,546 shares of common stock to be issued and outstanding after giving further effect to the shares of our common stock sold by us in this offering. The table assumes no exercise by the underwriter of its option to purchase additional shares of our common stock.

Unless otherwise indicated, the address of all listed stockholders is c/o Global Water Resources, Inc., 21410 N 19th Avenue #220, Phoenix, AZ 85027.

	Shares Beneficially Owned Prior to the Reorganization Transaction			Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)(1)		Shares Beneficially Owned After the Offering(14)
Name	Number of Shares		Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
5% Stockholders:
GWR Global Water Resources Corp.(2)	86,675		47.8%	—	—	—	—
Andrew Cohn(3)	10,768		5.9%	1,192,828	6.5%	1,192,828	6.1%
Leo P. Commandeur(4)	10,032		5.5%	1,024,641	5.6%	1,024,641	5.3%
Polar Asset Management Partners Inc.(5)	—		—	959,900	5.3%	959,900	4.9%

Directors and Named Executive Officers:
Trevor T. Hill(6)	25,080	(13)	13.8%	2,616,811	14.3%	2,616,811	13.5%
Richard M. Alexander(7)	—	(13)	—	32,500	*	32,500	*
Cindy M. Bowers(8)	1,723	(13)	*	237,002	1.3%	237,002	1.2%
William S. Levine(9)	44,488	(13)	24.6%	6,079,210	33.3%	6,079,210	31.3%
David C. Tedesco	—	(13)	—	—	—	—	—
L. Rita Theil(10)	—	(13)	—	2,666	*	2,666	*
Ron L. Fleming(11)	—		—	9,796	*	9,796	*
Michael J. Liebman(12)	—		—	7,200	*	7,200	*
Total for all directors and named executive officers as a group (8 persons)	71,291		39.3%	8,985,185	49.3%	8,985,185	46.3%

*	Represents beneficial ownership of less than 1%.
(1)	As described above, the share amounts and percentages reflected in this column give effect to (i) the 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of this offering and (ii) the Reorganization Transaction (pursuant to which certain beneficial owners that previously held shares of GWRC will receive shares of the Company). See “The Transactions—Reorganization Transaction” for additional information.
(2)	As of the date hereof, prior to giving effect to the Reorganization Transaction, GWRC owns approximately 47.8% of our outstanding common stock. GWRC has sole voting and dispositive power with respect to such shares held by GWRC. GWRC is a public company under Canadian securities laws and its common shares are listed on the Toronto Stock Exchange. As a result of the Reorganization Transaction, GWRC will be merged with and into the Company, and holders of GWRC’s common shares will receive one share of the Company’s common stock for each outstanding common share of GWRC. See “The Transactions—Reorganization Transaction” for additional information.
(3)	Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 108,667 shares of our common stock to be received by Mr. Cohn in exchange for his shares of GWRC pursuant to the Reorganization Transaction.
(4)	As of the date hereof, amount reflected under “Shares Beneficially Owned Prior to the Reorganization Transaction” consists of (i) 5,016 shares held of record by the DDC 2012 Trust dated December 12, 2012, for which Mr. Commandeur’s spouse serves as trustee and (ii) 5,016 shares held of record by the LPC 2012 Trust dated December 12, 2012, for which Leo P. Commandeur and Trevor T. Hill serve as trustees. Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 14,584 shares of our common stock to be received by Mr. Commandeur in exchange for his shares of GWRC pursuant to the Reorganization Transaction.

(5)	Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 959,900 shares of our common stock to be received by Polar Asset Management Partners Inc. in exchange for its shares of GWRC pursuant to the Reorganization Transaction based solely on the stockholder’s Alternative Monthly Early Warning Report, dated November 10, 2015, filed with the Canadian Securities Administrators. Christopher Fernyc, portfolio manager of Polar Asset Management Partners Inc., has sole voting and dispositive power with respect to such shares held by Polar Asset Management Partners Inc. The stockholder’s address is 401 Bay Street, Suite 1900, Toronto, Ontario M5H 2Y4.
(6)	As of the date hereof, amount reflected under “Shares Beneficially Owned Prior to the Reorganization Transaction” consists of (i) 20,064 shares held of record by Mr. Hill and (ii) 5,016 shares held of record by the LPC 2012 Trust dated December 12, 2012, for which Leo P. Commandeur and Trevor T. Hill serve as trustees. Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 91,667 shares of our common stock to be received by Mr. Hill in exchange for his shares of GWRC pursuant to the Reorganization Transaction.
(7)	Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 32,500 shares of our common stock to be received by Mr. Alexander in exchange for his shares of GWRC pursuant to the Reorganization Transaction.
(8)	Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 63,524 shares of our common stock to be received by Ms. Bowers in exchange for her shares of GWRC pursuant to the Reorganization Transaction.
(9)	As of the date hereof, amount reflected under “Shares Beneficially Owned Prior to the Reorganization Transaction” consists of 44,488 shares held of record by Levine Investments Limited Partnership, for which Mr. Levine serves as general partner. Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 1,600,000 shares of our common stock to be received by Mr. Levine in exchange for his shares of GWRC pursuant to the Reorganization Transaction.
(10)	Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 2,666 shares of our common stock to be received by Ms. Theil in exchange for her shares of GWRC pursuant to the Reorganization Transaction.
(11)	Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 9,796 shares of our common stock to be received by Mr. Fleming in exchange for his shares of GWRC pursuant to the Reorganization Transaction.
(12)	Amount reflected under “Shares Beneficially Owned Prior to the Offering (but After the Reorganization Transaction)” includes 7,200 shares of our common stock to be received by Mr. Liebman in exchange for his shares of GWRC pursuant to the Reorganization Transaction.
(13)	Amount does not include shares owned directly by GWRC, for which such individual serves as a director for.
(14)	Does not reflect any shares that may be purchased by holders in this offering.

DESCRIPTION OF CAPITAL STOCK

Upon consummation of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share. As of April 13, 2016, there are nine stockholders of record of our common stock. After giving effect to the Reorganization Transaction (but prior to the consummation of this offering), there will be nine stockholders of record of our common stock.

A description of the material terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of this offering is set forth below. The description is intended as a summary and is qualified in its entirety by reference to the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws to be adopted and which will be filed with the registration statement relating to this prospectus.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock would normally be entitled to vote in any election of directors can elect all of the directors standing for election if they so choose.

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock would normally be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company.

Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of us.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date such persons become interested stockholders, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock owned by directors who are also officers of the corporation; or

•	subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect and may delay, deter or prevent a change of control of our Company.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of this offering are expected to contain provisions that may make the acquisition of our company more difficult, including, but not limited to, the following:

•	only allowing our board of directors, Chairman of our board of directors, Chief Executive Officer or President to call special meetings of our stockholders;

•	setting forth specific procedures regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	requiring advance notice and duration of ownership requirements for stockholder proposals;

•	permitting our board of directors to issue preferred stock without stockholder approval; and

•	limiting the rights of stockholders to amend our bylaws.

Additionally, the Arizona Corporation Commission must determine that certain types of transactions will not impair our financial status, prevent us from attracting capital at fair and reasonable terms, or impair our ability to provide safe, reasonable, and adequate service. Pursuant to this regulatory mandate, the Arizona Corporation Commission may impose conditions that could discourage, delay or prevent a transaction involving a change in control of our company.

Shareholders Agreement

On December 30, 2010, the Company, GWRC and certain of the Company’s stockholders entered into a shareholders’ agreement, which provides GWRC with, among other things, certain rights with respect to our operations and business, including director nomination rights; approval rights of certain fundamental matters; drag-along rights, tag-along rights and rights of first refusal related to our common stock; and first preferential rights to provide funding to the Company under certain circumstances. Upon consummation of this offering and the Reorganization Transaction, the shareholders’ agreement will be terminated.

Transfer Agent and Registrar

We have appointed Continental Stock Transfer & Trust Company as the transfer agent and registrar for our common stock.

NASDAQ Global Market

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “GWRS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities. See “Risk Factors—We do not know whether a market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock” and “Risk Factors—Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.”

Upon completion of this offering and the Reorganization Transaction, we will have outstanding an aggregate of 19,406,546 shares of our common stock, assuming no exercise of the underwriter’s option to purchase additional shares. Of these shares, all of the shares sold in this offering or issued in the Reorganization Transaction will be freely tradable without restriction or further registration under the Securities Act, unless the shares are acquired by “affiliates” as that term is defined in Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

Under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 194,065 shares of our common stock immediately after completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

We, our officers and directors and certain of our stockholders, who hold an aggregate of 11,448,937 shares of our common stock (after giving effect to the Reorganization Transaction, including the 100.68-for-1 forward stock split with respect to our common stock effected prior to the completion of this offering), expect to enter into an agreement that, without the prior written consent of the underwriter, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described above, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Equity Incentive Plan

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of our common stock that are subject to options and other awards issuable pursuant to our equity incentive plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion sets forth the material U.S. federal income tax considerations for Non-U.S. Holders (defined below) relating to the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax matters for consideration. This discussion applies only to holders that hold our common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of taxation that may be relevant to holders in light of their particular investment or tax circumstances or to holders that are subject to special tax rules, including without limitation:

•	banks, insurance companies or other financial institutions;

•	entities that are tax-exempt for U.S. federal income tax purposes;

•	broker, dealers, traders, regulated investment companies, real estate investment trusts, or persons that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons holding shares of our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	former U.S. citizens or former long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	persons subject to the Medicare tax on investment income;

•	partnerships or other pass-through entities and holders of interests therein;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid, or which has the result of avoiding, U.S. federal income tax; and

•	persons who acquire shares of our common stock pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan (or in exchange for shares of stock which were received pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan).

This discussion is based on current provisions of the IRC, the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, published positions of the IRS and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect in a manner that could adversely affect a holder of our common stock. This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. We have not sought and will not seek any rulings from the IRS, or an opinion from legal counsel, regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (including any entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is taxable in the U.S. regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

With respect to the first bullet point above, an individual is generally treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes if the individual either (i) is the holder of a green card, generally during any point of such year, or (ii) is present in the U.S. for at least 31 days in that calendar year, and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation (often referred to as the Substantial Presence Test), all of the days present in the U.S. during the current year, one-third of the days present in the U.S. during the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents of the U.S. are generally treated for U.S. federal income tax purposes as if they were U.S. citizens.

If a partnership (including for this purpose any other entity that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner of such partnership with respect to the partnership’s ownership of such shares generally will depend upon the status of the partner and the activities of the partnership. Partnerships and a partner in a partnership holding our common stock should consult its own tax advisers regarding the U.S. federal income tax consequences to them.

Distributions

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—FATCA,” in general, distributions with respect to shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will be subject to U.S. federal withholding tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its shares of our common stock, which will reduce such basis dollar-for-dollar. Any excess distribution thereafter will be treated as gain from the sale or exchange of shares of our common stock, the tax treatment of which is discussed below under “—Gain on Disposition.” To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. Dividends that are effectively connected with the conduct of a trade or business in the U.S. or, in the case of an applicable income tax treaty, are attributable to a permanent establishment in the U.S., are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. In such a case, Non-U.S. Holders must comply with certain certification requirements (generally by providing an IRS Form W-8ECI) in order for effectively connected income to be exempt from withholding tax. A Non-U.S. Holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) of its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Disposition

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—FATCA”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of shares of our common stock unless:

•	the gain is effectively connected with such holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by such holder in the U.S.);

•	such holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	shares of our common stock constitute a “United States real property interest” by reason of our status as a “United States real property holding company” (“USRPHC”) at any time within the shorter of the five-year period preceding such holder’s disposition of, or such holder’s holding period for, shares of our common stock.

We believe that we currently are a USRPHC and will continue to be a USRPHC for the foreseeable future. As a USRPHC, as long as shares of our common stock are regularly traded on an established securities market, shares of our common stock will be treated as a U.S. real property interest only with respect to a Non-U.S. Holder that actually or constructively owns more than 5% of shares of our common stock at any time during the shorter of the five-year period preceding the date of disposition of, or the holder’s holding period for, shares of our common stock. Because the shares of our common stock will be listed on the NASDAQ, shares of our common stock are expected to be regularly traded on an established securities market. However, no assurance can be provided in this regard. If any gain on a Non-U.S. Holder’s disposition of shares of our common stock is taxable because we are a USRPHC and such Non-U.S. Holder’s ownership of shares of our common stock exceeds 5%, then such Non-U.S. Holder generally will be taxed on such disposition in the manner applicable to U.S. persons. That is, the holder will generally recognize gain or loss equal to the difference between (i) such holder’s adjusted tax basis in the stock sold, and (ii) the amount realized in connection with such disposition, and have a U.S. tax obligation respecting such gain as well as a tax return filing obligation related thereto. In addition, a corporate Non-U.S. Holder of our common stock may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Notwithstanding the foregoing, a Non-U.S. Holder that is a “qualified foreign pension fund” as defined in Section 897(l) of the IRC generally will not be subject to U.S. Federal income tax upon the disposition of shares of our common stock, nor will such holder generally incur a U.S. Federal income tax return filing obligation as a result of such disposition, regardless of the percentage of shares of our common stock owned.

If a holder is a Non-U.S. Holder described in the first bullet above, such holder will be required to pay tax on the net gain derived from the sale or other disposition of shares of our common stock under regular graduated U.S. federal income tax rates. A corporate Non-U.S. Holder described in the first bullet above may also be subject to the branch profits on its effectively connected earnings and profits, as adjusted, at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If a holder is a Non-U.S. Holder described in the second bullet above, such holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty (or similar information exchange agreement). A Non-U.S. Holder will be subject to backup withholding for distributions paid to such holder, unless such holder certifies, under penalties of perjury, that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies, under penalties of perjury, that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

FATCA

Sections 1471 through 1474 of the IRC, and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on shares of our common stock and on the gross proceeds from a disposition (or deemed disposition) of shares of our common stock (if such disposition or deemed disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the IRC) (including, in some cases, when such foreign financial institution or non-financial foreign entity acts as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities certain information regarding U.S. account holders of such institution, (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the IRC) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying the direct and indirect substantial U.S. owners of such entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions in countries that have entered into an intergovernmental agreement with the U.S. to implement FATCA may be subject to different rules. Under certain circumstances, a holder might be eligible for a refund or credit of such taxes.

The rules under FATCA are complex. Holders are encouraged to consult their own tax advisers regarding the implications of FATCA for their ownership and disposition of shares of our common stock.

THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT ITS OWN TAX ADVISER REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND ANY APPLICABLE REPORTING REQUIREMENTS.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, as sole underwriter and book-running manager (the “underwriter”). Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, 1,164,800 shares of our common stock. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “GWRS.”

The underwriting agreement provides that the obligation of the underwriter to purchase the shares of common stock offered by this prospectus is subject to certain terms and conditions. The underwriter is obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

We have granted the underwriter an option to buy up to 174,720 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, to cover over-allotments, if any. The underwriter may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus. If any additional shares of common stock are purchased, the underwriter will offer the additional shares on the same terms as those on which the shares are being offered.

Discounts, Commissions and Expenses

The underwriter proposes to offer the shares of our common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.21875 per share. After this offering, the public offering price and concession may be changed by the underwriter.

In connection with the sale of the shares of our common stock to be purchased by the underwriter, the underwriter will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriter’s commissions and discounts will be 7.0% of the gross proceeds of this offering, or $0.4375 per share of our common stock, based on the public offering price per share set forth on the cover page of this prospectus.

Subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110, we have agreed to reimburse the underwriter at closing for (i) all reasonable attorneys’ fees and expenses not to exceed $150,000 and (ii) all other out-of-pocket fees and expenses not to exceed $25,000, including any expenses relating to the clearance of this offering with FINRA. We estimate that total expenses of this offering, including registration, filing, listing and printing fees, legal and accounting expenses and reimbursement of the underwriter’s fees and expenses (but excluding the underwriting discounts and commissions), will be approximately $2.2 million.

The following table shows the underwriting discounts and commissions payable to the underwriter by us in connection with this offering (assuming both the exercise and non-exercise of the option to purchase additional shares that we have granted to the underwriter):

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$6.25	$6.25	$7,280,000	$8,372,000
Underwriting discounts and commissions	$0.4375	$0.4375	$509,600	$586,040
Proceeds to us, before expenses	$5.8125	$5.8125	$6,770,400	$7,785,960

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, without the prior written consent of the underwriter for a period of 180 days following the date of this prospectus, subject to an 18-day extension under certain limited circumstances (the “Lock-Up Period”).

This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for:

•	the issuance of shares of our common stock sold in this offering, including pursuant to the option to purchase additional shares and pursuant to the Reorganization Transaction;

•	the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units;

•	the issuance of employee stock options not exercisable during the Lock-Up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or as new employee inducement grants; and

•	the issuance of common stock or warrants to purchase common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.

In addition, our officers and directors and certain of our stockholders expect to enter into a lock-up agreement with the underwriter. Under the lock-up agreements, our officers and directors and certain of our stockholders may not, without the prior written consent of the underwriter, during the Lock-Up Period:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the SEC in respect of, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of our common stock;

•	make any demand for, or exercise any right with respect to, the registration of any shares of our common stock; or

•	publicly announce an intention to effect any transaction specified above.

These restrictions on future dispositions by our officers and directors and certain of our stockholders are subject to exceptions for:

•	transfers as a bona fide gift or gifts (so long as the donee or donees agree to be bound in writing by the lock-up restrictions);

•	transfers to any trust for the direct or indirect benefit of the covered person or the immediate family of the covered person (so long as the trustee of the trust agrees to be bound in writing by the lock-up restrictions and any such transfer does not involve a disposition for value);

•	the acquisition or exercise of any stock option issued pursuant to our existing stock option plan; or

•	the purchase or sale of our securities pursuant to a plan, contract or instruction that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) that was in effect prior to the date of this prospectus.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriter. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriter’s website or our website and any information contained in any other websites maintained by the underwriter, by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriter may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. A naked short position occurs if the underwriter sells more shares than could be covered by the option to purchase additional shares. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

The underwriter has provided in the past, and may provide from time to time in the future, financial advisory and related services for us and our affiliates—including acting as OTCQX Advisor and Principal American Liaison for GWRC—in the ordinary course of its business, for which it has received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriter may effect transactions for its own account or for the account of its customers, and hold on behalf of itself or its customers, long or short positions in our securities.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Outside of the United States, persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions imposed by any applicable laws and regulations outside of the United States relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

This prospectus does not constitute an approved prospectus under the Prospectus Directive and no such prospectus is intended to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if and to the extent that they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriter for any such offer; or

•	in any other circumstances which do not require any person to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto including the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with, or approved by, the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum, as it may be amended from time to time. These investors may be required to submit written confirmation that they fall within the scope of the Addendum.

United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the Prospectus Directive, and has not been approved under section 21 of the UK Financial Services and Markets Act 2000, as amended (the “FSMA”), by a person authorized under FSMA. The financial promotions contained in this prospectus are directed at, and this prospectus is only being distributed to, (1) persons who receive this prospectus outside of the United Kingdom, (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (3) persons in the United Kingdom who fall within the exemption under article 49(2)(e) of the Order to whom this prospectus may otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

Each underwriter has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any of the shares of common stock in circumstances in which section 21(1) of the FSMA does not apply; and

•	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. The underwriter is being represented by Dorsey & Whitney LLP, Seattle, Washington.

EXPERTS

The consolidated financial statements of Global Water Resources, Inc. and its subsidiaries as of and for the years ended December 31, 2014 and 2015, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC to register with the SEC the shares of our common stock being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us and our common stock, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the SEC at www.sec.gov.

We also maintain an Internet website at www.gwresources.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Global Water Resources, Inc.

Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Global Water Resources, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and December 31, 2014, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years ended December 31, 2015 and December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Global Water Resources, Inc. and subsidiaries as of December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the years ended December 31, 2015 and December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

March 16, 2016

GLOBAL WATER RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and December 31, 2014

	December 31, 2015	December 31, 2014
	(in thousands of US$, except share data)
ASSETS
PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment	$258,244	$318,995
Less accumulated depreciation	(64,092)	(78,571)

Net property, plant and equipment	194,152	240,424

CURRENT ASSETS:
Cash and cash equivalents	11,513	6,577
Accounts receivable—net	1,132	1,365
Due from related party	306	645
Accrued revenue	1,745	1,762
Prepaid expenses and other current assets	1,179	353
Deferred tax assets—current	—	1,591
Assets held for sale	2,840	—

Total current assets	18,715	12,293

OTHER ASSETS:
Goodwill	—	13,082
Intangible assets—net	12,772	12,772
Regulatory assets	227	400
Deposits	13	25
Bond service fund and other restricted cash	9,042	9,927
Debt issuance costs—net	2,233	2,722
Equity method investment—related party	821	1,150
Deferred tax assets	—	14,806

Total other assets	25,108	54,884

TOTAL ASSETS	$237,975	$307,601

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,322	$1,531
Accrued expenses	5,137	6,832
Deferred revenue	11	13
Customer and meter deposits	1,706	2,601
Long-term debt—current portion	1,994	2,653
Liabilities held for sale	493	—

Total current liabilities	10,663	13,630

NONCURRENT LIABILITIES:
Long-term debt	104,650	127,491
Deferred regulatory gain	19,730	19,730
Regulatory liability	7,859	7,859
Advances in aid of construction	61,480	89,206
Contributions in aid of construction—net	4,426	17,096
Deferred income tax liability	4,164	—
Acquisition liability	4,688	4,688
Other noncurrent liabilities	252	221

Total noncurrent liabilities	207,249	266,291

Total liabilities	217,912	279,921

Commitments and contingencies (see Note 14)
SHAREHOLDERS’ EQUITY :
Common stock, $0.01 par value, 1,000,000 shares authorized, 181,179 and 182,050 shares issued and outstanding as of December 31, 2015 and December 31, 2014, respectively	2	2
Paid in capital	21,659	50,639
Accumulated deficit	(1,598)	(22,961)

Total shareholders’ equity	20,063	27,680

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$237,975	$307,601

See accompanying notes to the consolidated financial statements

GLOBAL WATER RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2015 and 2014

	December 31,
	2015		2014
	(in thousands of US$, except share data)
REVENUES:
Water services		$16,320		$18,076
Wastewater and recycled water services		15,020		14,112
Unregulated revenues		616		371

Total revenues		31,956		32,559

OPERATING EXPENSES:
Operations and maintenance		7,080		8,020
Operations and maintenance—related party		2,179		2,398
General and administrative		7,957		8,809
Gain on regulatory order		—		(50,664)
Depreciation		8,213		9,205

Total operating expenses		25,429		(22,232)

OPERATING INCOME		6,527		54,791

OTHER INCOME (EXPENSE):
Interest income		11		79
Interest expense		(8,299)		(9,512)
Gain on condemnation of Valencia		42,983		—
Other		767		2,162
Other—related party		(3)		416

Total other income (expense)		35,459		(6,855)

INCOME BEFORE INCOME TAXES		41,986		47,936
INCOME TAX (EXPENSE) BENEFIT		(20,623)		16,995

NET INCOME		$21,363		$64,931

Basic earnings per common share		$117.55		$356.67
Diluted earnings per common share		$117.55		$356.67
Dividends declared per common share	C$	187.18	C$	22.40
Dividends declared per common share		$143.95		$20.49

Weighted average number of common shares used in the determination of:
Basic earnings per common share		181,733		182,050
Diluted earnings per common share		181,733		182,050

See accompanying notes to the consolidated financial statements

GLOBAL WATER RESOURCES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2015 and 2014

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Equity
	(in thousands of US$)
BALANCE—December 31, 2013	$2	$55,048	$(87,892)	$(32,842)
Dividend declared C$22.40 per share declared ($20.49 per share)	—	(3,904)	—	(3,904)
Stock-based compensation	—	(8)	—	(8)
Deemed distribution to related party	—	(497)	—	(497)
Net income	—	—	64,931	64,931

BALANCE—December 31, 2014	$2	$50,639	$(22,961)	$27,680

BALANCE—December 31, 2014	$2	$50,639	$(22,961)	$27,680
Dividend declared C$187.18 per share declared ($143.95 per share)	—	(27,607)	—	(27,607)
Deemed distribution to related party	—	(909)	—	(909)
Share repurchase	—	(464)	—	(464)
Net income	—	—	21,363	21,363

BALANCE—December 31, 2015	$2	$21,659	$(1,598)	$20,063

See accompanying notes to the consolidated financial statements

GLOBAL WATER RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015 and 2014

	December 31,
	2015	2014
	(in thousands of US$)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$21,363	$64,931
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred compensation	798	1,361
Depreciation	8,213	9,205
Amortization of deferred debt issuance costs and discounts	204	334
Write-off of debt issuance costs	282	696
Loss on disposal of fixed assets	—	6
Gain on condemnation of Valencia	(42,983)	—
Gain on sale of 303 contracts	(296)	—
Loss (Gain) on equity method investment	329	(144)
Gain on regulatory order	—	(50,664)
Other losses (gains)	176	(56)
Provision for doubtful accounts receivable	69	83
Deferred income tax expense (benefit)	20,561	(16,995)
Changes in assets and liabilities:
Accounts receivable	125	26
Other current assets	(2,241)	—
Accounts payable and other current liabilities	(2,502)	(227)
Other noncurrent assets	147	34
Other noncurrent liabilities	—	3,056

Net cash provided by operating activities	4,245	11,646

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(3,355)	(1,655)
Proceeds from the condemnation of Valencia	55,107	—
Proceeds received from the sale of Loop 303 Contracts	296	—
(Deposits) withdrawals of restricted cash	(70)	198
Cash advance to related party	(12,745)	—
Repayment of related party cash advance	12,745	—
Other cash flows from investing activities	(6)	26

Net cash provided by (used in) investing activities	51,972	(1,431)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of bond debt	(1,775)	(12,347)
Deposits in bond service fund	—	(1,000)
Proceeds withdrawn from bond service fund	1,001	626
Loan borrowings	—	21,800
Loan repayments	(21,719)	(10,390)
Principal payments under capital leases	(99)	(105)
Debt issuance costs paid	—	(346)
Advances in aid of construction	357	365
Refunds of advances for construction	(975)	(747)
Dividends paid	(27,607)	(3,454)
Share repurchase	(464)	—

Net cash used in financing activities	(51,281)	(5,598)

INCREASE IN CASH AND CASH EQUIVALENTS	4,936	4,617
CASH AND CASH EQUIVALENTS—Beginning of period	6,577	1,960

CASH AND CASH EQUIVALENTS—End of period	$11,513	$6,577

See accompanying notes to the consolidated financial statements

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business—Global Water Resources, Inc. and its subsidiaries (collectively, the “Company”, “GWRI”, “we”, “us”, or “our”) operate in the Western United States as a water resource management company that owns, operates and manages water, wastewater and recycled water utilities in strategically located communities, principally in metropolitan Phoenix, Arizona. The Company’s model focuses on the broad issues of water supply and scarcity and applies principles of water conservation through water reclamation and reuse. The Company’s basic premise is that the world’s water supply is limited and yet can be stretched significantly through effective planning, the use of recycled water and by providing individuals and communities resources that promote wise water usage practices. The Company deploys its integrated approach, Total Water Management (“TWM”), a term which it uses to mean managing the entire water cycle, both to conserve water and to maximize its total economic and social value. The Company uses TWM to promote sustainable communities in areas where it expects growth to outpace the existing potable water supply.

History—Global Water Resources, LLC (“GWR”) was organized in 2003 to acquire, own, and manage a portfolio of water and wastewater utilities in the Southwestern United States. Global Water Management, LLC (“GWM”) was formed as an affiliated company to provide business development, management, construction project management, operations, and administrative services to GWR and all of its regulated subsidiaries. Our regulated utilities are regulated by the Arizona Corporation Commission (the “Commission” or “ACC”).

On February 4, 2004, GWR purchased its first two utilities, Santa Cruz Water Company, LLC (“Santa Cruz”) and Palo Verde Utilities Company, LLC (“Palo Verde”). Santa Cruz and Palo Verde provide water and wastewater operations, respectively, to residential and commercial customers in the vicinity of the City of Maricopa in Pinal County, Arizona and are regulated by the ACC. Effective March 31, 2005, GWR purchased the assets of Sonoran Utility Services, LLC (“Sonoran”), an unregulated utility. The Sonoran assets were used to provide water and wastewater operations to residential and commercial customers in a water improvement district and a wastewater improvement district adjacent to the service area of Santa Cruz and Palo Verde. The Sonoran assets were contributed to Santa Cruz and Palo Verde upon acquisition.

In March 2005, Global Water, Inc. (“GWI”), an Arizona corporation, was established as a subsidiary of GWR to acquire, own, and manage a portfolio of water and wastewater utilities. In 2006, Santa Cruz and Palo Verde were reorganized as C corporations and became subsidiaries of GWI.

On July 11, 2006, GWI acquired 100% of the outstanding common shares of West Maricopa Combine (“WMC”), the parent company of Valencia Water Company (“Valencia Water”) in the Town of Buckeye, Willow Valley Water Company (“Willow Valley”) near Bullhead City, Water Utility of Greater Buckeye (“Greater Buckeye”) near the town of Buckeye, Water Utility of Greater Tonopah (“Greater Tonopah”) west of the Hassayampa River, and Water Utility of Northern Scottsdale (“Northern Scottsdale”) in northeast Scottsdale, all within the state of Arizona.

On December 30, 2006, GWI purchased the net assets of CP Water Company (“CP Water”), an Arizona corporation providing water services near the cities of Maricopa and Casa Grande, Arizona.

GWI formed Global Water-Picacho Cove Water Company and Global Water-Picacho Cove Utilities Company (collectively, “Picacho”) in October 2006, to provide integrated water, wastewater and recycled water service to an area in the vicinity of Eloy, Arizona along Interstate 10 about midway between Tucson and Phoenix. On April 8, 2008, the Commission approved the application for the creation of a Certificate of Convenience and Necessity (“CC&N”) for Picacho, granting it the exclusive right to provide services to an area of approximately 1,480 acres with 4,900 homes planned for the initial phase. On July 28, 2009, the Commission approved an expansion application for an additional 2,300 acres planned primarily for a rail served industrial park.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

Reorganization—In early 2010, the members of GWR and GWM made the decision to raise money through the capital markets. The members established a new entity, GWR Global Water Resources Corp. (“GWRC”), which was incorporated under the Business Corporations Act (British Columbia) to acquire shares of the Company. On December 30, 2010, GWRC completed its initial public offering in Canada (the “Offering”) on the Toronto Stock Exchange, raising gross proceeds totaling C$65,659,583 (including gross proceeds received January 28, 2011 of C$4,272,083 pursuant to the underwriters’ exercise of their over-allotment option). The proceeds of the Offering were used to acquire a 48.1% interest in the Company.

In connection with the Offering, GWR and GWM (collectively, “GWRI’s predecessor entities”) were reorganized to form GWRI (the “Reorganization”). Accordingly, all references herein to GWRI with respect to periods prior to December 30, 2010 should be understood as meaning GWRI’s predecessor entities.

Basis of Presentation and Principles of Consolidation—The consolidated financial statements include the accounts of GWRI and all of its subsidiaries. All intercompany account balances and transactions between GWRI and its subsidiaries have been eliminated.

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the Securities and Exchange Commission (“SEC”). The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The U.S. dollar is our reporting currency and the Company’s functional currency.

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), under the rules and regulations of the Securities and Exchange Commission (“SEC”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We elected to take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We have elected to take advantage of some of the reduced disclosure obligations regarding financial statements. Also, as an emerging growth company we can elect to delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We are choosing to take advantage of this extended accounting transition provision.

Corporate Transactions—Sale of certain MXA and WMA contracts—In September 2013, the Company sold its Wastewater Facilities Main Extension Agreements (“MXAs) and Offsite Water Management Agreements (“WMAs”) along with their related rights and obligations to a third party (the “Transfer of Project Agreement”, or “Loop 303 Contracts”). Pursuant to the Transfer of Project Agreement, GWRI will receive total proceeds of approximately $4.1 million over a multi-year period. As part of the consideration, GWRI agreed to complete certain engineering work required in the WMAs, which work had been completed prior to January 1, 2014. As the engineering work has been completed, the Company effectively has no further obligations under the WMAs, MXAs or the Transfer of Project Agreement. Prior to January 1, 2014, the Company had received $2.8 million of proceeds and recognized income of approximately $3.3 million within other income (expense) in the statement of operations related to the gain on sale of these agreements and the proceeds received prior to January 1, 2014 for engineering work required in the WMAs. The Company received additional proceeds of approximately $296,000 in April 2015 and recognized those amounts as income at that time. Receipt of the remaining $1.0 million of proceeds will occur and be recorded as additional income over time as certain milestones are met between the third party acquirer and the developers/landowners.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

Stipulated condemnation of Valencia—On March 17, 2015, the Company reached a settlement agreement for a stipulated condemnation to sell the utility operating as Valencia Water Company, Inc. (“Valencia”) to the City of Buckeye (“Buckeye”), which was approved by Buckeye’s City Council on March 19, 2015. On July 14, 2015, the Company closed the stipulated condemnation of Valencia with the City of Buckeye. Terms of the condemnation were agreed upon through a settlement agreement in March 2015, pursuant to which Buckeye acquired the operations and assets of Valencia and assumed operations of the utility upon close. Buckeye paid the Company $55.0 million at close, plus an additional $108,000 in working capital adjustments. As a result of the transaction, the Company recorded a gain of $43.0 million net of tax liability of $20.2 million for the year ended December 31, 2015. Buckeye will also pay a growth premium equal to $3,000 for each new water meter installed within Valencia’s prior service areas, for a 20-year period ending December 31, 2034, subject to a maximum payout of $45.0 million over the term of the agreement. For the year ended December 31, 2015, the Company recognized $624,000 in other income within the consolidated financial statements related to the earn out on growth premium.

In consideration of FASB’s Accounting Standards Codification (“ASC”) 205-20-45-1, the condemnation of Valencia transaction does not meet the criteria of discontinued operations. As the transaction did not change the services provided nor the manner in which the Company operates, it was determined the transaction did not represent a strategic shift and therefore does not qualify for presentation as a discontinued operation.

Pending sale of Willow Water Valley Co., Inc.—On March 23, 2015, the Company reached an agreement to sell the operations and assets of Willow Water Valley Co., Inc. (“Willow Valley”) to EPCOR Water Arizona Inc. (“EPCOR”). The terms of the agreement are that EPCOR will purchase the operations, assets and rights used by Willow Valley to operate the utility system for approximately $2.3 million, subject to current rate base calculations and certain post-closing adjustments. The transaction is subject to final approval from the Arizona Corporate Commission (the “Commission” or “ACC”). Subject to a 30 day appeal period, the Arizona Corporation Commission approved the transaction on March 10, 2016.

Per ASC 360-10-45-9 the assets and liabilities considered in the sale of Willow Valley were determined to meet the criteria to be classified as held for sale. The criteria utilized to make this determination are: (i) management has the authority and has entered into an agreement to sell the assets of Willow Valley; (ii) the assets and liabilities are available for immediate sale in their present condition; (iii) the approval from the ACC is probable within the next year; (iv) a reasonable price has been agreed upon; and (v) it is unlikely that significant changes to the agreement will be made prior to approval. In consideration of ASC 205-20-45-1, the Willow Valley transaction does not meet the criteria for discontinued operations. As the transaction did not change the services provided nor the manner in which the Company operates, it was determined the transactions do not represent a strategic shift and therefore do not qualify for presentation as a discontinued operation.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

Additionally, as the carrying value of the assets and liabilities of Willow Valley were greater than the agreed upon sales price, a loss of $176,000 was recorded in other expense during the second quarter of 2015, when the assets were classified as held for sale, to adjust the carrying value of the asset group to the agreed upon fair value less cost to sell. The assets and liabilities included within the agreements are as follows:

December 31, 2015
Willow Valley
(in thousands of US$)
Property, plant and equipment	5,223
Less Accumulated Depreciation	(2,606)

Net property, plant and equipment	2,617

Goodwill	223

Total assets	2,840

Advances in aid of construction	70
Contributions in aid of construction—net	423

Total liabilities	493

Normal Course Issuer Bid—On May 11, 2015, GWR Global Water Resources Corp. (“GWRC”) received approval from the Toronto Stock Exchange (“TSX”) to repurchase, for cancellation, common shares of GWRC pursuant to a normal course issuer bid (“NCIB”). The NCIB enables GWRC to repurchase up to 87,500 common shares, representing approximately 1% of GWRC’s 8,754,612 issued and outstanding common shares as of May 5, 2015. The NCIB commenced on May 13, 2015 and was completed on December 30, 2015. Except as permitted under TSX rules, daily purchases were limited to a maximum of 3,239 common shares other than block purchase exemptions, which represented 25% of the average daily trading volume on the TSX for the six months ended April 30, 2015. All purchases under the NCIB were made on the open market through the facilities of the TSX by a participating organization. The actual number of shares purchased and the timing of such purchases was determined by GWRC considering market conditions, stock prices, its cash position and other factors. For the year ended December 31, 2015, GWRC repurchased 87,500 shares of stock for a total of $464,000. GWRI’s outstanding shares as of December 31, 2015 are 181,179 compared to 182,050 as of December 31, 2014. The Company repurchased 871 common shares held by GWRC in connection with GWRC’s repurchases under its NCIB, which reduced GWRC’s ownership interest in GWRI from 48.1% to 47.8%.

One-time Dividend—On July 28, 2015, the Company announced a special one-time cash dividend of $22.8 million or C$1.55 per share. This dividend was paid out on August 12, 2015 to shareholders of record as of the close of business on August 7, 2015.

Significant Accounting Policies—Significant accounting policies are as follows:

Regulation—Our regulated utilities and certain other balances are subject to regulation by the ACC and are therefore subject to Accounting Standards Codification Topic 980, Regulated Operations (“ASC Topic 980”) (See Note 3).

Property, plant and equipment—Property, plant and equipment is stated at cost less accumulated depreciation provided on a straight-line basis (see Note 4).

Depreciation rates for asset classes of utility property, plant and equipment are established by the Commission. The cost of additions, including betterments and replacements of units of utility fixed assets are charged to utility property, plant and equipment. When units of utility property are replaced, renewed or retired, their cost plus removal or disposal costs, less salvage proceeds, is charged to accumulated depreciation.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

For non-utility property, plant and equipment, depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets. Cost and accumulated depreciation for non-utility property, plant and equipment retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings.

In addition to third party costs, direct personnel costs and indirect construction overhead costs may be capitalized. Interest incurred during the construction period is also capitalized as a component of the cost of the constructed assets, which represents the cost of debt associated with construction activity. Expenditures for maintenance and repairs are charged to expense.

Revenue Recognition—Water Services—Water services revenues are recorded when service is rendered or water is delivered to customers. However, in addition to the monthly basic service charge, the determination and billing of water sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each reporting period, amounts of water delivered to customers since the date of the last meter reading are estimated and the corresponding accrued, but unbilled revenue is recorded.

Water connection fees are the fees associated with the application process to set up a customer to receive utility service on an existing water meter. These fees are approved by the ACC through the regulatory process and are set based on the costs incurred to establish services including the application process, billing setup, initial meter reading and service transfer. Because the amounts charged for water connection fees are set by our regulator and not negotiated in conjunction with the pricing of ongoing water service, the connection fees represent the culmination of a separate earnings process and are recognized when the service is provided. For the years ended December 31, 2015 and December 31, 2014, the Company recognized $276,000 and $366,000 in connection fees, respectively.

Meter installation fees are the fees charged to developers or builders associated with installing new water meters. Certain fees for meters are regulated by the ACC, and are refundable pursuant to the end customer over a period of time. Refundable meter installation fees are recorded as a liability upon receipt. Other certain meter fees are negotiated directly with developers or builders and are not subject to ACC regulation and represent the culmination of a separate earnings process. These fees are recognized as revenue when the service is rendered, or when a water meter is installed.

Revenue Recognition—Wastewater and Recycled Water Services—Wastewater service revenues are generally recognized when service is rendered. Wastewater services are billed at a fixed monthly amount per connection, and recycled water services are billed monthly based on volumetric fees.

Revenue Recognition—Unregulated Revenues—Unregulated Revenues represent those revenues that are not subject to the ratemaking process of the ACC. Unregulated revenues are limited to rental revenue and imputed revenues resulting from certain ICFA arrangements.

Allowance for Doubtful Accounts—Provisions are made for doubtful accounts due to the inherent uncertainty around the collectability of accounts receivable. The allowance for doubtful accounts is recorded as bad debt expense, and is classified as general and administrative expense. The allowance for doubtful accounts is determined considering the age of the receivable balance, type of customer (e.g., residential, commercial), payment history as well as specific identification of any known or expected collectability issues (see Note 5).

Infrastructure coordination and financing fees—Infrastructure coordination and financing agreements (“ICFAs”) are agreements with developers and homebuilders whereby GWRI, which owns the operating utilities, provides services to plan, coordinate and finance the water and wastewater infrastructure that would otherwise be required to be performed or subcontracted by the developer or homebuilder. Services provided within these agreements include coordination of construction services for water and wastewater treatment facilities as well as financing, arranging and coordinating the provision of utility services.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

ICFA revenue is recognized when the following conditions are met:

•	The fee is fixed and determinable

•	The cash received is nonrefundable

•	Capacity currently exists to serve the specific lots

•	There are no additional significant performance obligations

As these arrangements are with developers and not with the end water or wastewater customer, revenue recognition coincides with the completion of our performance obligations under the agreement with the developer and our ability to provide fitted capacity for water and wastewater service. Payments received under the agreements are recorded as deferred revenue until the point at which all of the conditions described above are met. Historically ICFAs have been accounted for as revenue pursuant to the obligations being met as outlined above, or as contributions in aid of construction (“CIAC”) when funds were received. Pursuant to Rate Decision no. 74364, approximately 70% of ICFAs are now recorded as a hook-up fee (“HUF”), with 30% recorded as revenue once all components of revenue recognition are met (See Note 3).

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments in debt instruments with an original maturity of three months or less.

Restricted Cash—Restricted cash represents cash deposited as a debt service reserve for certain loans and bonds. The following table summarizes the restricted cash balance as of December 31, 2015 and December 31, 2014 (in thousands of US$):

	December 31, 2015	December 31, 2014
Bond reserve	$8,824	$9,823
HUF funds	38	—
Certificate of deposits	180	104

	$9,042	$9,927

Income Taxes—The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company’s valuation allowance totaled $8,500 as of December 31, 2015 and December 31, 2014 (see Note 11).

We evaluate uncertain tax positions using a two-step approach. Recognition (step one) occurs when we conclude that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when we subsequently determine that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited, and to the extent that uncertain tax positions exist, we provide expanded disclosures.

Basic and Diluted Earnings per Common Share—The Company has 431 options outstanding to acquire an equivalent number of shares of GWRI common stock. As of December 31, 2015 and December 31, 2014, these options are out of the money. Therefore, the Company does not have any common share equivalents to

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

be considered for purposes of calculating earnings per share. See Note 12. Any changes in the weighted average common shares relate only to the buy-back of shares. See “Corporate Transactions—Normal Course Issuer Bid” for more information regarding the share repurchase program.

Goodwill—Goodwill represents the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations. Goodwill is tested for impairment at least annually on October 1 and more frequently if circumstances indicate that it may be impaired. Goodwill impairment testing is performed at the reporting unit level. The goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. We use the terminal valuation method in estimating fair value which assumes a business will be sold at the end of the projection period at a specific terminal value. Earnings and discounted cash flows were developed from our internal forecasts. Additionally, management must make an estimate of a weighted-average cost of capital to be used as a company-specific discount rate, which takes into account certain risk and size premiums, risk-free yields, and the capital structure of the industry. We have also considered other qualitative and quantitative factors including the regulatory environment that can significantly impact future earnings and cash flows and the effects of the volatile current economic environment. Changes in these projections or estimates could result in a reporting unit either passing or failing the first step in the goodwill impairment model.

If the fair value of a reporting unit is determined to be less than book value, a second step is performed to determine if goodwill is impaired, and if so, the amount of such impairment. In this process, an implied fair value for goodwill is estimated by allocating the fair value of the reporting unit to the applicable reporting unit’s assets and liabilities resulting in any excess fair value representing the implied fair value of goodwill. The amount by which carrying value exceeds the implied fair value represents the amount of goodwill impairment (see Note 7).

Intangible Assets—Intangible assets not subject to amortization consist of certain permits expected to be renewable indefinitely, water rights and certain service areas acquired in transactions which did not meet the definition of business combinations for accounting purposes, and are considered to have indefinite lives. Intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more often if certain circumstances indicate a possible impairment may exist. Amortized intangible assets consist primarily of acquired ICFA contract rights.

Pursuant to Rate Decision No. 71878 issued by the ACC on September 15, 2010 for the February 2009 filed rate cases for Santa Cruz, Palo Verde, Valencia, Greater Buckeye, Greater Tonopah and Willow Valley (the “2010 Regulatory Rate Decision”), ICFA funds received were accounted for as CIAC. The Company established a regulatory liability against the Company’s intangible assets balance to offset the value of the intangible assets related to the expected receipt of ICFA fees in the future. As of January 1, 2014 the Company had a regulatory liability balance of $11.4 million. However, in 2014, in conjunction with Rate Decision No. 74364, the ACC determined that ICFA funds were no longer to be recorded as CIAC, but rather approximately 70% of funds received should be recorded as HUF, with the remaining 30% to be deferred and recognized according to the Company’s ICFA revenue recognition policy (see Note 3). Accordingly, in 2014 30%, or $3.4 million, of the regulatory liability was reversed in connection with the recognition of the rate decision.

Debt Issuance Costs—In connection with the issuance of some of our long-term debt, we have incurred legal and other costs that we believe are directly attributable to realizing the proceeds of the debt issued. These costs are capitalized in other assets and amortized as interest expense using the effective interest method over the term of the respective debt. Amortization of debt issuance costs and discounts totaled $486,000 for the year ended December 31, 2015, of which $282,000 was for the write off of debt issuance costs related to the MidFirst loan which was retired in July 2015, and $204,000 was for the current year amortization. Amortization of debt issuance costs and discounts totaled $1.0 million for the year ended

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

December 31, 2014, of which $696,000 was for the write off of debt issuance costs and $327,000 was for the current year amortization. The 2014 write off of debt issuance costs was related to the Series 2012A and 2012B bonds and the Regions Term loan, which were retired in 2014.

Impairment of Long-Lived Assets—Management evaluates the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If an indicator of possible impairment exists, an undiscounted cash flow analysis would be prepared to determine whether there is an actual impairment. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using appraisals or valuation techniques such as the present value of expected future cash flows.

Advances and Contributions in Aid of Construction—The Company has various agreements with Developers and builders, whereby funds, water line extensions, or wastewater line extensions are provided to us by the Developers and are considered refundable advances for construction. These advances in aid of construction (“AIAC”) are non-interest-bearing and are subject to refund to the Developers through annual payments that are computed as a percentage of the total annual gross revenue earned from customers connected to utility services constructed under the agreement over a specified period. Upon the expiration of the agreements’ refunding period, the remaining balance of the advance becomes nonrefundable and at that time is considered CIAC. CIAC are amortized as a reduction of depreciation expense over the estimated remaining life of the related utility plant. For rate-making purposes, utility plant funded by advances and contributions in aid of construction are excluded from rate base. For the year ended December 31, 2014, the Company transferred $7.4 million of AIAC balances to CIAC for amounts for which the refunding period had expired. No AIAC balances were transferred to CIAC for the year ended December 31, 2015.

Fair Value of Financial Instruments—The carrying values of cash equivalents, trade receivables, and accounts payable approximate fair value due to the short-term maturities of these instruments. See Note 10 for information as to the fair value of our long-term debt. Our refundable AIAC have a carrying value of $61.5 million and $89.2 million as of December 31, 2015 and December 31, 2014, respectively. Portions of these non-interest-bearing instruments are payable annually through 2032 and amounts not paid by the contract expiration dates become nonrefundable. Their relative fair values cannot be accurately estimated because future refund payments depend on several variables, including new customer connections, customer consumption levels, and future rate increases. However, the fair value of these amounts would be less than their carrying value due to the non-interest-bearing feature.

Asset Retirement Obligations—Liabilities for asset retirement obligations are typically recorded at fair value in the period in which they are incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Our legal obligations for retirement reflect principally the retirement of wastewater treatment facilities, which are required to be closed in accordance with the Clean Closure Requirements of the Arizona Department of Environmental Quality (ADEQ). The Clean Closure Requirements of ADEQ for wastewater facilities are driven by a need to protect the environment from inadvertent contamination associated with the decommissioning of these systems. As such, our regulated subsidiaries incur asset retirement obligations. As of December 31, 2015 and December 31, 2014 we had provided $306,000 and $229,000 in certificates of deposit, respectively, or letters of credit to benefit ADEQ for such anticipated closure costs. Water systems, unlike wastewater systems, do not require Aquifer Protection Permits or the associated Clean Closure Requirement obligation.

Amounts recorded for asset retirement obligations are subject to various assumptions and determinations, such as determining whether a legal obligation exists to remove assets; estimating the fair value of the costs

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

of removal; estimating when final removal will occur; and determining the credit-adjusted, risk-free interest rates to be utilized on discounting future liabilities. Changes that may arise over time with regard to these assumptions will change amounts recorded in the future. Estimating the fair value of the costs of removal were determined based on third-party costs.

Segments—Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing operating performance. In consideration of ASC 280—Segment Reporting the Company notes it is not organized around specific products and services, geographic regions or regulatory environments. The Company currently operates in one geographic region within the State of Arizona, wherein each operating utility operates within the same regulatory environment.

While the Company reports its revenue, disaggregated by service type, on the face of its Statements of Operations, the Company does not manage the business based on any performance measure at the individual revenue stream level. The Company does not have any customers that contribute more than 10% to the Company’s revenues or revenue streams. Additionally we note that the CODM uses consolidated financial information to evaluate the Company’s performance, which is the same basis on which he communicates the Company’s results and performance to the Board of Directors. It is upon this consolidated basis from which he bases all significant decisions regarding the allocation of the Company’s resources on a consolidated level. Based on the information described above and in accordance with the applicable literature, management has concluded that the Company is currently organized and operated as one operating and reportable segment.

2.	NEW ACCOUNTING PRONOUNCEMENTS

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Auditing Standards Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which change the criteria for reporting discontinued operations and changing the disclosures for disposals that meet the definition under the new guidance. Under the new guidance, only disposals representing a strategic shift in a company’s strategy would be deemed a discontinued operation. To meet the definition of strategic shift, the disposal should have a major effect on the organization’s operations and financial results. Certain examples of the type of disposals that would qualify as a discontinued operation include a disposal of a major geographic area, a major line of business, or a major equity method investment. For those disposals that meet the criteria, expanded disclosures on assets, liabilities, income and expenses would apply. The Company’s adoption of ASU 2014-08 in the first quarter of 2015 did not have a material effect on our consolidated financial statements.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, which completes the joint effort between the FASB and IASB to converge the recognition of revenue between the two boards. The new standard affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets not included within other FASB standards. The guiding principal of the new standard is that an entity should recognize revenue in an amount that reflects the consideration to which an entity expects to be entitled for the delivery of goods and services. ASU 2014-09 may be adopted using either of two acceptable methods: (1) retrospective adoption to each prior period presented with the option to elect certain practical expedients; or (2) adoption with the cumulative effect recognized at the date of initial application and providing certain disclosures. To assess at which time revenue should be recognized, an entity should use the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation. For public

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

business entities, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within the reporting period. For private companies, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018 and interim reporting periods beginning after December 15, 2019. Earlier application is allowed in certain circumstances. The Company is currently assessing the impact that this guidance may have on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which defines management’s responsibility in evaluating whether there is substantial doubt about an organizations ability to continue as a going concern. The new standard provides that an entity’s management should evaluate whether conditions or events exist that would raise substantial doubt about an entity’s ability to continue as a going concern. If substantial doubt exists, the guidance provides principles and definitions to assist management in assessing the appropriate timing and content in their financial statement disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The adoption of ASU 2014-15 is not expected to have a material effect on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the associated debt liability, consistent with the accounting of debt discounts. The effects of this update are to be applied retrospectively as a change in accounting principal. For public business entities, ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The adoption of ASU 2015-03 will require the Company to reclassify debt issuance costs retrospectively beginning January 1, 2016. The Company is currently assessing the impact that this guidance may have on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in the classified statement of financial position. The purpose of this update is to simplify the presentation of deferred liabilities and assets. For public business entities, ASU 2015-17 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For private companies, the ASU is effective for financial statements for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company has elected to early adopt ASU 2015-17 and report the impact of such adoption prospectively, which change has been reflected in our 2015 financial statements.

3.	REGULATORY DECISION AND RELATED ACCOUNTING AND POLICY CHANGES

Our regulated utilities and certain other balances are subject to regulation by the ACC and meet the requirements for regulatory accounting found within ASC Topic 980, Regulated Operations.

In accordance with ASC Topic 980, rates charged to utility customers are intended to recover the costs of the provision of service plus a reasonable return in the same period. Changes to the rates, are made through formal rate applications, which we have done for all of our operating utilities and which are described below.

On July 11, 2012, we filed formal rate applications with the ACC to adjust the revenue requirements for seven utilities representing a collective rate increase of approximately 28% over 2011’s revenue. In August 2013, the Company entered into a settlement agreement with ACC Staff, the Residential Utility

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

Consumers Office, the City of Maricopa, and other parties to the rate case. The settlement required approval by the ACC’s Commissioners before it could take effect. In February 2014, the rate case proceedings were completed and the ACC issued Rate Decision No. 74364, effectively approving the settlement agreement. The rulings of the decision include, but are not limited to, the following:

•	For the Company’s utilities, adjusting for the condemnation of Valencia, a collective revenue requirement increase of $4.0 million based on 2011 test year service connections, phased-in over time, with the first increase in January 2015 as follows (in thousands of US$):

	Incremental	Cumulative
2015	$1,285	$1,285
2016	1,089	2,374
2017	335	2,709
2018	335	3,044
2019	335	3,379
2020	335	3,714
2021	335	4,049

Whereas this phase-in of additional revenues was determined using a 2011 test year, to the extent that the number of active service connections increases from 2011 levels, the additional revenues may be greater than the amounts set forth above.

•	Full reversal of the imputation of CIAC balances associated with funds previously received under ICFAs, as required in the Company’s last rate case. The reversal restores rate base or future rate base, and has a significant impact of restoring shareholder equity on the balance sheet.

•	The Company has agreed to not enter into any new ICFAs. Existing ICFAs will remain in place, but a portion of future payments to be received under the ICFAs will be considered as hook-up fees, which are accounted for as CIAC once expended on plant.

•	A 9.5% return on common equity will be adopted.

•	None of the Company’s utilities will file another rate application before May 31, 2016. GWRI’s subsidiaries, Santa Cruz Water Company (“Santa Cruz”) and Palo Verde Utilities Company (“Palo Verde”) may not file for another rate increase before May 31, 2017.

The following provides additional discussion on accounting and policy changes resulting from Rate Decision No. 74364.

Infrastructure Coordination and Financing Agreements—ICFAs are agreements with developers and homebuilders whereby the GWRI parent company, which owns the operating utilities, provides services to plan, coordinate and finance the water and wastewater infrastructure that would otherwise be required to be performed or subcontracted by the developer or homebuilder.

Under the ICFAs, GWRI has a contractual obligation to ensure physical capacity exists through its regulated utilities for water and wastewater to the landowner/developer when needed. This obligation persists regardless of connection growth. Fees for these services are typically a negotiated amount per equivalent dwelling unit for the specified development or portion of land. Payments are generally due in installments, with a portion due upon signing of the agreement, a portion due upon completion of certain milestones, and the final payment due upon final plat approval or sale of the subdivision. The payments are non-refundable. The agreements are generally recorded as a lien against the land and must be assumed in the event of a sale or transfer. The regional planning and coordination of the infrastructure in the various service areas has been an important part of GWRI’s business model.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

Prior to January 1, 2010, GWRI accounted for funds received under ICFAs as revenue once the obligations specified in the ICFA were met. As these arrangements are with developers and not with the end water or wastewater customer, the timing of revenue recognition coincided with the completion of GWRI’s performance obligations under the agreement with the developer and with GWRI’s ability to provide fitted capacity for water and wastewater service through its regulated subsidiaries.

The 2010 Regulatory Rate Decision established new rates for the recovery of reasonable costs incurred by the utilities and a return on invested capital. In determining the new annual revenue requirement, the ACC imputed a reduction to rate base for all amounts related to ICFA funds collected by the Company that the ACC deemed to be CIAC for rate making purposes. As a result of the decision by the ACC, GWRI changed its accounting policy for the accounting of ICFA funds. Effective January 1, 2010, GWRI recorded ICFA funds received as CIAC. Thereafter, the ICFA-related CIAC was amortized as a reduction of depreciation expense over the estimated depreciable life of the utility plant at the related utilities. The balance of ICFA-related CIAC, net of accumulated amortization, totaled approximately $64.1 million as of January 1, 2014.

With the issuance of Rate Decision No. 74364, in February 2014, the ACC changed how ICFA funds would be characterized and accounted for going forward. Most notably, ICFA funds would no longer be required to reduce future rates as a result of the ratemaking process. We have eliminated the CIAC liability that is no longer required and reversed the associated regulatory liability brought about by Rate Decision No. 74364 by recording a gain of $50.7 million for the year ended December 31, 2014. ICFA funds which were already received or which had become due prior to the date of Rate Decision No. 74364 would be accounted for in accordance with the Company’s ICFA revenue recognition policy that had been in place prior to the 2010 Regulatory Rate Decision. For ICFA funds to be received in the future, Rate Decision No. 74364 prescribes that 70% of ICFA funds to be received by the Company will be recorded in the associated utility subsidiary as a HUF liability, with the remaining 30% to be recorded as deferred revenue, to be accounted for in accordance with the Company’s ICFA revenue recognition policy.

The Company will account for the portion allocated to the HUF as a CIAC contribution. However, in accordance with the ACC directives the CIAC is not deducted from rate base until the HUF funds are expended for utility plant. Such funds will be segregated in a separate bank account and used for plant. A HUF liability will be established and will be amortized as a reduction of depreciation expense over the useful life of the related plant once the HUF funds are utilized for the construction of plant. For facilities required under a HUF or ICFA, the utilities must first use the HUF moneys received, after which, it may use debt or equity financing for the remainder of construction. The Company will record the 30% as deferred revenue, which is to be recognized as revenue once the obligations specified within the ICFA are met. As of December 31, 2015 and December 31, 2014, ICFA deferred revenue recorded on the consolidated balance sheet totaled $19.7 million, which represents deferred revenue recorded for ICFA funds received on contracts that had become due prior to Rate Decision No. 74364. For ICFA contracts coming due after Rate Decision No. 74364, 30% will be added to this balance with the remaining 70% recorded to a HUF liability.

Regulatory asset—Under ASC Topic 980, rate regulated entities defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate making process in a period different from the period in which they would have been reflected in income by an unregulated company. Certain costs associated with our rate cases have been deferred on our balance sheet as regulatory assets as approved by the ACC. At December 31, 2015 and December 31, 2014, the Company had one regulatory asset in the amount of $227,000 and$400,000, respectively, related to costs incurred in connection with our most recent rate case. This amount began to amortize in January 2015, and will amortize over a three-year period, which period is aligned with the phase-in of the new rates provided by Rate Decision No. 74364. In addition, there was a decrease of approximately $50,000 in the regulatory asset associated with the condemnation of Valencia.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

Intangible assets / Regulatory liability—The Company had previously recorded certain intangible assets related to ICFA contracts obtained in connection with our Santa Cruz, Palo Verde and Sonoran Utility Services (“Sonoran”) acquisitions. The intangible assets represented the benefits to be received over time by virtue of having those contracts. Prior to January 1, 2010, the ICFA-related intangibles were amortized when ICFA funds were recognized as revenue. Effective January 1, 2010, in connection with the 2010 Regulatory Rate Decision, these assets became fully offset by a regulatory liability of $11.2 million since the imputation of ICFA funds as CIAC effectively resulted in the Company not being able to benefit (through rates) from the acquired ICFA contracts.

Effective January 1, 2010, the gross ICFAs intangibles began to be amortized when cash was received in proportion to the amount of total cash expected to be received under the underlying agreements. However, such amortization expense was offset by a corresponding reduction of the regulatory liability in the same amount.

As a result of Rate Decision No. 74364, the Company changed its policy around the ICFA related intangible assets. As discussed above, pursuant to Rate Decision No. 74364, approximately 70% of ICFA funds to be received in the future will be recorded as a HUF at the Company’s applicable utility subsidiary. The remaining approximate 30% of future ICFA funds will be recorded at the parent company level and will be subject to the Company’s ICFA revenue recognition accounting policy. Since the Company now expects to experience an economic benefit from the 30% portion of future ICFA funds, 30% of the regulatory liability, or $3.4 million, was reversed during the three months ended March 31, 2014. The remaining 70% of the regulatory liability, or $7.9 million, will continue to be recorded on the balance sheet. At December 31, 2015 and December 31, 2014, this was the Company’s sole regulatory liability.

Subsequent to Rate Decision No. 74364, the intangible assets will continue to amortize when the corresponding ICFA funds are received in proportion to the amount of total cash expected to be received under the underlying agreements. The recognition of amortization expense will be partially offset by a corresponding reduction of the regulatory liability.

Income taxes—As a result of the additional revenues expected to be provided by Rate Decision No. 74364, as well as other factors, the Company performed an evaluation of its deferred income taxes and determined that sufficient evidence now exists that the majority of the Company’s net deferred tax assets will be utilized in the future. Accordingly in 2014, the Company reversed substantially all of the deferred tax asset valuation allowance previously recorded (see Note 11).

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2015 and December 31, 2014 consist of the following (in thousands of US$):

	December 31, 2015	December 31, 2014	Average Depreciation Life (in years)
PROPERTY, PLANT AND EQUIPMENT:
Mains/lines/sewers	$113,318	$138,116	47
Plant	64,983	79,983	25
Equipment	27,961	44,286	10
Meters	4,253	6,336	12
Furniture, fixture and leasehold improvements	386	430	8
Computer and office equipment	1,022	1,006	5
Software	177	163	3
Land and land rights	752	986
Other	148	139
Construction work-in-process	45,244	47,550

Total property, plant and equipment	258,244	318,995
Less accumulated depreciation	(64,092)	(78,571)

Net property, plant and equipment	$194,152	$240,424

5.	ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2015 and December 31, 2014 consist of the following (in thousands of US$):

	December 31, 2015	December 31, 2014
Billed receivables	$1,326	$1,523
Less allowance for doubtful accounts	(194)	(158)

Accounts receivable—net	$1,132	$1,365

The following table summarizes the allowance for doubtful accounts activity as of and for the years ended December 31, 2015 and December 31, 2014 (in thousands of US$):

	December 31, 2015	December 31, 2014
Beginning balance	$(158)	$(102)
Allowance additions	(36)	(92)
Write-offs	12	57
Recoveries	(12)	(21)

Ending balance	$(194)	$(158)

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

6.	EQUITY METHOD INVESTMENT AND CONVERTIBLE NOTE

On June 5, 2013, the Company sold Global Water Management, LLC (“GWM”) to an investor group led by a private equity firm that specializes in the water industry. GWR was a wholly-owned subsidiary of GWRI that owned and operated the FATHOM business (“FATHOM”). In connection with the sale of GWM, the Company made an investment in the FATHOM Partnership. This limited partnership investment is accounted for under the equity method due to our investment being considered more than minor.

The original investment in FATHOM consisted of an investment of $750,000 in the Series A preferred units and $98,000 of common units. Additionally, GWRI invested $750,000 in a 10% convertible promissory note of GWM with an original maturity of December 31, 2014. We accounted for this investment in accordance with relevant accounting guidance for debt and equity securities which requires the fair value measurement of the investment pursuant to ASC Topic 820, Fair Value Measurement. The fair value of the investment in the convertible notes at initial recognition was determined using the transaction price, of which the price paid by the Company was consistent with the price paid by third party investors for comparable convertible notes.

In November 2014, FATHOM experienced a qualified financing event (qualified financing was defined as an equity financing by FATHOM Partnership in which FATHOM Partnership sells its units for at least $1.75 per unit and the aggregate proceeds from such financing was at least $15 million, exclusive of convertible note amounts converted). At the time of the qualified financing, the convertible promissory note was converted into Series B Preferred Units, and accounted for under the equity method. The Company’s resulting ownership of common and preferred units represented an approximate 8.0% ownership (on a fully diluted basis).

In conjunction with the qualified financing, our equity interest in the Series A and Series B preferred shares was adjusted in accordance with ASC 323, wherein we recorded a gain of $1.0 million in the fourth quarter of 2014. The adjustment to the carrying value of our investments was calculated using our proportionate share of FATHOM’s adjusted net equity. The gain was recorded within other income and expense in our consolidated statement of operations. The carrying value of our investment consisted of a balance of $821,000 as of December 31, 2015 and $1.2 million as of December 31, 2014, and reflects our initial investment, the adjustment related to the qualified financing and our proportionate share of FATHOM’s cumulative losses.

We evaluate our investment in FATHOM Partnership/GWM for impairment whenever events or changes in circumstances indicate that the carrying value of our investment may have experienced an “other-than-temporary” decline in value. Since the sale of GWM, the losses incurred on the investment were greater than anticipated; however, based upon our evaluation of various relevant factors, including the recent equity event and the ability of FATHOM to achieve and sustain an earnings capacity that would justify the carrying amount of our investment, as of December 31, 2015 we do not believe the investment to be impaired.

We have evaluated whether GWM qualifies as a variable interest entity (“VIE”) pursuant to the accounting guidance of ASC 810, Consolidations. Considering the potential that the total equity investment in FATHOM Partnership/GWM may not be sufficient to absorb the losses of FATHOM, we believe it is currently appropriate to view GWM as a VIE. However, considering GWRI’s minority interest and limited involvement with the FATHOM business, the Company would not be required to consolidate the financial statements of GWM. Rather, we have accounted for our investment under the equity method.

7.	GOODWILL AND INTANGIBLE ASSETS

The carrying value of goodwill was zero as of December 31, 2015. With the condemnation of Valencia, $12.7 million of goodwill was written off. An impairment of $176,000 was recorded against the goodwill

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

recorded in the Willow Valley reporting unit during 2015, to bring its carrying value down to $223,000, which balance was reclassified as held for sale as of December 31, 2015. The carrying value of goodwill was $13.1 million as of December 31, 2014, which included balances of $12.7 million and $398,000 in the Valencia and Willow Valley reporting units, respectively.

Intangible assets at December 31, 2015 and December 31, 2014 consisted of the following (in thousands of US$):

	December 31, 2015			December 31, 2014
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
INDEFINITE LIVED INTANGIBLE ASSETS:
CP Water CC&N service area	$1,532	$—	$1,532	$1,532	$—	$1,532
Intangible trademark	13	—	13	13	—	13

	1,545	—	1,545	1,545	—	1,545
AMORTIZED INTANGIBLE ASSETS:
Acquired ICFAs	17,978	(12,154)	5,824	17,978	(12,154)	5,824
Sonoran contract rights	7,406	(2,003)	5,403	7,406	(2,003)	5,403

	25,384	(14,157)	11,227	25,384	(14,157)	11,227

Total intangible assets	$26,929	$(14,157)	$12,772	$26,929	$(14,157)	$12,772

Acquired ICFAs and Sonoran contract rights are amortized when cash is received in proportion to the amount of total cash expected to be received under the underlying agreements. Due to the uncertainty of the timing of when cash will be received under ICFA agreements and contract rights, we cannot reliably estimate when the remaining intangible assets’ amortization will be recorded. No amortization was recorded for these balances for the years ended December 31, 2015 and December 31, 2014.

8.	TRANSACTIONS WITH RELATED PARTIES

On January 19, 2016, GWRC announced that it has agreed to pursue a proposed transaction with the Company that will result in, subject to the satisfaction of shareholder approval and certain other conditions, GWRC merging with and into the Company (the “Proposed Transaction”). The Proposed Transaction is part of the Company’s overall plan to simplify its corporate structure by eliminating one level of holding company ownership, refinance its outstanding tax-exempt bonds on more favorable terms (as described below), improve liquidity for shareholders over the medium to long-term and have a single governing jurisdiction in the U.S., where all of the assets, operations and employees of the business are located. As a result of the merger, GWRC will cease to exist as a British Columbia corporation and the Company, governed by the corporate laws of the State of Delaware, will be the surviving entity. The Proposed Transaction is conditional upon the concurrent completion of a proposed initial public offering of shares of common stock of the Company in the United States (the “U.S. IPO”). The Company has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission in connection with the U.S. IPO.

On completion of the Proposed Transaction, the Company will have the right to redeem all of its outstanding tax-exempt bonds at a price of 103% of the principal amount, plus interest accrued at the redemption date. As of December 31, 2015, the principal balance of such bonds was U.S.$106.7 million. Following completion of the Proposed Transaction, the Company plans to refinance these bonds and, based on discussions with lenders, believes it can reduce the effective interest rate on the outstanding

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

balance by 75 to 150 basis points. The refinancing of the Company’s tax-exempt bonds at reduced interest or at all will depend on a number of factors that are beyond its control including market conditions, and therefore the completion of the bond refinancing cannot be assured. For a description of our tax exempt bonds, see Note 10.

Subject to the satisfaction of all application conditions, including the requisite shareholder approval and those conditions relating to the U.S. IPO, the Proposed Transaction is expected to close in the second quarter of 2016.

We provide medical benefits to our employees through our participation in a pooled plan sponsored by an affiliate of a shareholder and director of the Company. Medical claims paid to the plan were approximately $493,000 and $532,000 for the years ended December 31, 2015 and December 31, 2014, respectively.

GWRC was organized in 2010 and holds an approximate 47.8% interest in the Company. GWRC is not part of the consolidated Company. GWRC has no employees and GWRI provides for the ongoing management and general administration of all of GWRC’s business affairs pursuant to a management agreement between GWRC and GWRI to provide such services. Accordingly, GWRC is economically dependent on the Company. Services provided by the Company under the management agreement are provided at no charge to GWRC, and are not monetarily significant. However, GWRC does incur certain costs not covered by the management agreement. These include GWRC’s accounting fees, listing fees and other costs directly associated with operating as a publicly traded company. Whereas GWRC does not expect to generate cash flows from operating activities, the operating costs incurred by GWRC and other cash requirements are paid by the Company. Amounts paid by GWRI on GWRC’s behalf during the years ended December 31, 2015 and December 31, 2014 totaled $1.4 million and $505,000, respectively. The Company accounts for such payments as equity distributions to GWRC.

For the years ended December 31, 2015 and December 31, 2014, the Company provided cash advances of approximately $12.7 million and $519,000 to satisfy GWRC’s short term cash obligations, respectively. The amount advanced is utilized to fund GWRC’s monthly dividend and other cash requirements, as needed. The residual balance of the cash advance is presented on the Company’s balance sheet in due from related party. The related party balance will be reduced upon dividend declaration, when the amount declared is presented as a reduction in equity. As of December 31, 2014, the balance of the advance was $188,000. As of December 31, 2015, the balance of the advance was zero.

GWM has historically provided billing, customer service and other support services for the Company’s regulated utilities. Amounts collected by GWM from the Company’s customers that GWM has not yet remitted to the Company are included within the ‘due from related party’ caption on the Company’s consolidated balance sheet. As of December 31, 2015 and December 31, 2014, the unremitted balance totaled $306,000 and $457,000, respectively. Notwithstanding the sale of GWM on June 5, 2013, FATHOM will continue to provide these services to the Company’s regulated utilities under a long-term service agreement. Based on current service connections, we estimate that fees to be paid to GWM for FATHOM services will be $7.72 per water account/month, which is an annual rate of approximately $1.8 million. For the years ended December 31, 2015 and December 31, 2014 the Company incurred FATHOM service fees of approximately $2.2 million and $2.4 million, respectively.

Pursuant to the purchase agreement for the sale of GWM, the Company is entitled to quarterly royalty payments based on a percentage of certain of GWM’s recurring revenues for a 10-year period, up to a maximum of $15.0 million. In addition, the Company entered into a services agreement with GWM whereby the Company has agreed to use the FATHOM™ platform for all of its regulated utility services for an initial term of 10 years. The services agreement is automatically renewable thereafter for successive 10-year periods, unless notice of termination is given prior to any renewal period. The services agreement may be terminated by either party for default only and the termination of the services agreement will also

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

result in the termination of the royalty payments payable to the Company. The Company made the election to record these quarterly royalty payments prospectively in income as the amounts are earned. Royalties recorded within other income totaled approximately $326,000 and $272,000 for the years ended December 31, 2015 and December 31, 2014, respectively.

As part of the condemnation of Valencia the Company paid FATHOM $74,000 for consulting services rendered in relation to the transfer of customer data to Buckeye.

9.	ACCRUED EXPENSES

Accrued expenses at December 31, 2015 and December 31, 2014 consist of the following (in thousands of US$):

	December 31, 2015	December 31, 2014
Deferred compensation	$598	$1,551
Interest	877	1,066
Property taxes	958	1,038
Other accrued expenses	2,704	3,177

Total accrued expenses	$5,137	$6,832

10.	DEBT

The outstanding balances and maturity dates for short-term (including the current portion of long-term debt) and long-term debt as of December 31, 2015 and December 31, 2014 are as follows (in thousands of US$):

	December 31, 2015		December 31, 2014
	Short-term	Long-term	Short-term	Long-term
BONDS PAYABLE—
5.450% Series 2006, maturing December 1, 2017	$1,000	$1,040	$930	$2,025
5.600% Series 2006, maturing December 1, 2022	—	6,215	—	6,215
5.750% Series 2006, maturing December 1, 2032	—	23,370	—	23,370
6.550% Series 2007, maturing December 1, 2037—net of unamortized discount of $338 at December 31, 2015 and $359 at December 31, 2014	700	50,177	660	50,856
6.375% Series 2008, maturing December 1, 2018	185	435	185	635
7.500% Series 2008, maturing December 1, 2038	—	23,235	—	23,235

	1,885	104,472	1,775	106,336
TERM LOAN—
LIBOR plus 3.00% MidFirst Term Loan, maturing November 10, 2024	—	—	788	20,929
OTHER LOANS—
Capital lease obligations	109	178	90	226

Total debt	$1,994	$104,650	$2,653	$127,491

Tax Exempt Bonds—We issued tax exempt bonds through The Industrial Development Authority of the County of Pima in the amount of $36,495,000 on December 28, 2006; $53,624,000, net of a discount of $511,000, on November 19, 2007; and $24,550,000 on October 1, 2008. The Series 2006, 2007 and 2008 bonds have interest payable semiannually on the first of June and December. Recurring annual payments of

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

principal are payable annually on the first of December for the Series 2006, 2007 and 2008 Bonds. Proceeds from these bonds were used for qualifying costs of constructing and equipping the water and wastewater treatment facilities of our subsidiaries, Palo Verde and Santa Cruz. The Company has not granted any deed of trust, mortgage, or other lien on property of Santa Cruz or Palo Verde. These bonds are secured by a security agreement that gives the trustee rights to the net operating income generated by our Santa Cruz and Palo Verde utilities. The bonds are subject to an early redemption option at 103%, plus accrued interest, in the event of the Company’s listing on a US stock exchange. The tax exempt bonds require we maintain a minimum debt service coverage ratio of 1.10:1.00, tested annually based on the combined operating results of our Santa Cruz and Palo Verde utilities.

2012 Financings—On June 29, 2012, we secured $25,000,000 of financing consisting of $7,625,000 of tax-exempt revenue bonds (the “Series 2012A Bonds”) and $6,375,000 taxable revenue bonds (the “Series 2012B Bonds”) through The Industrial Development Authority of the County of Pima, and an $11,000,000 term loan through Regions Bank (the “2012 Term Loan”).

These loans had semiannual interest payments and annual principal payments, which commenced December 1, 2012. The Series 2012A Bonds accrued interest at a rate of 65% of LIBOR plus 242 or 292 basis points (“bps”) depending on debt service coverage ratios, and the Series 2012B Bonds accrued interest at a rate of LIBOR plus 250 or 300 bps also depending upon debt service coverage ratios. The 2012 Term Loan accrued interest at a rate of LIBOR plus 325 bps. The Series 2012A Bonds, Series 2012B Bonds and 2012 Term Loan were retired in November 2014, with the addition of the MidFirst Term Loan in November 2014.

Prior to retirement, we amended the 2012 Term Loan with Regions Bank in March 2014. In conjunction with the amendment to the 2012 Term Loan, on March 31, 2014, the Company agreed to make an unscheduled $1,000,000 prepayment to Regions Bank representing a portion of the term loan principal payment that was previously scheduled to be paid December 1, 2014.

MidFirst Term Loan—In November 2014, we secured a $21.8 million term loan from MidFirst bank (“MidFirst Term Loan”). Principal and interest are paid monthly with payments calculated using a 20 year amortization schedule. The MidFirst Term Loan accrued interest at a variable rate of LIBOR plus 300 basis points. The note was collateralized with a security interest from customer payments for the remaining utilities included within West Maricopa Combine, Inc. The note had a maturity date in November 2024, but was retired early in July 2015 with proceeds received from the condemnation of Valencia, at which time we incurred and paid a prepayment penalty of approximately $213,000.

As of December 31, 2015, the Company was in compliance with its financial debt covenants.

At December 31, 2015, the remaining aggregate annual maturities of our debt and minimum lease payments under capital lease obligations for the years ended December 31 are as follows (in thousands of US$):

	Debt	Capital Lease Obligations
2016	$1,885	$127
2017	1,995	103
2018	2,120	67
2019	2,480	21
2020	2,640	—
Thereafter	95,575	—

Subtotal	$106,695	$318
Less: amount representing interest	—	(31)

Total	$106,695	$287

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

At December 31, 2015, the carrying value of the non-current portion of long-term debt was $104.7 million, with an estimated fair value of $116.7 million. At December 31, 2014, the carrying value of the non-current portion of long-term debt was $127.5 million, with an estimated fair value of $143.1 million. The fair value of our debt was estimated based on interest rates considered available for instruments of similar terms and remaining maturities.

11.	INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company does not have any uncertain tax positions.

The income tax benefit from continuing operations for the years ended December 31, 2015 and December 31, 2014 is comprised of (in thousands of US$):

	2015
	Federal	State	Total
Current income tax expense	$63	—	63
Deferred income tax expense	17,735	2,825	20,560

Income tax expense	$17,798	2,825	20,623

	2014
	Federal	State	Total
Current income tax benefit	$(10)	(1)	(11)
Deferred income tax benefit	(15,472)	(1,512)	(16,984)

Income tax benefit	$(15,482)	(1,513)	(16,995)

The income tax benefit for the year ended December 31, 2015 and December 31, 2014 differs from the amount that would be computed using the federal statutory income tax rate due to the following (in thousands of US$):

	Years Ended December 31,
	2015	2014
Computed federal tax expense at statutory rate	$14,275	16,298
State income taxes—net of federal tax benefit	1,865	2,056
Gain on condemnation of Valencia	4,312	—
Valuation allowance	—	(35,800)
Other differences	171	451

Income tax expense	$20,623	(16,995)

ASC Topic 740, Income Taxes, prescribes the method to determine whether a deferred tax asset is realizable and significant weight is given to evidence that can be objectively verified. During 2012, as a result of the cumulative losses experienced over the prior three years, which under the accounting standard represented significant objective negative evidence and prohibited the Company from considering projected income, we concluded that a full valuation allowance should be recorded against our net deferred tax assets. As

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

mentioned in Note 3 above, as a result of the additional revenues expected to be provided by Rate Decision No. 74364, as well as other factors, the Company re-evaluated its deferred income taxes and determined that sufficient evidence now exists that the majority of the Company’s net deferred tax assets will be utilized in the future. Accordingly, during the year ended December 31, 2014, the Company reversed substantially all of the deferred tax valuation allowance of $35.8 million recorded as of December 31, 2013. As of December 31, 2015 and December 31, 2014, the valuation allowance totaled $8,500, which relates to state net operating loss carryforwards expected to expire prior to utilization.

The following table summarizes the Company’s temporary differences between book and tax accounting that give rise to the deferred tax assets and deferred tax liabilities, including the valuation allowance, as of December 31, 2015 and December 31, 2014 (in thousands of US$):

	December 31, 2015	December 31, 2014
DEFERRED TAX ASSETS:
Taxable meter deposits	$46	$711
Net operating loss carry forwards	5,322	4,785
Balterra intangible asset acquisition	336	336
Deferred gain on Sale of GWM	1,705	921
Contributions in aid of construction	—	—
Deferred gain on ICFA funds received	7,346	7,364
Regulatory liability related to intangible assets	—	2,933
Equity investment loss	333	210
Property, plant and equipment	863	1,669
Other	482	761

Total deferred tax assets	16,433	19,690
Valuation allowance	(9)	(9)

Net deferred tax asset	16,424	19,681

DEFERRED TAX LIABILITIES:
CP Water intangible asset acquisition	(571)	(572)
ICFA intangible asset	(141)	(2,712)
Gain on condemnation of Valencia	(19,876)	—

Total deferred tax liabilities	(20,588)	(3,284)

Net deferred tax asset	$(4,164)	$16,397

As of December 31, 2015, we have approximately $14.9 million in federal net operating loss (“NOL”) carry forwards and $7.8 million in state NOLs available to offset future taxable income, with the NOLs expiring in 2029-2032 for the federal return and expiring in 2016-2032 for the state return (effective for the 2012 tax year and thereafter, state NOLs for the state of Arizona expire after 20 years).

12.	DEFERRED COMPENSATION AWARDS

Stock-based compensation—Stock-based compensation related to option awards is measured based on the fair value of the award. The fair value of stock option awards is determined using a Black-Scholes option-pricing model. We recognize compensation expense associated with the options over the vesting period.

At December 31, 2015 and December 31, 2014, there were options to acquire 431 shares of common stock of GWRI outstanding. The options were all vested and exercisable as of each date. The stock options have a remaining contractual life of approximately 2.5 years and have an exercise price of $870.66 per share.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

GWRC stock option grant—In January 2012, GWRC’s Board of Directors granted options to acquire 385,697 GWRC common shares to nine employees of GWRI in lieu of paying cash bonuses for 2011. The options vested in equal installments over the eight quarters of 2012 and 2013, with exercise prices of C$7.50 and C$4.00 per share and expire four years after the date of issuance. We accounted for the GWRC stock option grant in accordance with ASC 323, Investment-Equity Method & Joint Ventures. The Company remeasured the fair value of the award at the end of each period until the options fully vested as of December 31, 2013.

In the third quarter of 2015, 59,636 GWRC options were exercised by two individuals. As of December 31, 2015, 209,591 GWRC options were outstanding compared to 269,227 as of December 31, 2014. Total GWRC stock options forfeited due to attrition or the sale of GWM totaled 116,470. The 209,591 options outstanding as of December 31, 2015 expired in January 2016.

There was no stock-based compensation expense recorded during the years ended December 31, 2015 and December 31, 2014.

Phantom stock compensation—On December 30, 2010, we adopted a phantom stock unit plan authorizing the directors of the Company to issue phantom stock units (“PSUs”) to our employees. The value of the PSUs issued under the plan tracks the performance of GWRC’s shares and gives rise to a right of the holder to receive a cash payment the value of which, on a particular date, will be the market value of the equivalent number of shares of GWRC at that date. The issuance of PSUs as a core component of employee compensation is intended to strengthen the alignment of interests between the employees of the Company and the shareholders of GWRC by linking their holdings and a portion of their compensation to the future value of the common shares of GWRC.

On December 30, 2010, 350,000 PSUs were issued to members of management, with an initial value of approximately $2.6 million. The PSUs were accounted for as liability compensatory awards under ASC 710, Compensation—General, rather than as equity awards. The PSU awards are remeasured each period based on the present value of the benefits expected to be provided to the employee upon vesting, which benefits are based on GWRC’s share price multiplied by the number of units. The present value of the benefits was recorded as expense in the Company’s financial statements over the related vesting period. The December 30, 2010 PSUs vested at the end of four years from the date of their issuance. There is no exercise price attached to PSU awards. The remaining value of these PSUs, $1.3 million, was paid to the holders in January 2015.

In January 2012, 135,079 additional PSUs were issued to nine members of management as a reward for performance in 2011. The PSUs issued to management vested ratably over 12 consecutive quarters beginning January 1, 2012 and were accounted for as liability compensatory awards similar to the PSUs issued in December 2010. These PSUs were remeasured each period and a liability was recorded equal to GWRC’s closing share price on the period end date multiplied by the number of units vested. As of December 31, 2015 no additional PSUs remain outstanding. For the year ended December 31, 2015, $38,000 was paid to the holders for these vested PSUs. For the year ended December 31, 2014, $469,000 was paid to the holders for these vested PSUs.

During the first quarter of 2013, 76,492 PSUs were issued to nine members of management as a reward for performance in 2012. The PSUs issued to management vest ratably over 12 consecutive quarters beginning January 1, 2013 and are accounted for as liability compensatory awards similar to the PSUs issued in December 2010 and January 2012. These PSUs were remeasured each period and a liability was recorded equal to GWRC’s closing share price on the period end date multiplied by the number of units vested. As of December 31, 2015, 5,479 of these PSUs remain outstanding. For the year ended December 31, 2015, $110,000, was paid to holders for these vested PSUs, with the remaining value of the PSUs, $29,000, paid out to holders in January 2016. For the year ended December 31, 2014, $178,000 was paid to the holders for these vested PSUs.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

During the first quarter of 2014, 8,775 PSUs were issued to three members of management as a reward for performance in 2013. These PSUs vest ratably over 12 consecutive quarters beginning January 1, 2014. As of December 31, 2015, 1,856 of these PSUs remain outstanding. For the year ended December 31, 2015, $7,000, was paid to holders for these vested PSUs. For the year ended December 31, 2014, $10,000 was paid to the holders for these vested PSUs.

During the first quarter of 2015, 28,828 PSUs were issued to two members of management as a reward for performance in 2014. These PSUs vest ratably over 12 consecutive quarters beginning January 1, 2015. As of December 31, 2015, 21,621 of these PSUs remain outstanding. For the year ended December 31, 2015, $38,000, was paid to holders for these vested PSUs.

Stock appreciation rights compensation—In January 2012, in an effort to reward employees for their performance in 2011 as well as to recognize performance since 2007, the last year the Company paid bonuses, we adopted a stock appreciation rights plan authorizing the directors of the Company to issue stock appreciation rights (“SARs”) to our employees. The value of the SARs issued under the plan track the performance of GWRC’s shares. Each holder of the January 2012 award had the right to receive a cash payment amounting to the difference between C$4.00 per share (the “exercise price”) and the closing price of GWRC’s common shares on the exercise date, provided that the closing price was in excess of C$4.00 per share. In total, 152,091 SARs were issued to employees below the senior management level, and zero remain outstanding as of December 31, 2015. The SARs vested in equal installments over the four quarters of 2012 and expired four years after the date of issuance. Holders of SARs could exercise their awards once they vested. Individuals who voluntarily or involuntarily leave the Company forfeit their rights under the awards. For the year ended December 31, 2015, $69,000, was paid to holders for these vested SARs. For the year ended December 31, 2014, $9,000, was paid to holders for these vested SARs.

SARs are accounted for as liability compensatory awards under ASC 710, Compensation—General, rather than as equity awards. The 2012 SAR awards were remeasured each period based on GWRC’s share price relative to the C$4.00 per share exercise price. To the extent that GWRC’s share price exceeded C$4.00 per share, a liability was recorded in other accrued liabilities in the Company’s financial statements representing the present value of the benefits expected to be provided to the employee upon exercise.

In the third quarter of 2013, the Company granted 100,000 SARs to a key executive of the Company. These SARs vest ratably over sixteen quarters from the grant date and give the employee the right to receive a cash payment amounting to the difference between C$2.00 per share exercise price and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of C$2.00 per share. The exercise price was determined by taking the weighted average share price of the five days prior to July 1, 2013. As of December 31, 2015, 92,500 of these SARs remain outstanding. For the year ended December 31, 2015, $37,000, was paid to the holder for these vested SARs.

In the fourth quarter of 2013, the Company granted 100,000 SARs to a newly hired officer of the Company. These SARs vest ratably over sixteen quarters from the grant date and give the employee the right to receive a cash payment amounting to the difference between C$3.38 per share exercise price and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of C$3.38 per share. The exercise price was determined by taking the weighted average share price of the 30 days prior to November 14, 2013. As of December 31, 2015, 100,000 of these SARs remain outstanding.

In the first quarter of 2015, the Company granted 299,000 SARs to seven members of management. These SARs vest ratably over 16 quarters from the grant date and give the employee the right to receive a cash payment amounting to the difference between the C$5.35 per share exercise price and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of C$5.35 per share. The exercise price was determined to be the fair market value of one share of stock on the grant date of February 11, 2015. As of December 31, 2015, 299,000 of these SARs remain outstanding.

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

In the second quarter of 2015, the Company granted 300,000 SARs to two key executives of the Company. These SARs vest over 16 quarters, vesting 20% per year for the first three years, with the remainder vesting in year four. The SARs give the employee the right to receive a cash payment amounting to the difference between the C$6.44 per share exercise price and the closing price of GWRC’s common shares on the exercise date, provided that the closing price is in excess of C$6.44 per share. The exercise price was determined to be the fair market value of one share of stock on the grant date of May 8, 2015. As of December 31, 2015, 300,000 of these SARs remain outstanding.

The Company recorded approximately $695,000 and $1.3 million of compensation expense related to the PSUs and SARs for the years ended December 31, 2015 and December 31, 2014, respectively. Based on GWRC’s closing share price on December 31, 2015 deferred compensation expense to be recognized over future periods is estimated for the years ending December 31 as follows (in thousands of US$):

	PSU	SARs
2016	$61	$345
2017	53	276
2018	—	206
2019	—	$25

Total	$114	$852

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following is supplemental cash flow information for the years ended December 31, 2015 and December 31, 2014 (in thousands of US$):

	Years Ended
	December 31, 2015	December 31, 2014
Cash paid for interest	$7,475	$8,116
Capital expenditures included in accounts payable and accrued liabilities	184	253
Bond reserve funds used to repay bond debt	—	1,833
Equity method investment gain on recapitalization of FATHOM	—	1,088

14.	COMMITMENTS AND CONTINGENCIES

Commitments—Prior to the sale of GWM, we leased certain office space in Arizona under operating leases with terms that expire in February 2016. The operating lease agreements are between GWM and the landlord. Accordingly, effective June 5, 2013, the Company is no longer a party under the lease agreements. Nevertheless, GWRI continues to utilize a portion of the office space covered under the lease agreements. The Company leases certain office space from GWM for approximately $5,000 per month. Rent expense arising from the operating leases totaled approximately $64,000 and $70,000 for the years months ended December 31, 2015 and December 31, 2014, respectively.

See also Note 8 regarding our commitment to provide services to GWRC.

Contingencies—Legal Matters—Global Water Resources, Inc v. Sierra Negra Ranch, LLC and New World Properties, Inc (American Arbitration Association Case No. 76 198 Y 0010411 & 76 198 Y 0010511 respectively): GWRI filed a claim against Sierra Negra Ranch, LLC (“SNR”) and New World Properties, Inc (“NWP”) for breach of the Infrastructure Coordination and Financing Agreements (“Agreements”) for their respective developments. As the Agreements require binding arbitration for any dispute arising out of or relating in any way to the Agreements, we initiated a Demand for Arbitration and Statement of Claim

GLOBAL WATER RESOURCES, INC.

Notes to Consolidated Financial Statements

against SNR and NWP (collectively the “Respondents”) in May 2011 in response to the non-payment of certain fees due from Respondents to GWRI for major permitting milestones achieved. SNR and NWP did not dispute that we achieved the permit milestones that trigger payment. The monies we contended GWRI was owed pursuant to the Agreements from the Respondents were in excess of $3.7 million of principal (not including interest and recovery of litigation costs, which we pursued during arbitration). Including interest and litigation costs, GWRI sought in excess of $6.0 million. In response, SNR and NWP filed counterclaims for amongst other things, breach of contract and rescission. The arbitration hearing concluded on March 2, 2012 and the interim award was received on March 28, 2012 indicating GWRI as the prevailing party in the arbitration. The final award was received April 20, 2012. According to the award, the arbitration panel found in the Company’s favor on almost all claims, and ruled that the Company is entitled to approximately $4.2 million of ICFA fees, 15% per annum interest totaling $2.0 million and recovery of 1/3 of the legal costs incurred in connection with the litigation. In August 2012, we received the monies due from NWP totaling $2,044,000, consisting of $1,219,000 of past due ICFA fees, $719,000 of interest and $106,000 of reimbursed litigation costs.

Subsequent to the award, SNR filed for Chapter 11 bankruptcy. In July 2013, the Bankruptcy court ruled that SNR must cure their default in order to assume the ICFA, which would require full payment of past due ICFA fees, interest and reimbursement of legal costs by no later than March 21, 2014, stating that such value would be determined by the court at a future date. In October 2013, the Company entered into a settlement agreement with SNR wherein payment terms were set to serve as the basis of SNR’s bankruptcy plan of reorganization. Under the plan and settlement agreement that was approved by the court, the Company would receive monies due from SNR totaling $5,321,000, consisting of $2,802,000 of past due ICFA fees, $2,021,000 of interest (recorded within other income (expense) in our statement of operations for the year ended December 31, 2014) and $498,000 of reimbursed litigation costs, all of which was received during the first quarter of 2014. With respect to the $2,802,000 ICFA fees mentioned above, since such amount was due to the Company prior to January 1, 2014, in accordance with Rate Decision No. 74364, we were not required to allocate any portion of the amount as a HUF.

Separately, on March 18, 2014, SNR and NWP filed an application for rehearing with the ACC regarding Rate Decision No. 74364. The application relates only to the particular issue of whether ICFA funds to be paid in the future will be subject to a Consumer Price Index (“CPI”) adjustment, which Rate Decision No. 74364 approved. The ACC had twenty days from the date of the application to decide if a rehearing would be granted, but that period passed without such action, eliminating any opportunity for rehearing.

From time to time, we may become involved in other proceedings arising in the ordinary course of business. Management believes the ultimate resolution of such matters will not materially affect our financial position, results of operations, or cash flows.

15.	SUBSEQUENT EVENTS

On January 19, 2016, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for a proposed offering of its common stock (the “U.S. IPO”). In connection with the proposed U.S. IPO, the Company plans to apply to list its common stock on the NASDAQ Global Market under the symbol “GWRS.”

On March 2, 2016, the Arizona Corporation Commission approved the sale of Willow Valley Water Company to EPCOR Water Arizona, Inc (“EPCOR”). The ACC’s approval is subject to a thirty day appeal period.

Subsequent events have been evaluated through March 16, 2016, the date of this report.

* * * * * *

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2015 is presented to give effect to a 100.68-for-1 forward stock split with respect to our common stock that will be effected prior to the completion of the offering in connection with the Reorganization Transaction and to the condemnation of the operations and assets of Valencia Water Company described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Corporate Transactions—Stipulated Condemnation of Valencia” as if the transaction was completed as of January 1, 2015. An unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 has also been presented to give effect to the Reorganization Transaction as described in this prospectus. The condemnation of the operations and assets of Valencia Water Company has been omitted from the balance sheet adjustments as the transaction is reflected in the consolidated balance sheet as of December 31, 2015 included elsewhere in this prospectus.

The following unaudited pro forma condensed consolidated financial statements are derived from our audited consolidated statement of operations for the year ended December 31, 2015 and our audited consolidated balance sheet as of December 31, 2015, which are included elsewhere in this prospectus. The unaudited pro forma adjustments are based on currently available information and assumptions that management believes are reasonable, factually supportable, directly attributable and, as it relates to the unaudited pro forma condensed consolidated statements of operations, will have a continuing impact. The unaudited pro forma consolidated financial information does not purport to represent our consolidated financial position or results of operations that would have occurred had the transactions been consummated on the date assumed or to project our consolidated financial position or results of operations for any future date or period. The presentation of the unaudited pro forma condensed consolidated financial information is prepared in conformity with Article 11 of Regulation S-X.

The unaudited pro forma adjustments related to the condemnation of the operations and assets of Valencia Water Company, the stock split and the Reorganization Transaction are described in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information should be read together with “Reorganization Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

GLOBAL WATER RESOURCES, INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2015

(Unaudited)

	Historical	Pro Forma Adjustments		Pro Forma, As Adjusted
ASSETS
PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment	$258,244	$—		$258,244
Less accumulated depreciation	(64,092)	—		(64,092)

Net property, plant and equipment	194,152	—		194,152

CURRENT ASSETS:
Cash and cash equivalents	11,513	—		11,513
Accounts receivable—net	1,132	—		1,132
Due from related party	306	—		306
Accrued revenue	1,745	—		1,745
Prepaid expenses and other current assets	1,179	—		1,179
Assets held for sale	2,840	—		2,840

Total current assets	18,715	—		18,715

OTHER ASSETS:
Goodwill	—	—		—
Intangible assets—net	12,772	—		12,772
Regulatory assets	227	—		227
Deposits	13	—		13
Bond service fund and other restricted cash	9,042	—		9,042
Debt issuance costs—net	2,233	—		2,233
Equity method investment—related party	821	—		821

Total other assets	25,108	—		25,108

TOTAL ASSETS	$237,975	$—		$237,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,322	$—		$1,322
Accrued expenses	5,137	178	(1)	5,315
Deferred revenue	11	—		11
Customer and meter deposits	1,706	—		1,706
Long-term debt—current portion	1,994	—		1,994
Liabilities held for sale	493	—		493

Total current liabilities	10,663	178		10,841

NONCURRENT LIABILITIES:
Long-term debt	104,650	—		104,650
Deferred regulatory gain	19,730	—		19,730
Regulatory liability	7,859	—		7,859
Advances in aid of construction	61,480	—		61,480
Contributions in aid of construction—net	4,426	—		4,426
Deferred income tax liability	4,164	—		4,164
Acquisition liability	4,688	—		4,688
Other noncurrent liabilities	252	275	(1)	527

Total noncurrent liabilities	207,249	275		207,524

Total liabilities	217,912	453		218,365

Commitments and contingencies (see Note 13)
SHAREHOLDERS’ EQUITY:
Common stock, $0.01 par value, 1,000,000 shares authorized, 181,179 and 182,050 shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively; Pro forma common stock, $0.0001 par value, 60,000,000 shares authorized, 18,241,746 and 18,329,441shares issued and outstanding at December 31, 2015 and December 31, 2014, respectively	2	(1	)(1)	1
Treasury stock, at cost	—	1	(1)	1
Paid in capital	21,659	(453	)(1)	21,206
Accumulated deficit	(1,598)	—		(1,598)

Total shareholders’ equity	20,063	(453)		19,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$237,975	$—		$237,975

GLOBAL WATER RESOURCES, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

(Unaudited)

	Historical		Pro Forma Adjustments		Pro Forma, As Adjusted
REVENUES:
Water services		$16,320	$(3,266	)(2)		$13,054
Wastewater and recycled water services		15,020	—			15,020
Unregulated revenues		616	—			616

Total revenues		31,956	(3,266)			28,690

OPERATING EXPENSES:
Operations and maintenance		7,080	(905	)(2)		6,175
Operations and maintenance—related party		2,179	(330	)(2)		1,849
General and administrative		7,957	(135	)(3)		7,822
Depreciation		8,213	(1,257	)(2)		6,956

Total operating expenses		25,429	(2,627)			22,802

OPERATING INCOME		6,527	(639)			5,888

OTHER INCOME (EXPENSE):
Gain on condemnation of Valencia		42,983	(42,983	)(6)		—
Interest income		11	—			11
Interest expense		(8,299)	—			(8,299)
Other		767	(2	)(2)		765
Other—related party		(3)	—			(3)

Total other income (expense)		35,459	(42,985)			(7,526)

INCOME (LOSS) BEFORE INCOME TAXES		41,986	(43,624)			(1,638)
INCOME TAX (EXPENSE) BENEFIT		(20,623)	21,407	(6)		784

NET INCOME (LOSS)		$21,363	$(22,217)			$(854)

Basic earnings (loss) per common share		$117.55				$(0.05	)(4)(5)
Diluted earnings (loss) per common share		$117.55				$(0.05	)(4)(5)
Dividends declared per common share	C$	187.18			C$	1.86	(5)
Dividends declared per common share		$143.95				$1.43	(5)

Weighted average number of common shares used in the determination of:
Basic earnings per common share		181,733				18,296,878	(5)
Diluted earnings per common share		181,733				18,296,878	(5)

GLOBAL WATER RESOURCES, INC.

Notes to the Unaudited Pro Forma Condensed

Consolidated Financial Information

1.	Basis of presentation

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2015, is based on the historical audited consolidated balance sheet for Global Water Resources, Inc., as adjusted to give effect to the Reorganization Transaction, and to a 100.68-for-1 common stock split to occur as part of the Reorganization Transaction.

The unaudited pro forma condensed consolidated statement of operations is based on the historical audited consolidated statement of operations for the year ended December 31, 2015 for Global Water Resources Inc., as adjusted to give effect to the condemnation of operations and assets of Valencia Water Company as if the transaction had occurred on January 1, 2015, and to a 100.68-for-1 common stock split to occur as part of the Reorganization Transaction.

2.	Pro forma adjustments

The unaudited pro forma adjustments are based on currently available information and assumptions that management believes are reasonable, factually supportable, directly attributable and, as it relates to the unaudited pro forma condensed consolidated statement of operations, will have a continuing impact. The following adjustments have been reflected in the unaudited pro forma condensed consolidated balance sheet as of December 31, 2015 and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2015.

(1)	Reflects the assets and liabilities assumed upon consolidation of GWRC into GWRI and the exchange of shares held by GWRC for new shares to be distributed to GWRC shareholders of record.

(2)	Reflects the elimination of water service revenues, operations and maintenance expense, depreciation expense and other expense relating to the condemnation of the operations and assets of Valencia Water Company.

(3)	Reflects the elimination of general and administrative expenses relating to the condemnation of the operations and assets of Valencia Water Company. The general and administrative pro forma adjustments represent the elimination of direct expenses recorded at Valencia Water Company during the year ended December 31, 2015. Certain allocated expenses were not included in the pro forma adjustments as such consolidated expenses generally remained in 2015 even after considering the condemnation of the operations and assets of Valencia Water Company.

(4)	The adjustments to basic earnings (loss) and diluted earnings (loss) per common share reflect the elimination of the net gain on the condemnation of the operations and assets of Valencia Water Company and the net income eliminated through the pro forma adjustments for the year ended December 31, 2015.

(5)	Reflects the adjustments to give effect to a 100.68-for-1 common stock split to occur as part of the Reorganization Transaction.

(6)	With the condemnation of the operations and assets of Valencia Water Company, the Company recognized a gain on condemnation of $43.0 million which has been eliminated in the pro forma adjustments. The tax effects include adjustments recognized at the statutory rate of 38% as follows:

•	$16.6 million in tax expenses related to the net income eliminated through the pro forma adjustments

•	$4.8 million in tax expense related to a permanent adjustment to goodwill of $12.7 million

1,164,800 Shares

Common Stock

Prospectus

Roth Capital Partners